UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2005

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date: February 9, 2005	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

On February 7, 2005, Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) announced, and submitted the press release containing such announcement in a separate Form 6-K dated February 7, 2005, that it priced US$300.0 million in debt financing through 8% notes due February 2010 (the “Notes”) to be issued in the international bond markets (the “Debt Financing”). The offering is expected to close on February 11, 2005. VimpelCom intends to use the net proceeds of the Debt Financing partly to repay indebtedness including, at maturity, a portion of the US$250.0 million notes due April 2005 and partly to continue the development and expansion of its networks, including through possible acquisitions or investments in existing wireless operators within Russia and/or the CIS, or by establishing new wireless operators or entering into local partnerships or joint ventures within Russia and/or the CIS. In connection therewith, VimpelCom disclosed to prospective purchasers of the notes information that has not been previously publicly reported. VimpelCom has elected to provide such information, together with some information that has been previously publicly disclosed, in this Form 6-K.

Nothing herein shall constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any sale of the Notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The Notes will be offered to qualified institutional buyers in reliance on Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and outside the United States in reliance on Regulation S under the Securities Act. The Notes will not be registered under the Securities Act. Unless and until so registered, the Notes may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

This Form 6-K contains “forward-looking statements,” as this phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are not historical facts and can often be identified by the use of terms like “estimates,” “projects,” “anticipates,” “expects,” “intends,” “believes,” “will,” “may,” “should” or the negative of these terms. All forward-looking statements, including discussions of strategy, plans, objectives, goals and future events or performance, involve risks and uncertainties. Examples of forward-looking statements include:

•	our plans to expand or build networks, notably, in the regions of Russia outside of Moscow and in other countries of the CIS;

•	our anticipated capital expenditures in Moscow, in the regions of Russia outside of Moscow and in Kazakhstan;

•	our ability to merge with our subsidiary Open Joint Stock Company “KB Impuls” (“KB Impuls”) and our expectation that our licenses, frequencies and other permissions that were previously held by Open Joint Stock Company “VimpelCom-Region” (“VimpelCom-Region”) and that are currently held by KB Impuls will be re-issued to VimpelCom in connection with the mergers of VimpelCom-Region and KB-Impuls, respectively;

•	our ability to successfully challenge suits, including class action lawsuits by some of our shareholders and tax disputes brought by the Russian tax inspectorate;

•	our ability to successfully challenge on appeal the decision by the Temuruksky district court of Krasnodarsky Krai of a case brought by a minority shareholder, which suspends the effectiveness of the provision of our charter requiring the super-majority vote of our board of directors with respect to certain matters, including acquisitions of shareholdings in other enterprises;

•	our ability to achieve the expected benefits from our acquisition of TOO “KaR-Tel” (“KaR-Tel”), the second largest cellular operator in Kazakhstan, and to successfully challenge claims brought against KaR-Tel by third parties;

•	our plans to increase our subscriber base;

•	expectations as to pricing for our products and services in the future and our future operating results;

•	our ability to meet license requirements and to obtain and maintain licenses, frequency allocations and regulatory approvals;

•	our plans to further develop and commercialize value added services and wireless Internet services;

•	our expectations regarding our brand name recognition and our ability to successfully promote our brand;

•	expectations as to the future of the telecommunications industry and the regulation of the telecommunications industry; and

•	other statements regarding matters that are not historical facts.

While these statements are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this Form 6-K and the documents incorporated by reference include:

•	risks relating to changes in political, economic and social conditions in Russia and Kazakhstan;

•	risks relating to Russian and Kazakh legislation, regulation and taxation, including laws, regulations, decrees and decisions governing each of the Russian and Kazakh telecommunications industry, currency and exchange controls relating to Russian and Kazakh entities and taxation legislation relating to Russian and Kazakh entities, and their official interpretation by governmental and other regulatory bodies and by Russian and Kazakh courts;

•	risks relating to our acquisition of KaR-Tel, which we acquired on September 3, 2004 through a competitive tender. We had limited opportunity to conduct due diligence in connection with this acquisition and, as we continue the process of integrating KaR-Tel’s operations, we may uncover unexpected or unforeseen liabilities and obligations or ultimately incur greater than expected liabilities as a result of this acquisition. In addition, our ownership of KaR-Tel may be challenged and there is a risk that former shareholders of KaR-Tel or their legal successors may prevail in their claims against us. Although we are continuing to conduct due diligence on KaR-Tel, financial data, operating data or other information regarding KaR-Tel is based largely on documents provided to us in connection with the tender process;

•	risks that various courts or regulatory agencies in which we are involved in legal challenges or appeals may not find in our favor;

•	risks relating to our company, including demand for and market acceptance of our products and services, regulatory uncertainty regarding our licenses, frequency allocations and numbering capacity, constraints on our spectrum capacity, availability of line capacity, competitive product and pricing pressures and the re-issuance of licenses previously held by VimpelCom-Region;

•	risks associated with discrepancies in subscriber numbers and penetration rates caused by differences in the churn policies of wireless operators; and

•	other risks and uncertainties.

These factors and the other risk factors described in this Form 6-K and in the documents incorporated by reference are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. Under no circumstances should the inclusion of such forward-looking statements in this Form 6-K be regarded as a representation or warranty by the Company with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. The forward-looking statements included in this Form 6-K are made only as of the date of this Form 6-K and we cannot assure you that projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise.

EXPLANATORY NOTE

The financial data provided in this Form 6-K has been presented in U.S. dollars and was prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

This Form 6-K describes matters that relate generally to VimpelCom and its consolidated subsidiaries. Thus, we use terms such as “we,” “us,” “our” and similar plural pronouns when describing the matters that relate generally to the VimpelCom consolidated group. Unless specifically indicated otherwise, the information contained in this Form 6-K does not include financial data, operating data or other information regarding KaR-Tel. To the extent any of the conditions contained in Regulation S-X are met requiring the inclusion of separate pro forma and historical financial data for KaR-Tel in our future Annual Reports on Form 20-F filed with the SEC, we intend to make such disclosures in accordance with the requirements of Regulation S-X. In addition, the discussion of our business and the wireless telecommunications industry contains references to numerous technical and industry terms. References to “GSM-900/1800” are to dual band networks that provide wireless mobile telephone services using the Global System for Mobile Communications standard in the 900 MHz and 1800 MHz frequency ranges. References to “GSM-900” and “GSM-1800” are to networks that provide wireless mobile telephone services using GSM in the 900 MHz and 1800 MHz frequency ranges, respectively. References to “GSM” are to both the GSM-900 and GSM-1800 standards.

References to “AMPS” are to both analog and digital versions of the Advanced Mobile Phone System cellular standard in the 800 MHz frequency range, and references to “D-AMPS” are to the digital version of AMPS.

References to “spectrum allocated” are to one half of the total allocated spectrum, because two equal frequency bands are allocated to permit transmission by base stations and subscriber mobile telephone units.

References to the “CIS” are to countries of the Commonwealth of Independent States.

References to the “regions” are to the regions of Russia outside of the Moscow license area, including the city of St. Petersburg.

For the purposes of this Form 6-K, the term “super-region” includes Russia’s seven large geographical regions as well as the Moscow license area.

Certain Information with Respect to VimpelCom not Previously Publicly Reported

Disclosed to Prospective Purchasers of Notes

Risk Factors

The risk factors below are associated with our Company. You should carefully consider all of the information set forth in VimpelCom’s Annual Report on Form 20-F for the year ended December 31, 2003 and, in particular, the risks described in the section of the Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors.” You should also carefully consider risk factors in the Company’s Reports on Forms 6-K dated June 10, 2004, July 9, 2004 and October 19, 2004 submitted with the SEC, and other filings made by the Company with the SEC. If any of these risks actually occur, VimpelCom’s business, financial condition or results of operations could be harmed.

The risks and uncertainties below, in the Annual Report on Form 20-F for the year ended December 31, 2003 and in the Company’s other public filings and submissions with the SEC are not the only ones VimpelCom faces, but represent the risks that VimpelCom believes are material. However, there may be additional risks that VimpelCom currently considers not to be material or of which VimpelCom is not currently aware and these risks could have the effects set forth above.

Risks Related To Our Business

If the telecommunications licenses, frequencies and other permissions previously held by VimpelCom-Region are not re-issued to us, or are not re-issued to us in a timely and complete manner, our business may be materially adversely affected.

On November 26, 2004, we completed the merger of VimpelCom-Region into VimpelCom. In accordance with the new law “On Communications” (the “New Law”), VimpelCom promptly filed applications with the Federal Surveillance Service for Communications (the “Service”) for the re-issuance of VimpelCom-Region’s licenses to VimpelCom. On December 28, 2004, we received a letter from the Service stating that, although we had complied with the relevant requirements of the New Law, the Service was not in a position to re-issue the licenses previously held by VimpelCom-Region to VimpelCom until the Russian Government adopted regulations establishing the types of telecommunications activities for which a license is required and the material terms and conditions associated with such license as contemplated by the New Law. The letter further stated that VimpelCom, as the legal successor to VimpelCom-Region, could assume the obligations of VimpelCom-Region to provide wireless services under the licenses previously held by VimpelCom-Region prior to their re-issuance to VimpelCom. Furthermore, although the letter did not specifically include the frequencies and permissions related to the licenses previously held by VimpelCom-Region, VimpelCom has assumed the obligations of VimpelCom-Region with respect to those frequencies and permissions since they are directly related to the licenses and the ability of VimpelCom to provide wireless services under the licenses previously held by VimpelCom-Region. Upon receipt of the letter on December 28, 2004, we immediately re-filed our applications with the Service for the re-issuance of the licenses to VimpelCom and on January 27, 2005, the Service returned copies of our applications to us. In its letter of January 27, 2005 the Service suggested that in order to complete the re-issuance process in connection with the merger, VimpelCom should apply for the re-issuance of the licenses after the Russian Government approves the regulations establishing the types of telecommunications activities for which a license is required and the related terms and conditions of such licensed activities. The subscriber base and revenues from the licenses previously held by VimpelCom-Region represent a significant and growing portion of our business.

There can be assurance that the Russian Government will issue regulations establishing the types of telecommunications activities for which a license is required and the related terms and conditions of such licensed activities. Despite the guidance and clarifications received from the Service, there can also be no assurance that any or all of the licenses, frequencies and permissions will be re-issued to us, will be re-issued to us in a timely manner or on the same terms and conditions as the licenses, frequencies and permissions previously held by VimpelCom-Region (including with the same scope of service). In addition, despite the guidance and clarifications received from the Service and our view that such guidance and clarifications provide for the continued effectiveness of VimpelCom-Region’s licenses until such time as the licenses are re-issued to VimpelCom, there can be no assurance that VimpelCom’s right to continue to provide service to subscribers in VimpelCom-Region’s licensed areas prior to the re-issuance of the licenses, frequencies and permissions will not be challenged or revoked or that others will not assert that VimpelCom-Region’s licenses have ceased to be effective. If any of these situations occur, they could have a material adverse effect on our business and results of operations, including causing VimpelCom to cease providing wireless services in the Russian regions outside of the Moscow license area for which VimpelCom-Region previously held licenses or not to be able to provide all of the same services it currently provides under these licenses or on the same terms and conditions and/or resulting in an event of default under the majority of our outstanding indebtedness.

We could be subject to claims by the Russian tax inspectorate that could materially adversely affect our business.

On November 26, 2004, VimpelCom received an act from the Russian tax inspectorate with preliminary conclusions following a review of VimpelCom’s 2001 tax filing. The preliminary act stated that VimpelCom owed 2.5 billion Russian rubles (or approximately US$91.0 million at the exchange rate as of December 31, 2004) in taxes plus 1.9 billion Russian rubles (or approximately US$68.0 million at the exchange rate as of December 31, 2004) in fines and penalties in addition to amounts that VimpelCom previously paid in 2001 for taxes. The preliminary conclusions related to the deductibility of expenses incurred by VimpelCom in connection with the agency relationship between VimpelCom and its wholly-owned subsidiary, KB Impuls. On December 8, 2004, VimpelCom filed its objections to the preliminary act and on December 30, 2004, VimpelCom received a final decision from the tax inspectorate stating that the total amount of additional taxes to be paid by VimpelCom for the 2001 tax year had been reduced to 284.9 million Russian rubles (or approximately US$10.3 million at the exchange rate as of December 31, 2004) in taxes plus 205.0 million Russian rubles (or approximately US$7.4 million at the exchange rate as of December 31, 2004) in fines and penalties. The 88.9% reduction in the final decision by the tax inspectorate primarily related to the acceptance by the tax inspectorate of VimpelCom’s objection regarding the tax inspector’s claim concerning the deductibility of expenses incurred by VimpelCom in connection with the agency relationship between VimpelCom and its wholly-owned subsidiary, KB Impuls, and the withdrawal of the related claim. A significant portion of the final tax decision (excluding fines and penalties) concern deductions for certain value added taxes that the authorities determined were calculated incorrectly. Although we do not agree with the final decision for 2001 by the tax inspectorate, we paid the taxes for 2001 and have initiated offsets for certain of these amounts in future tax years. Based on the amount of the final decision for 2001, we understand that the Ministry of Internal Affairs should review this matter and decide whether to initiate a criminal investigation.

On December 28, 2004, VimpelCom received an act from the Russian tax inspectorate with preliminary conclusions from a review of VimpelCom’s 2002 tax filing. The act states that VimpelCom owes an additional 408.5 million Russian rubles (or approximately US$14.7 million at the exchange rate as of December 31, 2004) in taxes plus 172.1 million Russian rubles (or approximately US$6.2 million at the exchange rate as of December 31, 2004) in fines and penalties. The act with preliminary conclusions for 2002 did not contain any claims concerning the deductibility of expenses incurred by VimpelCom in connection with the agency relationship between VimpelCom and KB Impuls. The 2002 act is a preliminary notice and is not a final tax claim or demand by the tax inspectorate. We have filed our objections to the act containing preliminary conclusions and have not yet received the final decision of the tax inspectorate.

After we issued our press release on December 8, 2004 in relation to the act with preliminary tax conclusions for 2001, our stock price fell by over 25.0% during a two day trading period. We subsequently received inquiries from US regulators and exchanges seeking information in relation to trading in our stock prior to the issuance of the press release, and we are in the process of responding to these inquiries.

There can be no assurance that the tax authorities will not claim on the basis of the same asserted tax principles or different tax principles that additional taxes are owed by VimpelCom or its subsidiaries, including KB Impuls, for 2001, 2002, 2003 or other tax years or that the Ministry of Internal Affairs will not decide to initiate a criminal investigation. In addition, there can be no assurance whether or to what extent our company will be able to successfully offset the value added taxes in later years. The adverse resolution of these or other tax matters that may arise could have a material adverse effect on our business, financial condition and results of operations, including an event of default under our outstanding indebtedness.

We are subject to shareholder class action lawsuits against our company that could have a material adverse effect on ourbusiness.

On December 10 and 17, 2004, two individual purchasers of VimpelCom securities filed lawsuits in the United States District Court for the Southern District of New York against our company, our Chief Executive Officer and our Chief Financial Officer. In substantially similar complaints, the two plaintiffs allege violations under Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder on behalf of themselves and on behalf of all persons or entities who purchased our securities between March 25, 2004 and December 7, 2004. The principal allegations in the complaints relate to the act with preliminary conclusions from the review of VimpelCom’s 2001 tax filing by the Russian tax inspectorate, which we disclosed in a December 8, 2004 press release. To date, we have not been served with copies of the complaints. Lead plaintiffs and lead counsel have not yet been appointed in these lawsuits and the deadline for seeking such appointment is February 8, 2005. We believe that the allegations in these lawsuits are without merit and intend to defend against them vigorously. Nonetheless, there can be no assurance as to the outcome or effect of these lawsuits, or that that these plaintiffs will not amend their complaints, or that we will not be subject to further such lawsuits by these or other plaintiffs. If an adverse outcome occurs in any such lawsuit, our business, financial condition and results of operations could be materially adversely affected.

If we are unable to complete our merger with KB Impuls or some or all of KB Impuls’s licenses, frequencies and other permissions are not re-issued to us during the merger process, our business may be materially adversely affected.

On May 26, 2004, our shareholders approved the merger of KB Impuls into VimpelCom and on October 8, 2004, our shareholders approved amendments to our charter reflecting the merger. The amendments have not yet been registered with the appropriate Russian authorities. We initiated the KB Impuls merger largely in response to public statements by the Minister of Information Technologies and Communications that the re-issuance of the licenses held by KB Impuls to our company would resolve the regulatory dispute with Moscow Gossvyaznadzor, the former local regulatory arm of the former Ministry of Communications. The current legal and regulatory regime is unclear about the timing and procedure of the re-issuance of KB Impuls’s licenses, frequencies and other permissions to VimpelCom in the event of a merger or reorganization and this may delay or result in the non-completion of the merger of KB Impuls into VimpelCom. Because of the uncertainty related to the New Law and because some of the regulations contemplated by the New Law have yet to be issued, there can be no assurance that the licenses, frequencies and other permissions of KB Impuls will be re-issued to us or will be re-issued to us in a timely manner or on the same terms and conditions as the existing licenses, frequencies and permissions (including the same scope of service. A substantial delay in our planned merger, the failure to re-issue some or all of

KB Impuls’s licenses, frequencies and other permissions or the re-issuance of such licenses, frequencies and other permissions on different terms (including scope of service) may materially adversely affect our business.

We are subject to civil claims and administrative claims by our subscribers that may result in unfavorable outcomes that could adversely affect our business.

Several subscribers have filed civil suits against us challenging our agency relationship with KB Impuls, claiming that VimpelCom provides telecommunications services without a license in Moscow and the Moscow region and/or claiming that their subscriber agreements should be terminated and that they should be compensated for all amounts paid to us. The former Ministry of Communications was brought into certain of these suits as a third party and has assisted the subscriber in each of the cases in which it is involved. In addition, there have been attempts to bring other parties into these cases, including other regulatory bodies, but to date, these motions have been defeated. Reportedly, some of these subscribers and the company that made the allegations leading to the initiation of the criminal case were coordinating their activities. We have successfully defended our agency relationship against such claims by subscribers, either at the court of first instance or upon appeal. However, in each of these cases, the subscribers have the right to appeal the decision. We cannot assure you that the appeals courts will rule in our favor if the subscribers appeal their adverse decisions. Although Russian court rulings are not generally binding on other Russian courts, rulings that are unfavorable to us may have persuasive force in other cases brought against us and they may make us more vulnerable to unfavorable rulings in cases that may be brought in the future by other subscribers, groups of subscribers or third parties on similar grounds or on the basis of different arguments. Although the monetary value of the claims brought against us to date have not been material, our business may be adversely affected if management is forced to focus its attention and the company’s resources on defending the company against these and similar claims, should they arise. An increase in the number of claims brought against us may cause management to expend additional time and resources to resolve such claims and may ultimately have a material adverse effect on our business and results of operations. In addition, the tax authorities, telecommunications authorities and other governmental and regulatory bodies may file claims against us if, among other things, our subscriber agreements are declared invalid.

Additionally, other subscribers have filed claims against us alleging that we have engaged in fraudulent advertising, that we do not have the right to keep the balance on any prepaid account at the time the subscriber terminates service with us or the time for the use of such account has expired, and that the quality of our telecommunications services is not acceptable. Certain subscribers have also filed similar complaints with the anti-monopoly authorities. In several cases, the anti-monopoly authorities have found in favor of subscribers, ruling that the terms of our prepaid contracts violated the subscribers’ rights because unspent amounts under their prepaid contracts were not refunded when the contracts were terminated by the subscribers. The decisions of the anti-monopoly authorities also allege other inconsistencies between our subscriber agreements and Russian law. We have settled with certain of these subscribers, appealed certain rulings of the anti-monopoly authorities and may appeal other rulings. There can be no assurance that we will prevail or that other subscribers will not file claims. In the event that we are required to return such prepaid amounts, we will have to make modifications to our billing system which will result in additional expenses. Some or all of these rulings referred to above may be appealed and other cases have not yet been decided. We cannot assure you that similar claims will not be filed or that the rulings taken by the courts in the future will be in our favor, and adverse decisions may have an adverse effect on our group.

We may be the subject of criminal investigations that may result in unfavorable outcomes that could materially adversely affect our business.

On February 4, 2004, our company received a notice from the Moscow Prosecutors’ office declaring the initiation of a criminal case against us stemming from allegations by a small Moscow-based company that we operated our business without a license. We immediately appealed and subsequently received a decision from the Moscow Prosecutors’ office dismissing the case. The company that made the allegations challenged the decision, but it was upheld by the Savelovsky Municipal Court of Moscow. A second appeal by this company was rejected by the Moscow City Court on July 19, 2004. This decision may be appealed to the Presidium of the Moscow City Court until July 19, 2005 and we cannot assure you that the decision to dismiss the criminal case and the upholding of such decision by the court will be upheld on further appeal. In addition, other criminal investigations may be launched into the activities of our company. Criminal investigations into our activities may have a material adverse effect on our business.

We face intense competition from an increasing number of strong competitors.

Competition among telecommunications service providers in Russia is intense and increasing as providers are utilizing new marketing efforts to retain existing subscribers and attract new ones. In an effort to compete for subscribers, wireless service providers, including us, have lowered tariffs and, from time to time, offered handset subsidies or increased dealer commissions. For example, in December 2004, our primary competitor in Russia, Open Joint Stock Company “Mobile Telesystems,” or MTS, introduced an aggressive marketing campaign that provided free prepaid SIM to new subscribers. This resulted in a marked increase in MTS’s subscriber figures and market share for the month of December 2004, especially in the Moscow license area. As the penetration rate in Russia increases and the market matures, wireless service providers could be forced to utilize more aggressive marketing schemes to retain existing subscribers and attract new ones. If this were to occur, our company may choose to adopt lower tariffs, offer handset subsidies or increase dealer commissions, any or all of which could adversely affect our business and results of operations.

Furthermore, our competitors have established and will continue to establish relationships with each other and with third parties. MTS has relationships with third parties that have assets and other resources that may give MTS a substantial competitive advantage over our company. Deutsche Telekom AG, a telecommunications company with significant telecommunications assets and experience, has reported that it beneficially owns approximately 10.0% of MTS’s voting shares. Sistema, a diverse Russian holding company with interests in several telecommunications companies, recently reported that it beneficially owns approximately 52.0% of MTS’s voting shares. MTS may have access to greater financial resources than our company in the future. We also compete with MegaFon. MegaFon has rapidly increased the number of its subscribers in the Moscow license area and the regions and this has resulted in increased competition in the Russian telecommunications industry.

Current or future relationships among our competitors and third parties may restrict our access to critical systems and resources. New competitors or alliances among competitors could rapidly acquire significant market share. We cannot assure you that we will be able to forge similar relationships or successfully compete against them.

Increased competition and a more diverse subscriber base have resulted in declining average monthly service revenues per subscriber, which may adversely affect our results of operation.

While our subscriber base and revenues are growing as we continue to grow our operations in Moscow and to expand into the regions outside of Moscow, our average monthly service revenues per subscriber are decreasing. We expect to see a continued decline due to tariff decreases resulting from marketing competition, the increase of mass-market subscribers as a proportion of our overall subscriber mix, and the increase of our subscribers in the regions, where the average monthly service revenues per subscriber tend to be substantially lower than in the Moscow license area. The decline in our average monthly service revenues per subscriber may adversely affect our results of operations.

If we are unable to maintain our favorable brand image, we may be unable to attract new subscribers and retain existing subscribers, leading to loss of market share and revenues.

We have expended significant time and resources building the “Bee Line GSM” brand. Our ability to attract new subscribers and retain existing subscribers depends in part on our ability to maintain what we believe to be our favorable brand image. Negative rumors or various claims by Russian or foreign governmental authorities, individual subscribers and third parties against our company could also adversely affect this brand image. In addition, consumer preferences change and our failure to anticipate, identify or react to these changes by providing attractive services at competitive prices could negatively affect our market share. Any loss of market share resulting from any or all of these factors could negatively affect our results of operations.

Substantial leverage and debt service obligations may adversely affect our cash flow.

We have substantial amounts of outstanding indebtedness, primarily our obligations under the following:

•	our obligations under the loan agreements with UBS (Luxembourg) S.A., pursuant to which UBS (Luxembourg) S.A. extended three loans totaling US$750.0 million to our company, which were funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.;

•	our obligations under the J.P. Morgan Loan Agreement, pursuant to which J.P. Morgan AG extended a loan of US$250.0 million to our company, which was funded by the issuance of loan participation notes by J.P. Morgan AG;

•	our Russian ruble bonds;

•	secured loans from Sberbank, Nordea Bank Sweden (publ) and Bayerische Hypo-und Vereinsbank AG, Svenska Handelsbanken AB, Bank TuranAlem and Kazkommertsbank;

•	an unsecured loan from ZAO Raiffeisen Bank Austria; and

•	our obligations under vendor financing agreements with Alcatel SEL AG, General DataCom and Technoserv.

As of September 30, 2004, our total outstanding indebtedness was approximately US$1,324.4 million on an actual basis, and US$1,924.4 million on an as adjusted basis, which assumes the granting of both the US$300.0 million loan made by UBS (Luxembourg) S.A. to VimpelCom which was funded by the issuance of US$300.0 million 8.375% loan participation notes due 2011 by UBS (Luxembourg) S.A. (the “October 2004 Loan”) and the US$300.0 million loan to be made by UBS (Luxembourg) S.A. to VimpelCom which will be funded by the issuance of US$300.0 million 8% loan participation notes due 2010 by UBS (Luxembourg) S.A. (the “Loan”) as if both the October 2004 Loan and the Loan were granted to us on September 30, 2004. Our consolidated subsidiaries, which as of September 30, 2004 included VimpelCom-Region and KB Impuls, were the primary or sole obligors on US$459.5 million, or approximately 34.7%, of our actual total indebtedness as of September 30, 2004. Furthermore, certain of our subsidiaries, including KaR-Tel, are in discussions to obtain additional debt financing, some of which may be secured by VimpelCom. Subsequent to September 30, 2004, VimpelCom-Region merged with VimpelCom, pursuant to which VimpelCom assumed the debt of VimpelCom-Region. In addition, US$428.4 million of our total outstanding indebtedness was secured by our equipment, securities and real property as of September 30, 2004. Subsequent to September 30, 2004, in addition to our incurrence of the October 2004 Loan, there have been a number of additional changes in certain of our outstanding indebtedness. In October 2004, we signed a mandate letter for the Syndicated Loan Facility of up to US$200.0 million. If the merger of KB Impuls into VimpelCom has not occurred within one year of execution of the Syndicated Loan Facility, KB Impuls must issue a guarantee in support of such facility. Depending on market conditions, we may try to increase the principal amount of the Syndicated Loan Facility. The Syndicated Loan Facility has not been executed and is currently in the process of syndication. For information regarding these changes, see the section of this Form 6-K entitled “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing activities—2004” and “—Equipment Financing—2004.” Our current business plan contemplates that we will need to raise approximately US$1,000.0 million, including the proceeds from the Loan, in additional debt financing in the Russian and/or international capital markets and/or in bank financing to meet our projected capital expenditures, scheduled debt repayment and possible acquisitions through 2005. If we incur additional indebtedness, the related risks that we now face could increase. Specifically, we may not be able to generate enough cash to pay the principal, premium (if any), interest and other amounts due under our indebtedness.

Our substantial leverage and the limits imposed by our debt obligations could have significant negative consequences, including:

•	limiting our ability to obtain additional financing or to refinance existing indebtedness;

•	requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the amount of our cash flow available for other purposes, including capital expenditures and marketing efforts;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	placing us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have greater access to capital resources.

We must generate sufficient net cash flow in order to meet our debt service obligations, and we cannot assure you that we will be able to meet such obligations. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we would be in default under the terms of our indebtedness and the holders of our indebtedness would be able to accelerate the maturity of such indebtedness and could cause defaults under our other indebtedness.

If we do not generate sufficient cash flow from operations in order to meet our debt service obligations, we may have to undertake alternative financing plans to alleviate liquidity constraints, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital expenditures or seeking additional capital. We cannot assure you that any refinancing or additional financing would be available on acceptable terms, or that assets could be sold, or if sold, of the timing of the sales and whether the proceeds realized from those sales would be sufficient to meet our debt service obligations. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, would materially adversely affect our business, financial condition, results of operations and business prospects.

We may not be able to recover, or realize the value of, the debt investments that we make in KB Impuls or other subsidiaries.

We lend funds to, and make further debt investments in, one or more of our subsidiaries under intercompany loan agreements and other types of contractual agreements. KB Impuls and KaR-Tel are also parties to third-party financing arrangements that restrict our ability to recover our investments in these subsidiaries through the repayment of loans or dividends. For more information regarding our subsidiaries’ indebtedness and related payment restrictions, see “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing activities.”

The restrictions on either KB Impuls or KaR-Tel to repay debt may make it difficult for us to meet our debt service obligations. Although the risks related to our intercompany loans to KB Impuls will be eliminated if our merger is completed, we cannot assure you that we will complete this merger.

Covenants in our debt agreements restrict our ability to borrow and invest, which could impair our ability to expand or finance our future operations.

The Loan, the loan agreements with UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.), the J.P. Morgan Loan Agreement (funded by the issuance of loan participation notes by J.P. Morgan) and our credit facilities with Nordea and Bayerische and Svenska contain a number of different covenants that impose significant operating and financial restrictions on us. Additional covenants are also included in KB Impuls’s vendor financing agreements with Alcatel, as well as in our credit agreements with Sberbank. These restrictions significantly limit the ability of, and in some cases prohibit, among other things, our company and certain of our subsidiaries to incur additional indebtedness, create liens on assets, enter into business combinations or engage in certain activities with companies within our group. In addition, if we enter into the Syndicated Loan Facility, we will be subject to a number of other operating and financial restrictions. A failure to comply with these restrictions would constitute a default under the agreements discussed above and could trigger cross payment default/cross acceleration provisions under some or all of the agreements discussed above. In the event of such a default, the debtor’s obligations under one or more of these agreements could, under certain circumstances, become immediately due and payable, which would have a material adverse effect on our business, our liquidity and our shareholders’ equity.

We anticipate that we will need additional capital and we may not be able to raise it.

We anticipate that we will need additional capital for a variety of reasons, such as:

•	financing our strategy to develop our regional GSM licenses, including possible acquisitions of existing operators or any payments required in connection with new licenses or frequencies granted to us;

•	financing the development of KaR-Tel in Kazakhstan as well as possible acquisitions of operators and licenses in other CIS countries;

•	improving our debt portfolio structure;

•	financing the implementation of new technologies, such as third generation, or 3G, services;

•	improving our infrastructure, including our information technology systems;

•	financing our subscriber growth strategy;

•	refinancing existing indebtedness;

•	enhancing our service and subscriber support;

•	responding to unexpected increases in the pace of network development;

•	complying with regulatory requirements or developments;

•	taking advantage of new business opportunities; and

•	implementing changes in our business strategy.

Our current business plan contemplates that we will need to raise approximately US$1,000.0 million, including the proceeds from the Loan, in additional debt financing in the Russian and/or international capital markets and/or in bank financing to meet our projected capital expenditures, scheduled debt repayments and possible acquisitions through 2005. The actual amount of debt financing that we will need to raise will be influenced by the actual pace of subscriber growth over the period, network construction and our acquisition plans. In addition to our acquisition of KaR-Tel in Kazakhstan, we are currently actively pursuing other opportunities for expansion in other countries in the CIS. We cannot, however, give you any assurance of the exact amount that we will invest in acquiring such wireless operators or that we will be able to complete any such transactions successfully. If we make any further significant acquisition inside or outside of Russia beyond what is currently contemplated in our business plan, we will need to increase the amount of additional debt financing over this period above the currently projected US$1,000.0 million. Due to a variety of factors, including perceived risks related to our legal and regulatory developments, our subsidiary, KaR-Tel, operational performance or deterioration in the Russian economy or unfavorable conditions in the Russian or international capital markets, we may not be able to raise additional capital on acceptable terms. If we cannot obtain adequate financing on acceptable terms, we may be unable to make desired capital expenditures, take advantage of opportunities, refinance existing indebtedness or meet unexpected financial requirements and our growth strategy may be negatively affected. This could cause us to delay or abandon anticipated expenditures or otherwise limit operations, which could adversely affect our business.

We may not realize the anticipated benefits from our acquisition of KaR-Tel, we may assume unexpected or unforeseen liabilities and obligations or incur greater than expected liabilities in connection with this acquisition.

On September 3, 2004, we completed our acquisition of KaR-Tel, the second largest cellular operator in Kazakhstan, for a purchase price of US$350.0 million, plus approximately US$2.0 million of gross acquisition costs. In addition, KaR-Tel had debt of approximately US$75.0 million, which we assumed at the time of acquisition. The US$350.0 million purchase price is subject to a possible post-closing adjustment based on a post-closing assessment by the parties of the actual level of indebtedness and cash in KaR-Tel at the time of closing. Based upon our assessment to date of KaR-Tel’s strategic and financial position and of future market conditions and trends in Kazakhstan we expect to receive certain benefits from this acquisition. Recognizing the benefits of local expertise when entering a new country, we are currently in negotiations with a local partner to sell a minority interest of 50.0% minus one share in KaR-Tel’s parent, Limnotex, for US$175.0 million cash (which is the same valuation at which our company acquired KaR-Tel). As part of this proposed transaction, we are negotiating a call option that would allow us to re-acquire from the local partner 25.0% minus one share of Limnotex and an additional call option that would allow us to re-acquire from the local partner up to the full amount of the remaining 25.0% share in the event of a deadlock at a shareholders meeting, in each case at a price based on a prescribed formula. We expect to sign the relevant agreements with the local partner in the first quarter of 2005 and close the sale of the 50.0% minus one share in Limnotex to the local partner during the first half of 2005. There can be no assurance that we will be able to enter into and complete this transaction as currently contemplated or at all. The actual outcome of the acquisition and its effects on our company, the proposed sale of a stake to a local partner, and KaR-Tel’s results of operations may differ materially from our expectations as a result of the following factors, among others:

•	adverse rulings in ongoing litigation or of appeals of court or arbitration decisions, or new litigation brought in connection with actions taken prior to our acquisition, including without limitation, litigation with the former shareholders or others regarding ownership issues as well as amounts owed to or owing from such shareholders, litigation with government authorities regarding the allocation of frequencies to KaR-Tel and litigation with the anti-monopoly, tax and customs authorities (see “—Claims by the Former Shareholders and/or the Fund or others may prevent us from realizing the expected benefits of our acquisition of KaR-Tel, result in increased liabilities and obligations, including possible defaults under our outstanding indebtedness and deprive us of the value of our ownership interest.”);

•	KaR-Tel’s past and future compliance with the terms of its telecommunications license and permissions, KaR-Tel’s ability to get additional frequencies and KaR-Tel’s past and future compliance with applicable Kazakh laws, rules and regulations (including, without limitation, tax and customs legislation);

•	unexpected or unforeseen liabilities or obligations or greater than expected liabilities incurred prior to or after the acquisition, including tax, customs, indebtedness and other liabilities of KaR-Tel or its parent company Limnotex, or Limnotex’s other subsidiaries;

•	KaR-Tel’s ability to comply with the terms of its debt and other contractual obligations;

•

KaR-Tel’s obligations to purchase equipment and services under its exclusivity agreement with Motorola, Inc., which obligations may contain onerous financial terms and covenants, restrict KaR-Tel from acquiring equipment from other suppliers and prevent KaR-Tel from acquiring equipment on attractive terms or in a timely manner and thereby limit KaR-Tel’s ability to expand and/or operate its network;

•	KaR-Tel’s ability to maintain favorable interconnection terms as the interconnection provider in Kazakhstan is no longer a monopolist and therefore may not be subject to government regulation with respect to tariffs notwithstanding that there may not be viable alternatives to the current provider for interconnection;

•	exposure to foreign exchange risks that are difficult or expensive to hedge;

•	KaR-Tel’s ability to protect its trademarks and intellectual property in Kazakhstan and to register trademarks and other intellectual property used by KaR-Tel in the past;

•	developments in competition within Kazakhstan;

•	governmental regulation of the wireless telecommunications industry in Kazakhstan;

•	political, economic, social, legal and regulatory developments and uncertainties in Kazakhstan; and

•	the successful consummation of the sale of a minority interest in KaR-Tel to a strategic local partner.

We participated in a competitive tender to acquire KaR-Tel and as a result, we were able to conduct only a limited due diligence review on KaR-Tel prior to the acquisition. In addition, we received a limited indemnity and there is no assurance that the seller will have the financial capacity to satisfy any indemnity claim we may make against it. Since our acquisition of KaR-Tel on September 3, 2004, we have continued our due diligence of KaR-Tel. We have identified certain instances in which KaR-Tel may not have operated in full compliance with its licenses and permissions (including its telecommunications license and frequency permissions), its charter and laws, rules and regulations applicable to it, instances in which KaR-Tel operated without all required licenses and permissions (including frequency permissions), and instances in which KaR-Tel may not have operated in compliance with its debt and other contractual obligations over extended periods of time. We have also identified certain business practices that are not consistent with our company’s best practices including, for instance, the failure to procure adequate insurance and long-term leases of key real estate. In addition, we have not been able to verify the effectiveness of all real property and base station leases of KaR-Tel, some of which may be material to our operations. We have also heard assertions regarding possible questionable payments to government authorities in connection with certain legal proceedings in which KaR-Tel was involved prior to our acquisition. We are continuing to review all of these matters and assertions and are in the process of rectifying such non-compliance where possible, and instituting controls to attempt to ensure that KaR-Tel’s business is conducted in a manner consistent with applicable local laws and our company’s standards of conduct. We cannot assure you that we will be able to cure all such instances of non-compliance, that we will be able to prevent any such instances from occurring in the future or that such instances of non-compliance will not negatively affect our title to our ownership interest in KaR-Tel, subject KaR-Tel or our company to litigation or a default under debt or other agreements, or result in the imposition of fines or penalties or more severe sanctions, including the suspension or termination of KaR-Tel’s telecommunications license and frequency permissions.

Claims by the Former Shareholders and/or the Fund or others may prevent us from realizing the expected benefits of our acquisition of KaR-Tel, result in increased liabilities and obligations, including possible defaults under our outstanding indebtedness, and deprive us of the value of our ownership interest.

In November 2003, KaR-Tel redeemed for an aggregate of 450,000 Kazakhstani tenge (or approximately US$3,100 based on the Kazakhstani tenge to U.S. dollar exchange rate as of December 31, 2003) the equity interests of Turkish companies, Rumeli Telecom A.S. and Telsim Mobil Telekommunikasyon Hizmetleri A.S., owning an aggregate of 60.0% of the equity interests in KaR-Tel, referred to herein as the Former Shareholders, in accordance with an October 30, 2003 decision of the Review Panel of the Supreme Court of Kazakhstan. The decision was based on the finding that the Former Shareholders inflicted material damage on KaR-Tel by causing KaR-Tel to lose a valuable government tax concession and selling KaR-Tel obsolete and over-priced telecommunications equipment. The redemption process was initiated on April 15,

2002 by a repeated extraordinary general meeting of KaR-Tel shareholders reconvened by a shareholder owning 40.0% of the equity interests in KaR-Tel. In late August 2004, prior to our acquisition, we received letters from the Former Shareholders claiming that they continue to own such interests and stating that, without their approval, all KaR-Tel deals are illegal and invalid. The Former Shareholders stated in these letters that subsequent to such redemption, their respective managements were taken over by The Savings Deposit Insurance Fund, a Turkish state agency responsible for collecting state claims arising from bank insolvencies, referred to herein as the Fund. The Former Shareholders indicated in their letters that they were preparing to put their case before the International Center for the Solution of Investment Disputes, or ICSID, an independent organization with links to the World Bank. If the Former Shareholders pursue any claims related to KaR-Tel before ICSID or any other forum, we cannot assure you that they will not prevail in any such action, whether such action is brought in Kazakhstan or elsewhere. If the Former Shareholders were to prevail, we could lose ownership of up to 60.0% of our interest in KaR-Tel, be required to reimburse the Former Shareholders for the value of their interests or otherwise suffer monetary and reputational or other damages that cannot currently be quantified.

In July 2004, KaR-Tel and its affiliate obtained a default judgment in the Almaty City Court against the Former Shareholders for approximately US$41.0 million in the aggregate. The Almaty City Court relied on its ruling in the mandatory redemption case in which it found that the Former Shareholders inflicted material damage on KaR-Tel. KaR-Tel has offset, with effect prior to our acquisition, part of this judgment against the approximately US$19.7 million recorded on KaR-Tel’s books as owing to the Former Shareholders as of August 31, 2004 (of which approximately US$14.3 million may have been due and payable as of June 30, 2004 but for the offset) and any other debts or amounts owing to the Former Shareholders. Consequently, this US$19.7 million amount has not been included by us in our calculation of the approximate US$75.0 million total outstanding indebtedness assumed by us at the time of our acquisition of KaR-Tel. This judgment is subject to appeal and we cannot assure you that the decision of the court will not be overturned or that the amount of the default judgment will not be reduced or that additional amounts will not be owed to the Former Shareholders or their successors, thereby resulting in an increase in the amount of KaR-Tel’s indebtedness. Furthermore, the Former Shareholders or their successors may bring actions either inside or outside Kazakhstan challenging the Kazakh court judgment or such offset and claiming that amounts owing to the Former Shareholders or their successors by KaR-Tel have become due and payable. If the Former Shareholders or their successors were to prevail in any such claims, they could claim that an event of default has occurred under certain of the Former Shareholders’ debt agreements, which, if not cured within any applicable grace periods, could trigger cross payment default/cross acceleration provisions under certain of our other debt agreements. If any creditor or trustee were to bring a claim for a cross payment default/cross acceleration in these circumstances, KaR-Tel or our company may be required to pay any amounts outstanding under the debt agreements between KaR-Tel and the Former Shareholders or their successors in order to avoid any such cross payment default/cross acceleration. Based on the information we have been able to review to date, we believe that the maximum amount we would be required to pay under these debt agreements in order to avoid any such cross payment default/cross acceleration would be approximately US$19.7 million, excluding any penalties. If we are unable to pay such amount within any applicable grace periods, the obligations under certain of our debt agreements may become immediately due and payable, which could have a material adverse effect on our business, our liquidity and our shareholders’ equity. We cannot assure you that further due diligence or future investigations, claims or events will not show that KaR-Tel’s indebtedness to the Former Shareholders exceeded the approximately US$19.7 million mentioned above, that KaR-Tel’s overall indebtedness exceeded US$75.0 million, that assets were pledged to secure any such indebtedness, or that the prior shareholders of KaR-Tel pledged or otherwise encumbered their interests in KaR-Tel as security for any such indebtedness.

On January 10, 2005, KaR-Tel received an “order to pay” issued by the Fund in the amount of approximately US$5.5 billion (stated as approximately Turkish Lira 7.55 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). The order, dated as of October 7, 2004, was delivered to KaR-Tel by the Bostandykski Regional Court of Almaty. The order does not provide any information regarding the nature of, or basis for, the asserted debt, other than to state that it is a debt to the Turkish Treasury and the term for payment was May 6, 2004. On January 17, 2005, KaR-Tel delivered to the Turkish consulate in Almaty a petition to the Turkish court objecting to the propriety of the order. That same day, KaR-Tel also delivered a similar petition to the Ministry of Justice of the Republic of Kazakhstan for forwarding to the Ministry of Justice of the Republic of Turkey. According to news reports quoting Turkish sources, the order is connected with claims by the Turkish government against the Uzan family, which purportedly used to own the Former Shareholders prior to the Former Shareholders being seized by the Fund. Such news reports, which have not been confirmed by us, further state that the Fund is not seeking the entire US$5.5 billion from KaR-Tel alone, but sent orders for the full amount to approximately 200 different companies that were once controlled by members of the Uzan family. Although we believe that the order to pay is without merit or others targeting VimpelCom’s ownership of KaR-Tel and that any attempted enforcement of the order to pay outside of Turkey is subject to procedural and substantive hurdles, there can be no assurance that KaR-Tel will prevail with respect to the objections filed (either on substantive or procedural grounds, including that the above-mentioned petitions were filed in a valid and otherwise timely manner in accordance with applicable legal requirements), that claims will not be brought by the Fund directly against VimpelCom or its other subsidiaries or that KaR-Tel and/or VimpelCom or its other subsidiaries will not be required to pay amounts owed in connection with the order or on the basis of other claims made by the Fund. The adverse resolution of this matter, and any others that may arise in connection with the order by the Fund or any other claims made by the Fund, could have a material adverse effect on our business, financial condition and results of operations, including an event of default under some or all of our outstanding indebtedness.

If we invest in or acquire other companies, particularly outside of Russia, we may face certain risks inherent in such transactions.

We may acquire or invest in other companies in business areas that are complementary to our current operations. Any such future acquisitions or investments could be significant and in any case would involve risks inherent in assessing the value, strengths and weaknesses of such opportunities, particularly if we are unable to conduct thorough due diligence prior to the acquisition, as well as in integrating and managing their operations. Such acquisitions or investments may divert our resources and management time. We cannot assure you that any acquisition or investment could be made in a timely manner or on terms and conditions acceptable to us. We also cannot assure you that we will be successful in completing and financing any such acquisition or investment.

Our company is actively pursuing a strategy that includes additional expansion into the CIS. Laws and corporate practices vary in countries in the CIS and generally are not as well developed as in the west or in Russia. Companies that we acquire may have engaged in business practices that were not in compliance with local law, international business practices, or our internal policies. It is our intention that upon each acquisition by our company, we will immediately institute internal controls consistent with controls throughout our group to attempt to ensure compliance with all laws, good business practices, and our internal policies. However, there can be no assurance that there will not be any material adverse effect on the acquired company or our company arising from any acts committed prior to the acquisition.

Five out of our seven super-regional GSM licenses in Russia, including our GSM license for the Moscow license area, will expire before the maturity of the Notes and any failure on our part to extend existing licenses or procure new licenses to replace our existing licenses may have a material adverse effect on our business, results of operations and on our ability to repay the Loan.

Five out of our seven GSM licenses in Russia expire on April 28, 2008, before the maturity of the Notes. We can give you no assurance that these licenses will be renewed upon expiration. For example, the New Law states that an application to renew a license may be rejected if, among others, there are any uncured violations on the date of the renewal application, and we cannot assure you that we will not have any uncured violations when we apply for license renewals. Governmental officials have broad discretion in deciding whether to renew a license, and may not renew our licenses after expiration. Furthermore, if our licenses are renewed, they may contain different terms or additional obligations, including payment obligations, or may cover reduced service areas or a reduced scope of service. If our GSM license for the Moscow license area and our other super-regional licenses in Russia that expire in 2008 are not renewed, our business could be materially adversely affected. Because our licenses are integral to our operations, our inability to extend our existing licenses or obtain a new license on substantially the same terms may have a material adverse effect on our financial condition and our ability to meet our payment obligations under the Loan.

Our wireless licenses may not be extended or may be suspended or revoked, which could adversely affect our business.

We are required to meet certain terms and conditions to maintain each of our GSM licenses. These conditions include:

•	commencing service by a certain date;

•	meeting certain network capacity benchmarks by specified dates;

•	providing telecommunications services only after obtaining permits for operation of equipment and use of frequencies; and/or

•	developing coverage of particular territory or cities by specified dates.

If we fail to meet start-of-service dates, network capacity, territorial coverage requirements or other technical requirements under any of our GSM licenses, or do not obtain permits for operation of our equipment or use of frequencies, or if extensions requested are not granted and/or action is taken against our company or our subsidiaries, our business could be adversely affected. Our GSM licenses covering the Central and Central Black Earth, North Caucasus, Siberian and Volga regions required us, among other things, to meet certain coverage requirements for certain specified cities by December 31, 2001. However, we did not have all of the necessary base stations installed with all necessary permissions by December 31, 2001. Our regional GSM licenses also require that certain networks cover specified cities by a specified date. Russian telecommunications legislation does not clearly define what “coverage” of a city means and does not clearly regulate the construction and launching of GSM networks. As a result, there is a possibility that the Ministry of Information Technologies and Communications (or any successor to the powers of the former Ministry of Communications) or the Service may interpret the requirements differently than us and, consequently, we may be in violation of our regional GSM licenses despite our best efforts at compliance.

Our GSM licenses covering the Northwest and Ural regions require us to meet certain coverage requirements (expressed as percentages of the population). Our license covering the Northwest region requires us to provide coverage to 20.0%, 40.0% and 80.0% of the covered population by December 31, 2004, December 31, 2006 and December 31, 2011, respectively. Our license for the Ural region requires us to provide coverage to 30.0% and 70.0% of the covered territory’s population by December 31, 2005 and December 2012, respectively. Additionally, our GSM licenses covering the Northwest and Ural regions each contain a start-of-service requirement for the area covered by each license. However, these start-of-service requirements do not provide specific start-of-service dates for each administrative subject area covered by each license. In the past, we have interpreted such provisions to require us to install a network in at least one administrative subject area covered by each license. Because we do not know whether the Service will interpret this start-of-service requirement in the same manner as its predecessor, we cannot assure you that it will not determine that we have violated the start-of-service requirement if we do not start to provide service in each administrative subject area within the license area by the start-of-service date specified in the license. In addition to coverage and start-of-service requirements, our licenses require a certain quality of network service. For example, our license for the Moscow license area requires that no more than 5.0% of our calls become interrupted during peak hours. If we fail to meet any of the coverage, network quality or start-of-service requirements in our licenses, we anticipate that the Ministry of Information Technologies and Communications (or any successor to the powers of the former Ministry of Communications) or the Service would provide a warning to our company or our subsidiaries and provide us with an opportunity to cure any non-compliance. We have received one warning from the Service stating that we have not met the network quality requirement in the Moscow license area, and we have been provided an opportunity to cure this non-compliance. However, we cannot assure you that we will receive a grace period, and we cannot assure you that any grace period afforded to us would be sufficient to allow us to cure any remaining non-compliance. In the event that we do not cure any remaining non-compliance, the Service could decide to suspend or revoke the license. The occurrence of any of these events would adversely affect our ability to build out our networks in the regions in accordance with our business plan and could harm our reputation in the regions.

If we fail to completely fulfill the specific terms of any of our GSM licenses, frequency permissions or other governmental permissions or if we provide services in a manner that violates applicable legislation, government regulators may levy fines, suspend or terminate our licenses, frequency permissions or other governmental permissions. A suspension or termination of any of our GSM licenses could harm our business and our results of operations.

We face uncertainty regarding payments for frequency allocations under the terms of some of our licenses.

Historically, licensed wireless service providers in Russia received frequency allocations at no cost. However, in June 1998, the government enacted a decree requiring wireless service providers to pay a fee for the use of radio frequency spectrum for a specified list of telecommunications services, which included services that we provide. To date, we have not been charged significant fees for frequency allocations in our license areas, other than US$30.0 million for the use of 15 frequency channels in connection with our receipt of permission to provide GSM-900 services in the Moscow license area and the Central and Central Black Earth super-region. We cannot assure you that we will not be required to pay for additional frequency channels that we use or need, which could negatively affect our financial results. The loss or suspension of any of our frequency allocations could affect our ability to provide services and adversely affect our business.

We have experienced shortages of available federal telephone numbers in the past and cannot assure you that we will not face such shortages again in the future.

Federal telephone numbers are an important feature of our mass market strategy. Because we incur fewer costs in acquiring and providing service on federal numbers, we can offer service on federal numbers to price-sensitive subscribers. In the second and third quarters of 2004, we experienced a shortage of federal numbering capacity available to us in Russia resulting from the lack of the required government-promulgated procedures for allocating federal telephone numbers. In response to the shortage, we began reissuing federal numbers of inactive prepaid subscribers to new subscribers up to three months sooner than is provided for in the subscriber agreements. In late 2004, we were allocated approximately 36.8 million federal telephone numbers. The receipt of these numbers temporarily alleviated the shortage. Accordingly, in November 2004, we reinstated the original time period for de-activating numbers of inactive prepaid subscribers. We currently de-activate numbers of our prepaid subscribers after six months of inactivity. Despite the receipt of the federal numbers, we cannot assure you that we will have adequate number capacity in the future. We may not be allocated sufficient numbering capacity in some or all of our license areas. In addition, we may face numbering shortages in the future due to recent governmental pronouncements restricting a wireless operator’s ability to transfer federal numbers allocated to one region to a different region. If we were to face such a numbering shortage, our ability to sign up new subscribers in that region could be limited and, ultimately, our revenues and market share could be adversely affected. In addition, we may choose to forestall the onset of a shortage by reissuing federal numbers of inactive prepaid subscribers sooner than is provided for in the subscriber agreements, which could lead to subscriber lawsuits under such agreements or other responses by governmental bodies.

Failure to obtain all permits required to use frequencies or operate telecommunications equipment could result in a disruption of our business.

Russian and Kazakh law prohibits operation of telecommunications equipment without a relevant permit from the appropriate regulatory body. Due to a reorganization of the Russian Ministry of Information Technologies and Communications in 2004, the Federal Communications Agency temporarily stopped allocating the required permissions to use frequencies or operate telecommunications equipment. Although allocations have resumed, there is a significant backlog of requests for frequency allocations and other permissions. Accordingly, we have not been able to obtain all of the necessary permits for our operations in a timely manner. In general, it is frequently not possible for us to procure all of the permissions for each of our base stations or other aspects of our network before we put the base stations into commercial operation or to amend or maintain all of the permissions when we make changes to the location or technical specifications of our base stations. At times, there can be a significant number of base stations or other communications facilities and other aspects of our networks for which we do not have final permission to operate and there can be delays of several months until we obtain the final permissions for particular base stations or other communications facilities and other aspects of our networks. If we are found to operate telecommunications equipment without an applicable permit, we could experience a significant disruption in our service or network operation and this would have a material adverse effect on our business and results of operations.

It may be more difficult for us to attract new subscribers in the regions outside of Moscow and in the countries of the CIS than it is for our competitors that established a local presence prior to the time that our company did.

We do not possess a “first mover advantage” in most of the regions outside of Moscow and the countries of the CIS where we currently operate or intend to provide services in the future. In many cases, we have been the second, third or fourth wireless operator to enter a particular market. For example, both MTS and MegaFon had operations in the Northwest region, which includes St. Petersburg, before we did. We do not currently hold a GSM super-regional license for the Far East super-region of Russia. As a result of our acquisition of DalTelecom, we now hold GSM-1800 and D-AMPS licenses in three of the 15 regions within the Far East super-region: Amur Region, Kamchatka Region and Khabarovsk Krai. MTS also has operations in Belarus, Ukraine and Uzbekistan and MegaFon has operations in Tajikistan.

As a result, it may be more difficult for our company to attract new subscribers in the regions and/or the countries of the CIS than it is for our competitors (including MTS and MegaFon and their respective affiliates) that entered markets and established a local presence in some cases years before we did. The regions outside of Moscow are significant to our company, MTS and MegaFon as the rate of subscriber growth in the regions has surpassed the subscriber growth rate in Moscow. If we are not successful in penetrating local markets outside of Moscow, our business may be adversely affected.

We face competition from an increasing number of technologies and may face greater competition as a result of the issuance of new wireless licenses.

The issuance of additional telecommunications licenses for existing wireless standards or the implementation of new wireless technology in any of the license areas in which we operate could greatly increase competition and threaten our business. In addition, competitors that are able to operate networks that are more cost effective than ours may have competitive advantages over us, which could cause our business to suffer. We may also face competition from other communications technologies. Providers of traditional wireline telephone service may compete with us as their services improve. Additionally, IP protocol telephony may provide competition for us in the future. The increased availability or marketing of these technologies could reduce our subscribers and adversely affect our business.

Our strategic partnerships and joint ventures to develop our services in the regions in Russia and the CIS are accompanied by inherent business risks.

We benefit significantly from the strengths and expertise of our strategic partners, Telenor and Alfa Group. Following the merger of VimpelCom-Region into VimpelCom on November 26, 2004, Telenor and Alfa Group owned 26.6% and 32.9%, respectively, of our voting stock. In 2003, Alfa Group acquired a stake in MegaFon, one of our main competitors. Alfa Group has confirmed that following its acquisition of a stake in MegaFon, our company continues to be its primary investment vehicle in the Russian telecommunications industry. However, if Alfa Group’s investment focus shifts in favor of MegaFon, our company may be deprived of the important benefits and resources that it derives from Alfa Group’s current telecommunications investment policy. Additionally, a shift in Alfa Group’s focus in favor of MegaFon may hinder our activities and operations and may prevent our further expansion.

Under certain of our debt agreements, an event of default may be deemed to have occurred and/or we may be required to make a prepayment if Telenor or Alfa Group dispose of their respective stakes in our company or a third party takes a controlling position in our company. The occurrence of any such event could trigger cross default payment/cross acceleration provisions under certain of our other debt agreements, including the Loan Agreement. In such event, the debtor’s obligations under one or more of these agreements could become immediately due and payable, which would have a material adverse effect on our business and our shareholders’ equity. In addition, if Telenor or Alfa were to dispose of their stakes in VimpelCom, our company may be deprived of the important benefits and resources that it derives from Telenor and Alfa Group, respectively, which could materially harm our business.

We may enter into strategic partnerships and joint ventures with other companies in the future to develop other aspects of our business including our GSM operations outside the Moscow license area. Emerging market strategic partnerships and joint ventures are often accompanied by risks, including:

•	the possibility that a strategic or joint venture partner or partners will default in connection with a capital contribution or other obligation, thereby forcing us to fulfill the obligation;

•	the possibility that a strategic or joint venture partner will hinder development by blocking capital increases if that partner runs out of money or loses interest in pursuing the partnership or joint projects;

•	diversion of resources and management time;

•	potential joint and several or secondary liability for transactions and liabilities of the partnership or joint venture entity; and

•	the difficulty of maintaining uniform standards, controls, procedures and policies.

Telenor and Alfa Group may have different strategies in pursuing regional development in the CIS or in other regions than we do, and they may have different strategies from one another. We cannot assure you that we, Alfa Group and Telenor may not wish to pursue different strategies, including in countries where one or both of our strategic shareholders have a presence, including in Ukraine where our strategic shareholders both own a stake in a cellular operator. The agreements currently in place among Telenor, Alfa Group and our company include a non-compete provision, but it is limited to Russia and does not extend to other countries in the CIS. Under the charter approved by our shareholders in May 2002, effectively eight out of nine directors must vote in favor of an acquisition for it to be approved.

On February 4, 2005, we received a decision of the Temruksky district court of Krasnodarsky Krai of a case brought by a minority shareholder which suspends the effectiveness of the provision in our charter requiring the super-majority vote of our board with respect to, among other things, acquisitions of shareholdings in other enterprises, and requires us to amend this provision of our charter so that all issues, including those where there is a conflict of interest or an interested party transaction, will require a simple majority decision of our board members present and having the right to vote on the issue. The decision specifically refers to a potential acquisition by us in Ukraine and states that a conflict of interest among various of our board members has been identified and therefore, our charter should be amended to provide that the decision should be approved by a simple majority of the board who are eligible to vote on the issue. We do not agree with the court’s decision and intend to appeal. However, there can be no assurance that we will prevail upon appeal, or that other shareholders will not also challenge the decision or other provisions of our charter or internal documents of our company or the way we interpret other provisions of our charter or internal documents.

The limited history of wireless telecommunications in the regions of Russia and Kazakhstan and our limited operating history in GSM in the regions of Russia and Kazakhstan create additional business risks, which could have an adverse affect on our business.

Wireless telecommunications are relatively new in the Russian regions and Kazakhstan, which have experienced slower economic growth over the past decade than Moscow. As the wireless telecommunications industry develops in these areas, changes in market conditions could make the development of some of these license areas less or no longer commercially feasible. A reduction in our viable development opportunities could have an adverse effect on our business.

In addition, we have a limited operating history providing GSM services in the regions of Russia and Kazakhstan. Consequently, we are subject to the risks associated with entering into any new product line. Our failure to properly manage those risks, including those risks specified below, could have an adverse effect on our business:

•	unrealistic expectations about our operational ability and our ability to meet license and other regulatory requirements;

•	unrealistic expectations about our ability to obtain in a timely manner and maintain licenses, frequency allocations and other governmental permissions sufficient to provide services to our subscribers;

•	unexpected difficulties in executing our business plan;

•	inaccurate assumptions about market size, characteristics and conditions; and

•	delays in reacting to changing market conditions.

We depend heavily on our senior management and key technical personnel and, because of our rapid growth and expansion, we may have difficulty attracting and retaining qualified professionals to manage our growth.

Our future operating results depend in large part upon the continued contributions of key senior managers and technical personnel. We cannot be sure that their services will continue to be available to us in the future, nor do we have key personnel life insurance covering any of our senior managers. Our current CEO and General Director, Alexander Izosimov, assumed his duties in October 2003 and is under contract with our company until October 2006. We could be adversely affected if Mr. Izosimov or any of our other senior managers ceased to actively participate in the management of our business, whether upon the expiration of their contracts or earlier.

In addition, our rapid growth over a short period of time has significantly strained our managerial and operational resources and is likely to continue to do so. Our personnel, systems, procedures and controls may be inadequate to support our future operations. To successfully manage our growth and development, we will depend in large part upon our ability to attract, train, retain and motivate highly skilled employees and management. However, because of the rapid growth of the telecommunications market, there is significant competition for employees who have experience in technology, telecommunications infrastructure and programming. In the future, it may be increasingly difficult for us to hire qualified personnel. Further, we may lose some of our most talented personnel to our competitors. If we cannot attract, train, retain and motivate qualified personnel, then we may be unable to successfully manage our growth or otherwise compete effectively in the Russian mobile telecommunications industry, which could adversely affect our business.

We could lose network and telecommunications equipment if there is an event of default under agreements related to our secured debt.

Our financing agreements with Sberbank, Alcatel, Nordea and Bayerische, Svenska, Bank TuranAlem and Kazkommertsbank are secured by pledges over certain network, telecommunications and office equipment, securities and real property. If a default, including a cross default, occurs under any of these agreements, our counterparties may foreclose on, among other things, the pledged network or telecommunications equipment or the real property where such equipment is located. If we lose network or telecommunications equipment following such an event of default, our business could be materially adversely affected.

Our business could be adversely affected if our handset and equipment supply arrangements are terminated or interrupted.

The successful build-out and operation of our networks depend heavily on obtaining adequate supplies of switching equipment, base stations, other equipment and telephone handsets on a timely basis. We currently purchase our GSM equipment from a small number of suppliers, principally Alcatel and Ericsson, although some of the equipment that we use is available from other suppliers. From time to time, we have experienced delays receiving equipment in the regions. Our business could be adversely affected if we are unable to obtain adequate supplies or equipment from Alcatel, Ericsson, Nokia or another supplier in a timely manner and on reasonable terms.

Our equipment and systems may be subject to disruption and failure, which could cause us to lose subscribers and violate our licenses.

Our business depends on providing subscribers with reliability, capacity and security. As mobile phones increase in technological capacity, they may become increasingly subject to computer viruses and other disruptions. These viruses can replicate and distribute themselves throughout a network system. This slows the network through the unusually high volume of messages sent across the network and affects data stored in individual handsets. Although, to date, most computer viruses have targeted computer networks, mobile phone networks are also at risk. We cannot be sure that our network system will not be the target of a virus or, if it is, that we will be able to maintain the integrity of the data in individual handsets of our subscribers or that a virus will not overload our network, causing significant harm to our operations. In addition to computer viruses, the services we provide may be subject to disruptions resulting from numerous factors, including:

•	human error;

•	physical or electronic security breaches;

•	power loss;

•	hardware and software defects;

•	capacity limitations;

•	fire, earthquake, flood and other natural disasters; and

•	sabotage, acts of terrorism and vandalism.

Problems with our switches, controllers, fiber optic network or at one or more of our base stations, whether or not within our control, could result in service interruptions or significant damage to our networks. Although we have back-up capacity for our network management operations and maintenance systems, automatic transfer to our back-up capacity is not seamless, and may cause network service interruptions. From time to time in recent years, we have experienced network service interruptions, which occur from time to time during installations of new software. Interruptions of services could harm our business reputation and reduce the confidence of our subscribers and consequently impair our ability to obtain and retain subscribers and could lead to a violation of the terms of our licenses, each of which could adversely affect our business. We do not carry business interruption insurance to prevent against network disruptions.

No standard definition of a subscriber exists in the mobile telecommunications industry, therefore, comparisons between subscriber data of different companies may be difficult to draw. Other calculations, including those for minutes of usage, also vary within the mobile telecommunications industry.

Wireless operators with a large proportion of prepaid subscribers, such as VimpelCom, typically determine subscriber figures by calculating the number of SIM cards in use. This could in some instances lead to double counting of subscribers and an inflated customer base. The methodology for calculating subscriber numbers varies substantially in the mobile telecommunications industry, including among the leading Russian mobile operators, resulting in variances in reported subscriber numbers from that which would result from the use of a single methodology. There may also be a discrepancy in subscriber numbers caused by a difference in the churn policies of wireless operators. According to AC&M Consulting, for example, MTS terminates its prepaid subscribers after a subscriber’s balance remains $0 or below for 183 consecutive days or if a prepaid subscriber’s account remains inactive for 183 days. According to AC&M Consulting, MegaFon, by contract, terminates a prepaid subscriber’s account after 90 days of inactivity. Our current policy is to terminate our prepaid subscribers earlier than 180 days after their services have been suspended; prepaid subscribers’ services are suspended immediately upon their balance reaching $0 or below or if a prepaid subscriber’s account remains inactive for 180 days. However, in the past, we have terminated suspended and/or inactive subscribers earlier than 180 days in order to reuse telephone numbers in response to shortages of available federal numbers. For some of the risks associated with the recent shortage and future allocations of federal numbers, please see the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—We have experienced shortages of available federal telephone numbers in the past and cannot assure you that we will not face such shortages again in the future.”

As a result of these discrepancies, sources suggest that the number of active users may be up to 35.0% less than the total subscriber numbers reported by wireless operators. Because different mobile telecommunications operators may use different methods of calculating subscriber figures, there is a risk that our company may appear to be doing better than our competitors than would be the case if all operators used the same method of calculating subscriber figures. The methodology for calculating other performance indicators also vary among mobile telecommunications operators. For example, the methodology we use for calculating minutes of usage may differ from some other operators and, therefore, it may be difficult to draw comparisons of minutes of usage figures between different mobile cellular communications companies.

Risks Related to the Legal and Regulatory Environment in Russia

The New Law imposes new levies and fees on telecommunications operators, in addition to fees previously imposed by the former Ministry of Communications, that may have a material adverse effect on our financial condition.

The New Law adversely affects the activities of our company and all other telecommunications operators in Russia by imposing additional financial burdens on them. Charges for interconnection with Svyazinvest’s network are likely to increase in order to provide additional funds for the development and modernization of the Svyazinvest network. Since the tariffs for interconnection and transfer of traffic have not yet been adopted, at present it is difficult to assess the actual volume of this additional financial burden. Another additional financial burden on all operators will be the compulsory payments to the “universal services fund.” The New Law contemplates that this new fund will be formed from compulsory non-tax levies on all telecommunications operators in order to compensate for the losses of the operators’ designated universal service providers. The actual rate of such levies is yet to be declared. Additionally, the New Law provides for payments for numbering capacity allocation, including through auctions in instances where numbering capacity is scarce. Because telecommunications operators apply for numbering allocation on a regular basis, the new payment requirement may have a materially adverse affect on the financial condition of operators. In addition to these new levies, the Russian telecommunications regulators may impose additional levies on cellular operators from time to time.

Unlawful or arbitrary action by the regulatory authorities may have an adverse affect on our business and the value of an investment in the Notes. Regulatory authorities have a high degree of discretion and at times exercise their discretion arbitrarily, without hearing or prior notice, and sometimes in a manner that is contrary to law. Recent press reports have stated that the business environment in Russia has deteriorated as a result of the increasingly aggressive and arbitrary actions of law and tax authorities. These actions, unlawful and at times, selective and politically motivated, have included unscheduled inspections by regulators, suspension or withdrawal of licenses and permissions, unexpected tax audits, searches and seizures by law enforcement bodies, criminal prosecutions and civil actions. Unlawful or arbitrary regulatory action directed at us could have a material adverse effect on our business and on the value of the Notes.

Unlawful or arbitrary action by the regulatory authorities may have an adverse affect on our business and the value of an investment in the Company’s securities.

Governmental, regulatory and tax authorities have a high degree of discretion and at times exercise their discretion arbitrarily, without hearing or prior notice, and sometimes in a manner that is contrary to law. Recent press reports have stated that the business environment in Russia has deteriorated as a result of the increasingly aggressive and arbitrary actions of governmental, regulatory and tax authorities. These actions, which at times have been unlawful, selective and politically motivated, have included unscheduled inspections by regulators, suspension or withdrawal of licenses and permissions, unexpected tax audits, searches and seizures by law enforcement bodies, criminal prosecutions and civil actions. Federal and local government entities have also used common defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations and/or to void transactions. Authorities also have the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or possibly terminate contracts.

If we are found not to be in compliance with applicable telecommunications laws or regulations, we could be exposed to additional costs or suspension or termination of our licenses, which might adversely affect our business.

We cannot assure you that regulators, judicial authorities or third parties will not challenge our compliance with applicable laws, decrees and regulations. Communications regulators conduct periodic inspections and have the right to conduct additional unscheduled inspections during the year. Until recently, we have been able to cure many, but not all, violations found by the regulators within the applicable grace period and/or pay fines. However, we cannot assure you that in the course of future inspections conducted by regulatory authorities, we will not be found to have violated any laws, decrees or regulations, that we will be able to cure such violations within any grace periods permitted by such notices or that Gossvyaznadzor will be satisfied by the remedial actions we have taken or will take.

In 2003 and 2004, we received more than 110 notices from Gossvyaznadzor in connection with our operations under our super-regional GSM licenses. We have received notices with respect to violations of each of our seven super-regional GSM licenses, including our GSM license in the Moscow license area and in the other regions where we hold GSM licenses. We have taken measures that we believe evidence compliance with the requirements of a majority of these notices and are in the process of complying with the remaining notices. We have not complied within the cure periods specified in a number of these notices, primarily due to delays in the issuances of frequency permits, permissions for the installation of base stations and permissions for the operation of our equipment and communication facilities in connection with the rollout of our networks (including our transportation network). These delays are largely due to the fact that the regulatory bodies were delayed in adopting regulations setting forth the procedure for the issuance of such permits and permissions under the New Law as a result of a reorganization of the Ministry of Telecommunications in 2004. Accordingly, the issuance of permits and permissions to our company has been delayed, and at any given time, a significant percentage of our base stations and equipment may not have all permissions required. With respect to a portion of the cure periods which we have not met, Gossvyaznadzor orally extended the time period for compliance recognizing the cause of the delay, but we have not obtained confirmations of such extensions in writing. Failure to comply with the provisions of a notice due to a delay in the issuance of such permits or permissions by the regulatory bodies at times has not been, and in the future may not be, an acceptable explanation to the authorities issuing the notices. We cannot assure you that we will be able to cure such violations within the grace periods permitted by such notices or that the Service will be satisfied by the remedial actions we have taken or will take. In addition, we cannot assure you that our requests for extensions of time periods in order to enable us to comply with the terms of the notices will be granted. Accordingly, we cannot assure you that such findings by Gossvyaznadzor, its successor entity or any other authority will not result in the imposition of fines or penalties or more severe sanctions, including the suspension or termination of our licenses, frequency allocations, authorizations, registrations or other permissions, any of which could increase our estimated costs and adversely affect our business.

Russia’s unpredictable federal and local tax systems give rise to significant uncertainties and risks that complicate our tax planning and business decisions.

Taxes payable by Russian companies are substantial and include value added tax, excise duties, profit tax, payroll-related taxes, property taxes and other taxes. Russia’s federal and local tax laws and regulations are subject to frequent change, varying interpretations and inconsistent enforcement. In addition, Russia’s federal and local tax collection system and historically large government budget deficits increase the likelihood that Russia will impose arbitrary or onerous taxes and penalties in the future, which could adversely affect our business. In some instances, even though unconstitutional, Russian tax authorities have applied certain taxes retroactively, issued tax claims for periods for which the statute of limitations had expired and reviewed the same tax period multiple times. In addition to our substantial tax burden, these conditions complicate our tax planning and related business decisions. For example, some tax laws are unclear with respect to the deductibility of certain expenses and recoverability of VAT and, at times, we have taken positions that we consider to be in compliance with current law, but have been challenged by the Russian tax authorities. Uncertainty related to Russian tax laws exposes us to significant fines and penalties and to enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden. Moreover, court decisions in one jurisdiction of Russia may have little, if any, precedential effect in other jurisdictions, which could lead to multiple judgments against a company.

In addition, transfer pricing legislation became effective in Russia on January 1, 1999. Despite the fact that Russian transfer pricing rules are not yet aggressively applied on a consistent basis by the Russian tax authorities, the scope of these rules is very broad. In particular, they can be applied to cross border transactions, irrespective of whether related parties are involved. As the Loan will constitute a cross border transaction, the Russian tax authorities will be able to apply transfer pricing rules to the amount of interest accrued and paid by our company for the purposes of withholding tax exemptions and profits tax deductions. Interest is currently allowed as a deduction if the amount of interest incurred in respect of a debt obligation does not deviate by more than 20.0% from the average level of interest charged on debt obligations issued by our company in the same accounting period under comparable conditions. If there are no such comparable conditions, we may deduct payments of interest in respect of our non-ruble-denominated debt obligations up to a rate of 15.0%. To date, there has been no formal guidance (although some court practice is already available) as to how these rules will be applied. If the tax authorities impose significant additional tax liabilities as a result of transfer pricing adjustments, it could have a material adverse effect on our company.

It is likely that Russian tax legislation will become more sophisticated in the future. The introduction of new tax provisions may affect the overall tax efficiency of our group and may result in significant additional taxes becoming payable. Although we will undertake to minimize such exposures with effective tax planning, we cannot assure you that additional tax exposure will not arise in the future. Additional tax exposure could cause our financial results to suffer. In addition, financial statements of Russian companies are not consolidated for tax purposes under Russian law. As a result, each entity in our group pays its own Russian taxes and may not offset its profit or loss against the loss or profit of another entity in our group, which may result in higher taxes for the group than if taxes were assessed on a consolidated basis.

INFORMATION ON THE COMPANY

We are a leading provider of wireless telecommunications services in Russia, operating under the “Bee Line GSM” brand name. “Bee Line GSM” is one of the most recognized brand names in Russia. We also provide wireless telecommunications services in Kazakhstan, operating under the “K-mobile and “EXCESS” brand names. In the second quarter of 2005, we plan to roll out the “Bee Line GSM” brand name in Kazakhstan. Based on independent estimates of the number of subscribers of our competitors, we estimate that our market share of subscribers in Russia was 33.7% as of September 30, 2004, compared to 30.6% as of September 30, 2003. Using the same sources, we estimate that our market share in the Moscow license area was 44.7% as of September 30, 2004, compared to 49.2% as of September 30, 2003, and that our market share in the regions of Russia outside of the Moscow license area was 29.9% as of September 30, 2004, compared to 21.0% as of September 30, 2003. According to our estimates, as of September 30, 2004, our market share of subscribers in Kazakhstan was approximately 31.0%.

As of September 30, 2004, our GSM licenses permitted us to operate wireless networks in areas in Russia populated by approximately 136.0 million people, or approximately 94.0% of the Russian population. We held GSM licenses for seven out of Russia’s eight super-regions, including the Moscow license area, as of September 30, 2004. Additionally, as of September 30, 2004, we held GSM licenses for six smaller regions located within the seven super-regions, including the Moscow license area, and we held GSM licenses for three of the 15 regions within the Far East super-region. On September 3, 2004, we acquired 100.0% of KaR-Tel, the second largest cellular operator in Kazakhstan. KaR-Tel holds a national GSM-900 license for the entire territory of Kazakhstan, which has a population of approximately 14.9 million people.

As of September 30, 2004, we had approximately 19.8 million subscribers on our wireless networks in Russia, compared to approximately 9.3 million as of September 30, 2003. As of September 30, 2004, the total number of subscribers on our wireless network was approximately 20.5 million, with approximately 6.6 million, or 32.2%, in the Moscow license area, and approximately 13.2 million, or 64.4%, in the regions of Russia outside of the Moscow license area and approximately 676,300 subscribers, or 3.4%, in Kazakhstan. We increased our subscriber base in the Moscow license area by 17.4% during the nine months ended September 30, 2004 compared to 36.7% during the nine months ended September 30, 2003, and by 52.4% in 2003 and 94.3% in 2002. Our subscriber base in the regions outside of the Moscow license area increased by

128.9% during the nine months ended September 30, 2004 compared to 190.4% during the nine months ended September 30, 2003, and by 301.1% in 2003 and 619.1% in 2002. As of December 31, 2004, the total number of subscribers on our wireless networks reached approximately 26.6 million, with approximately 7.5 million subscribers, or 28.2%, in the Moscow license area, approximately 18.2 million subscribers, or 68.4%, in the regions outside of the Moscow license area and approximately 859,000 subscribers, or 3.4%, in Kazakhstan.

Strategic Relationships

Telenor

Telenor, Norway’s leading telecommunications company, became our strategic partner in December 1998. Following the merger of VimpelCom-Region into VimpelCom on November 26, 2004, Telenor owned approximately 26.6% and 29.9% of our company’s total voting capital stock and total common stock, respectively. Telenor brings to our alliance valuable experience in developing and implementing wireless voice and data services and sophisticated marketing techniques. In addition, our strategic relationship with Telenor has provided our company with expertise in a number of areas, including:

•	Product and technology development. As we implement our wireless data and Internet strategy, we have and will continue to draw on Telenor’s expertise in product development and implementation, including WAP, GPRS, MMS and other new products and technologies.

•	Development of the mass market. Telenor helped to develop Norway into one of the world’s most highly penetrated wireless telecommunications markets and provides valuable expertise to us as we continue to develop the mass market subscriber segment in Russia.

Telenor is one of the leading foreign investors in the telecommunications industry in the CIS. In addition to its interest in our company, it was recently reported that Telenor owns approximately 56.5% of Kyivstar GSM, one of Ukraine’s leading wireless telecommunications service providers. In October 2002, Storm LLC, of which Alfa Group owns 50.1%, acquired from Telenor 7.7% of the issued and outstanding shares of Kyivstar GSM, bringing its ownership of Kyvistar GSM to approximately 43.5%. As of September 30, 2004, Kyivstar GSM was reported to have approximately 4.9 million subscribers, or a 46.0% share of the Ukrainian wireless market.

Alfa Group

Alfa Group became a strategic partner of our company in November 2001, when Eco Telecom Limited, part of the Alfa Group, completed the purchase of 5,150,000 newly issued common shares of VimpelCom for US$103.0 million. Pursuant to the terms of the transaction agreements, we contributed this US$103.0 million (together with an additional US$15.6 million of our own funds) as equity to VimpelCom Region, representing the first of three tranches of equity investments. On November 12, 2002, the second tranche of equity investments in VimpelCom Region was completed when each of Alfa Group, Telenor and VimpelCom purchased 1,462 newly issued common shares for US$58.5 million. On August 27, 2003, Alfa Group completed the third and final tranche of equity investments in VimpelCom Region by purchasing 1,463 newly issued common shares for US$58.5 million. Following the merger of VimpelCom-Region into VimpelCom on November 26, 2004, Alfa Group owned approximately 32.9% and 24.5% of VimpelCom’s total voting stock and total common stock, respectively.

Alfa Group’s extensive operations throughout the regions of Russia, combined with its position as one of Russia’s largest financial industrial groups, has made it a key partner for us in our transformation into a leading nationwide wireless operator. Alfa Group was formed in Russia in 1989 and is involved in the Russian banking, insurance, asset management, oil and gas and telecommunications sectors. In particular, through Alfa Bank, one of the largest banks in Russia, Alfa Group is active in the regions of Russia outside of Moscow. We believe that the combination of Telenor’s expertise in wireless telecommunications and Alfa Group’s extensive knowledge of the regions of Russia and the other countries of the CIS has created a complementary strategic partnership and a strong platform from which we can continue to build one of Russia’s leading nationwide wireless operators.

Golden Telecom, Inc., a Russian fixed line telecommunications and Internet service provider, recently reported that Alfa Group beneficially owned, through Alfa Telecom Limited, approximately 30.0% of Golden Telecom Inc.’s common stock. In December 2003, Telenor announced that it acquired 19.5% of Golden Telecom, Inc. in exchange for Telenor’s 100.0% stake in Open Joint Stock Company “Comincom,” the parent company of Open Joint Stock Company “Combellga.” Telenor reported that it owned approximately 20.5% of Golden Telecom, Inc.’s common stock following the transaction. Golden Telecom LLC, a small Ukrainian mobile telecommunications service provider, is a subsidiary of Golden Telecom, Inc. In connection with any future expansion outside of Russia, we believe that we can benefit from Telenor’s and Alfa Group’s activities in other countries of the CIS.

In August 2004, Alfa Group restructured its telecommunications holdings. As a result, Alfa Telecom Limited (an affiliate of Alfa Group) now owns, directly or indirectly, all telecommunications assets of Alfa Group, including Alfa Group’s investments in our company, Golden Telecom, Inc., MegaFon and Kyivstar GSM, and is responsible for investments in companies in the telecommunications sector.

Strategy

We believe that with our experience building high-quality GSM networks and attracting the mass market subscriber segment in the Moscow license area, coupled with the expertise of our strategic partners, Telenor and Alfa Group, we are well prepared to build on our position as a premier national wireless telecommunications services provider in Russia, to continue the successful regional roll-out of our company and to expand our operations in Kazakhstan and other countries in the CIS. Our strategy focuses on:

•	National Expansion in Russia. Since 2001, we have pursued an aggressive national growth strategy by developing our super-regional GSM license areas.

•	Opportunity for growth. Improving economic conditions in Russia combined with relatively low wireless penetration rates in the regions of Russia compared to the cities of Moscow and St. Petersburg, present us with growth opportunities. In addition, wireless telephony often acts as a substitute for fixed line services in the regions. In 2003, Russia was the second fastest growing wireless service market in the world in terms of the number of new subscribers. According to AC&M Consulting, the number of cellular telecommunications subscribers in Russia increased from 30.3 million as of the end of September 2003 to 59.0 million as of the end of September 2004, and had approached 74.0 million as of the end of 2004. This growth predominantly comes from the regions as the penetration rate exceeded 87.4% in the Moscow license area and 79.3% in St. Petersburg, as of September 30, 2004. The regions generally have lower per capita wealth and disposable income than the Moscow license area, but operational expenses in the regions are also lower and capital expenditure per subscriber is lower because of the falling costs of equipment. Consequently, we expect margins in the regions to be similar to those in Moscow as the regional operations become more mature. We intend to focus our regional expansion, marketing and distribution efforts on areas with higher population density, based on factors such as commercial practicability, strategic importance, market potential, regulatory requirements and competition. In the first nine months of 2004, we expanded our operations in Russia to 15 new regions, and, as of December 31, 2004, we operated in 74 of the 89 regions of the Russian Federation. Further expansion of our GSM network into the remaining regions is an essential component of our strategy to build on our position as a premier national wireless telecommunications operator.

•	Continued expansion in the regions. We have expanded in the regions of Russia primarily through organic growth, augmented by a few selective acquisitions of existing operators for the primary purpose of obtaining their subscribers or to gain access to regions for which we do not have licenses. Our growth strategy has served us well and we intend to continue to expand in the regions in this manner. In 2004, we added approximately 12.4 million new subscribers in the regions of Russia outside of the Moscow license area, including approximately 322,000 subscribers that were added in June 2004 as a result of our acquisition of DalTelecom. See the section in this Form 6-K entitled “Risk Factors—Risks Related to Our Business—It may be more difficult for us to attract new subscribers in the regions outside of Moscow and in the countries of the CIS than it is for our competitors that established a local presence prior to the time that our company did.”

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Unified national business model. We have designed and implemented a unified national business model that draws on our considerable knowledge, experience and expertise with respect to technology and consumers nationally. Our national business model enables us to develop uniform procedures for rolling out our network in the regions, increase network standardization and achieve greater economies of scale in the areas of sales and marketing, customer service, information technology, billing and human resources. This unified approach facilitates our development of a single, strong, national brand name and allows us to offer our existing and potential subscribers the same tariff structures and product lines in all of the regions where we operate. While implementing this model, we migrated our regional subscribers to a scalable billing system supplied by Amdocs and introduced a modern customer relations management system. We believe that we were the first in Russia, and one of the first in the world, to introduce online national prepaid roaming. We also provide GPRS-based service across the country and have opened super-regional call centers to better serve our millions of subscribers.

•	Maintaining our position as one of the leading providers of GSM wireless telecommunications services in the Moscow license area. As of September 30, 2004, we had approximately 6.6 million subscribers in the Moscow license area. The Moscow wireless market has matured, with penetration rates exceeding 87.4% as of September 30, 2004, and competition is increasing as a consequence. In confronting the increased competition, we are focusing on three primary subscriber market segments:

•	Large corporate users. We will continue our efforts to increase our market share of large corporate users by designing programs to attract these higher revenue-generating subscribers. These efforts include establishing specialized corporate plans and roaming arrangements, enhancing our specialized customer service, increasing our direct sales forces, launching new dedicated corporate sales offices and providing subscribers with access to the newest handsets, accessories and value added services. We also intend to develop new programs offering nationwide services that can be tailored to meet specific corporate needs and market them to corporations that operate both in Moscow and in the regions where we operate.

•	Small and medium-size businesses and high-income individuals. We believe that the key to the successful penetration of this segment of the market will be the continuous improvement of service quality and product offerings. We are upgrading our information technology support systems as well as continuously improving our customer service. Further, we intend to continue to employ tailored marketing promotions to attract these high usage subscribers and to continue using targeted subscriber retention programs. To attract individual subscribers, we offer a credit contract system with various contract plans, free incoming calls from mobile phones and dedicated customer service.

•	Mass market. We will continue to penetrate the Moscow mass market subscriber segment through prepaid card services, innovative tariff plans and service features intended to address the specific needs of these subscribers. We believe that we have developed the largest distribution network for wireless services in the Moscow license area. As of September 30, 2004, we had 69 independent dealers and more than 3,235 points of sale and our prepaid scratch cards could be purchased at over 10,000 locations in the Moscow license area.

•

Increasing revenues from non-voice wireless services. We intend to increase usage among our existing subscribers and attract new subscribers by offering value added services and allowing our subscribers to access a wide range of services through our networks. The value added services that we offer are becoming an increasingly important part of our strategy both in the Moscow market, which is approaching saturation, and in the regions, which are rapidly developing. We currently provide traditional value added services such as voice mail, call forwarding, call waiting, conference calling, call blocking, caller-ID, automatic dialing and voice dialing. We also provide and are focusing on a variety of messaging services, such as outgoing SMS, EMS, MMS, e-mail, content delivery, games and other infotainment services. Messaging and infotainment services are currently available on all our networks through our Internet portal, BeeOnline, and through our Beeinfo mobile information guide. We have also launched content provider access, or CPA, which will stimulate the growth of content based services. CPA is an infotainment service through which we distribute information and services from third parties to our subscribers. In addition, although we have experienced some recent capacity constraints due to the rapid growth in our subscriber base, our BeePay payment system offers many convenient ways to pay for our services and our BeeBonus card allows customers to accumulate bonus points by purchasing products from participating vendors, which can then be used to pay for our services. Capitalizing on new technology-enabled opportunities, we also provide WAP technology services and GPRS. As of September 30, 2004, we provided GPRS roaming with 98 operators in 52 countries, including all major European countries and the United States. While there is still relatively low usage of non-voice services in the Russian market compared to countries with higher wireless penetration rates, non-voice service usage in Russia is growing. During the nine months ended September 30, 2004 and the year ended December 31, 2003, revenue generated by value added services as a percentage of total services revenue reached 14.0% and 11.4%, respectively, compared with 9.0% in the nine months ended September 30, 2003 and 7.4% in the year ended December 31, 2002. We are also actively using Internet technology to support business processes and to increase subscriber loyalty and satisfaction.

•	Incorporate new technologies into our operations. As part of our overall business strategy, we intend to evaluate emerging, state-of-the-art technologies that may be used to complement our existing operations. For example, we have constructed and tested a pilot 3G network, and we intend to introduce 3G technology in some of the biggest cities in our network if we are awarded a 3G license. In July 2004, we completed testing EDGE with our major suppliers in several regions, including Moscow and the Northwest, Ural and North Caucasus super-regions. EDGE is an advanced technology that allows subscribers to connect to the Internet and send and receive data, including digital images, web pages and photographs, up to three times faster than an ordinary GSM/GPRS network. For further information about these technologies, please see the sections in this Form 6-K entitled “—Competition—New technology” and “Risk Factors—Risks Related to Our Business—Our failure to keep pace with technological changes and evolving industry standards could harm our competitive position and, in turn, adversely affect our business.” In addition, in cooperation with Cisco Systems, we are exploring the possibility of offering to our subscribers WLANs, which permit individuals to connect wirelessly to the Internet through a local area network. Initially, we intend to explore the possibility of introducing WLANs in airports, hotels and business centers. For a description of some of the risks involved with these new technologies, please see the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—We face competition from an increasing number of technologies and may face greater competition as a result of the issuance of new wireless licenses.”

•	Expansion in the Commonwealth of Independent States. Although our primary strategic focus has been, and continues to be, Russia, we are also currently actively pursuing opportunities for expansion in other countries of the CIS. Decisions with respect to each acquisition for this expansion require a super-majority decision of our board of directors. In considering such expansion, we are taking into account the economic and political environment and size of territory and population as well as the competitive situation. As part of this strategy, we acquired KaR-Tel, the second largest cellular operator in Kazakhstan, on September 3, 2004. With a population of approximately 14.9 million, Kazakhstan has the highest GDP per capita in the CIS after Russia and a cellular penetration rate estimated at approximately 14.6% as of September 30, 2004. We intend to expand our acquired operations in Kazakhstan with the introduction of our “Bee Line GSM” brand and the implementation of our unified business solutions for information technology, marketing, distribution, customer service, billing and network operations.

Licenses

GSM

We hold GSM licenses for seven out of eight of Russia’s super-regions: the Moscow license area, the Central and Central Black Earth license area, the North Caucasus license area, the Northwest license area (which includes the City of St. Petersburg), the Siberian license area, the Ural license area and the Volga license area. In total, our super-regional GSM licenses cover approximately 92.0% of Russia’s population and permit us to operate a unified dual band GSM-900/1800 network. Our super-regional GSM licenses for the Central and Central Black Earth, North Caucasus, Siberian, Northwest and Volga super-regions were previously held by VimpelCom-Region. We received a GSM-1800 license for the Northwest super-region in September 2002. In March 2003, the former Ministry of Communications amended our initial GSM license for the Northwest super-region to permit us to operate a dual bank GSM 900/1800 network in St. Petersburg and the surrounding Leningrad region. On November 26, 2004, we completed the merger of VimpelCom-Region into VimpelCom. In accordance with the New Law, VimpelCom filed applications with the Service for the re-issuance of VimpelCom-Region’s licenses to VimpelCom promptly thereafter. On December 28,

2004, VimpelCom received a letter from the Service stating that the list of communications services to be licensed and the related conditions of such licenses which shall apply to all operators have not yet been adopted by the Russian Government as required by the New Law. We immediately re-filed our applications with the Service for the re-issuance of the licenses to VimpelCom, but the telecommunications licenses and related frequencies and permissions have not yet been re-issued to VimpelCom. In its letter, the Service suggested that in order to complete the re-issuance process in connection with the merger, VimpelCom should apply for the re-issuance of the licenses after the Russian Government approves the list of services and related conditions. The Service specifically stated in the letter that VimpelCom has fulfilled the requirements of the New Law. The Service also stated that until a decision on re-issuance of the licenses is taken, VimpelCom, as the legal successor to VimpelCom-Region, may fulfill obligations to render communications services in accordance with the conditions of VimpelCom-Region’s licenses. For a description of some of the risks associated with the re-issuance of VimpelCom-Region’s licenses to VimpelCom, please see the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—If the telecommunications licenses, frequencies and other permissions previously held by VimpelCom-Region are not re-issued to us, or are not re-issued to us in a timely and complete manner, our business may be materially adversely affected.”

Our GSM license for the Ural super-region is held through our wholly-owned subsidiary Vostok-Zapad Telecom, which it acquired in December 2002. Vostok-Zapad Telecom’s GSM license provides for the operation of a GSM-1800 network in the entire Ural region and a dual band GSM-900/1800 network in seven out of 12 territories within the region. In addition to the seven super-regional GSM licenses, we hold GSM licenses for the following six territories, all of which are located within the seven super-regions: Kaliningrad, within the Northwest region; Samara, within the Volga region; Orenburg, within the Ural region; and Stavropol, the Kabardino-Balkarskaya Republic and the Karachaevo-Cherkesskaya Republic, all within the North Caucasus region. These territorial GSM licenses are held through subsidiaries that VimpelCom-Region acquired in 2002 and 2003. In addition to these, our recently acquired subsidiary DalTelecom holds GSM-1800 and D-AMPS licenses to operate in three of the 15 regions within the Far East super-region (Khabarovsk Krai, Amur Region and Kamchatka Region).

Our wholly-owned subsidiary KaR-Tel holds a national GSM license for the entire territory of Kazakhstan. KaR-Tel’s license was issued in August 1998 for a term of 15 years. The license contains start-of-service requirements ranging over a five-year period and requires the network to be completed by December 31, 2005.

The following tables summarize the principal terms of our super-regional and territorial GSM licenses in Russia, including the license areas, issue dates, start-of-service requirements, expiration dates, line capacity requirements and territorial coverage requirements. The licenses previously held by VimpelCom-Region are in the process of being re-issued to VimpelCom. For a description of some of the risks associated with the re-issuance of VimpelCom-Region’s licenses to VimpelCom, please see the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—If the telecommunications licenses, frequencies and other permissions previously held by VimpelCom-Region are not re-issued to us, or are not re-issued to us in a timely and complete manner, our business may be materially adversely affected.”

Principal Terms and Conditions of our Super-Regional GSM Licenses in Russia

				Certain Requirements
License Area	Issue Date	Start-of-Service Requirement	Expiration Date	Compliance Date	Line Capacity No Less Than	Territorial Coverage (Cities) or Population Coverage (%)
Moscow	Apr. 28, 1998	Dec. 31, 1998	Apr. 28, 2008	Dec. 31, 2001	100,000	Moscow license area
Central and Central Black Earth	Apr. 7, 2000	July 7, 2000	Apr. 28, 2008	Dec. 31, 2001	20,000	17 cities(1)
North Caucasus	Apr. 7, 2000	July 7, 2000(2)	Apr. 28, 2008	Dec. 31, 2001	50,000	10 cities(3)
Northwest(4)	Sep. 12, 2002	Mar. 12, 2004	Sep. 12, 2012	Dec. 31, 2004 Dec. 31, 2006 Dec. 31, 2011	10,000 50,000 200,000	20.0% 40.0% 80.0%
Siberian	Apr. 7, 2000	July 7, 2000	Apr. 28, 2008	Dec. 31, 2001	48,000	12 cities(5)
Ural(6)	Nov. 14, 2002	May 14, 2004	Nov. 14, 2012	Dec. 31, 2005 Dec. 31, 2012	50,000 200,000	30.0% 70.0%
Volga	Apr. 7, 2000	July 7, 2000	Apr. 28, 2008	Dec. 31, 2001	14,000	14 cities(7)

(1)	Covers the cities of Belgorod, Bryansk, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Nizhniy Novgorod, Orel, Ryazan, Smolensk, Tambov, Tula, Tver, Vladimir, Voronezh and Yaroslavl.

(2)	This license was amended to allow us to commence providing services no later than December 31, 2002 in the Republic of Dagestan and no later than December 31, 2004 in Chechnya and Ingushetia. We did not meet the extended start-of-service date for Chechnya and Ingushetia and, accordingly, applied for a second extension. To date, we have not received a response from the service.

(3)	The 10 cities covered are: Grozny, Krasnodar, Maikop, Makhatchkala, Nalchik, Nazran, Rostov-on-Don, Tcherkessk, Stavropol and Vladikavkaz. We must also cover Chechnya and Ingushetia, but based on the extension of the start-of-service dates for these areas, we believe that the date by which the territorial requirement coverage must be met was also extended. Please see footnote (2) for more information.

(4)	Covers the cities of Karelia, St. Petersburg, Arkhangelsk, Vologda, Kaliningrad, Leningrad Murmansk, Novgorod, Pskov and Nenetz.

(5)	Covers the cities of Abakan, Barnaul, Dudinka, Gorno-Altaysk, Kemerovo, Krasnoyarsk, Kyzyl, Novokuznetsk, Novosibirsk, Omsk, Tomsk and Tara.

(6)	Vostok-Zapad Telecom holds a GSM-1800 license covering all 12 territories of the Ural super-region and a GSM-900/1800 license covering seven territories of the Ural super-region (Komi Republic, Udmurtskaya Republic, Kirov, Kurgan, Sverdlovsk, Komi-Permyatsky autonomous district and Yamal-Nenets).

(7)	Covers the cities of Astrakhan, Elista, Kazan, Naberezhnye Chelny, Penza, Samara, Saransk, Saratov, Tcheboksary, Togliatti, Ufa, Ulyanovsk, Volgograd and Yoshkar-Ola.

Principal Terms and Conditions of our Territorial GSM Licenses in Russia

Certain Requirements
License Area	Issue Date	Start-of-Service Requirement	Expiration Date	Compliance Date	Line Capacity No Less Than	Territorial Coverage (Cities) or Population Coverage (%)
Amur Region(1)	Jan. 10, 2002	July 10, 2003	Jan. 10, 2012	Dec. 31, 2004 Dec. 31, 2011	3,000 20,000	6.0 51.0	% %
Kabardino-Balkarskaya Republic(2)	Mar. 17, 2000	Mar. 17, 2001	Mar. 17, 2010	Dec. 31, 2001 Dec. 31, 2002 Dec. 31, 2004 Dec. 31, 2009	500 1,300 3,000 5,000	5.0 10.0 30.0 60.0	% % % %
Kaliningrad(3)	Nov. 4, 1996	Feb. 1, 1998	Aug. 1, 2006	Dec. 31, 1996 Dec. 31, 1997 Dec. 31, 1998 Dec. 31, 1999 Dec. 31, 2001	1,500 2,000 3,714 6,000 19,269	10.0 20.0 30.0 50.0 95.0	% % % % %
Kamchatka Region(4)	Jan. 10, 2002	July 10, 2003	Jan. 10, 2012	Dec. 31, 2004 Dec. 31, 2011	3,000 20,000	10.0 70.0	% %
Karachaevo-Cherkesskaya Republic(5)	May 19, 2000	May 19, 2001	May 19, 2010	Dec. 31, 2001 Dec. 31, 2010	100 40,000	10.0 60.0	% %
Khabarovsk Krai(6)	Jan. 10, 2002	July 10, 2003	Jan. 10, 2012	Dec. 31, 2004 Dec. 31, 2011	5,000 30,000	10.0 65.0	% %
Orenburg(7)	June 13, 2000	June 13, 2001	June 13, 2010	Dec. 31, 2001 Dec. 31, 2003 Dec. 31, 2005 Dec. 31, 2010	10,000 20,000 30,000 60,000	5.0 10.0 16.0 32.0	% % % %
Samara(8)	April 17, 2002	Oct. 17, 2003	April 17, 2012	Dec. 31, 2004 Dec. 31, 2011	20,000 80,000	30.0 70.0	% %
Stavropol(9)	Mar. 7, 1997	Mar. 7, 1998	Mar. 7, 2007	Dec. 31, 1998 Dec. 31, 2000 Dec. 31, 2003 Dec. 31, 2007	3,000 10,000 20,000 40,000	10.0 60.0 80.0 90.0	% % % %

(1)	The GSM-1800 license for the Amur Republic, which is part of the Far East super-region, is held by DalTelecom. See note (6) below.

(2)	The GSM-900 license for the Kabardino-Balkarskaya Republic, which is part of the North Caucasus super-region, is held by Kabardino-Balkarsky GSM, 80.0% of which is owned by StavTeleSot. See note (9) below.

(3)	Extel holds a GSM-900 license for the Kaliningrad region, which is part of the Northwest super-region.

(4)	The GSM-1800 license for the Kamchatka Republic, which is part of the Far East super-region, is held by DalTelecom. See note (6) below.

(5)	The GSM-900 license for the Karachaevo-Cherkesskaya Republic, which is part of the North Caucasus super-region, is held by Karachaevo-Cherkessk TeleSot, 80.0% of which is owned by StavTeleSot. See note (9) below.

(6)	The GSM-1800 license for Khabarovsk Krai, which is part of the Far East super-region, is held by DalTelecom. On June 30, 2004, we acquired approximately 93.5% of the outstanding shares of DalTelecom.

(7)	Orensot holds GSM-900/1800 and D-AMPS licenses for the Orenburg region, which is part of the Ural super-region.

(8)	The GSM-1800 license is held by Bee Line Samara of which VimpelCom owns 100.0%. Samara is part of the Volga super-region.

(9)	StavTeleSot holds a GSM-900/1800 license for the Stavropol region, which is part of the North Caucasus super-region.

Principal Terms and Conditions of our GSM License in Kazakhstan

Certain Requirements
License Area	Issue Date	Start-of-Service Requirement	Expiration Date	Compliance Date	Line Capacity No Less Than	Territorial Coverage (Cities) or Population Coverage (%)
Republic of Kazakhstan	Aug. 24, 1998	Mar. 1, 1999	Aug. 24, 2013	Dec. 31, 2005	—	Entire territory of Kazakhstan

We have met all applicable start-of-service and line capacity requirements for our super-regional GSM licenses. With respect to our super-regional GSM licenses for the Central and Central Black Earth, North Caucasus, Siberian and Volga super-regions, the start-of-service dates were deemed to have been met by the services that our company rendered prior to the issuance of the licenses to VimpelCom-Region.

Our super-regional GSM licenses for the Central and Central Black Earth, North Caucasus, Siberian and Volga super-regions contain an additional requirement that our networks cover certain specified cities by a specified date. In a non-binding clarification from the Ministry of Communications issued in December 2001, the Ministry of Communications stated that this coverage requirement could be met by GSM-900 coverage and that no minimum number of base stations need to be installed to meet this requirement. Accordingly, we understand that so long as one base station is installed in each such city in the 900 MHz frequency range, the license requirement is met.

We have installed at least one 900 MHz base station that is in compliance with all the necessary governmental permissions in each of the cities indicated in our regional licenses for the Central and Central Black Earth, North Caucasus, Siberia and Volga super-regions. The start-of-service date for Chechnya and Ingushetia under our GSM license for the North Caucasus super-region was extended until December 31, 2004, due to certain prohibitions on providing cellular services in Chechnya, Ingushetia and the border regions of Dagestan imposed by the Russian Federal Security Service. On December 21, 2004, we sent a request to the Service to extend the start-of-service date to December 31, 2005. To date, we have not received a response from the Service regarding this request.

We do not currently hold a GSM super-regional license for the Far East super-region of Russia. As a result of our acquisition of DalTelecom, we now hold GSM-1800 and D-AMPS licenses in three of the 15 regions within the Far East super-region: Amur Region, Kamchatka Region and Khabarovsk Krai.

Beginning in January 2001, we were required to pay monthly fees, calculated as a portion of our revenues, for telecommunications services provided in each region. The fees were unilaterally imposed on cellular operators by the former Ministry of Communications in April 2001 in order to finance the activities of the Ministry. In accordance with the terms of our licenses, the amount of the fee was 0.3% of revenues earned under our licenses (calculated in Russian rubles and in accordance with applicable Russian tax laws). In 2003 and the nine months ended September 30, 2004, we transferred the Russian ruble equivalent of approximately US$2.5 million and US$4.0 million, respectively, to the Ministry or its predecessors. We believe that pursuant to the New Law, as of January 1, 2005, we are no longer required to pay these monthly fees to the Ministry and this is confirmed by the Letter from the Service as of December 10, 2004. However, the terms of our GSM licenses continue to state that we are required to pay these fees. We have sent letters to the Service requesting appropriate amendments to our licenses (except for the licenses previously held by VimpelCom-Region), but to date we have not received a reply from the Service confirming our request.

AMPS/D-AMPS

We hold AMPS/D-AMPS licenses for the Moscow license area and eight other geographic areas: Kaluga, Novosibirsk, Orenburg, Ryazan, Samara, Tver, Vladimir and Vologda. The population in many of the regional AMPS/D-AMPS license areas may not be commensurate with the territorial coverage requirements. In 2003, we sold the companies that held our AMPS/D-AMPS licenses for the Karelia and Ulyanovsk regions. Currently, we are not in compliance with the territorial coverage requirements in the Ryazan, Samara and Tver license areas, and we have not met the line capacity requirements in Ryazan, Tver and Vologda. We may not be able to, or may voluntarily decide not to, comply with the license requirements for some or all of these AMPS/D-AMPS license areas in the future. We provide AMPS/D-AMPS wireless services on a commercial basis in all of our AMPS/D-AMPS license areas.

On June 5, 2003, we entered into a series of agreements with ZAO “InvestElectroSvyaz” (which operates under the “Corbina-Telecom” brand name in Russia) in order to utilize excess capacity on our D-AMPS network in the Moscow license area. We continue to operate and maintain our Moscow D-AMPS network, service our existing Moscow D-AMPS subscribers and attract new subscribers to our network. Under the terms of the agreements, Corbina-Telecom entered into a sale and capital lease transaction for certain of our infrastructure equipment that provides for D-AMPS network functionality in the Moscow license area. Corbina-Telecom, acting as our agent, has the right to attract new subscribers to our network. Corbina-Telecom paid us a total purchase price of US$16.5 million (excluding VAT) for the equipment. In addition, through 2007, Corbina-Telecom will pay us service fees of US$1.0 million per year (net of the lease payments), subject to adjustment based on traffic volume.

In 2004, Gossvyaznadzor conducted an inspection of our D-AMPS operation and in a notice issued to us on March 10, 2004, alleged that certain subscribers did not have agreements with VimpelCom. We reviewed our agreements with subscribers and sent amended agreements to those subscribers with whom we believed the appropriate agreements were not concluded. We then informed Gossvyaznadzor of the actions we had taken in response to the notice. To date, we have not received any response from Gossvyaznadzor with respect to our compliance with the notice. For the risks associated with our failure to comply with Gossvyaznadzor notices, see the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—If we are found not to be in compliance with applicable telecommunications laws or regulations, we could be exposed to additional costs or suspension or termination of our licenses, which might adversely affect our business.”

Interconnect arrangements

We need access to a wireline network to enable our subscribers to initiate calls to, and to receive calls from, persons using wireline networks. Our interconnect agreements provide us with this access. We have interconnect agreements with several wireline service providers in the Moscow license area and in the regions outside of the Moscow license area, including Combellga, Komet, MTT, MTU-Inform, Rostelecom, RusSDO, Sovintel and Telmos. In Moscow, our interconnect agreements allow us to connect to the public switched network of Moscow operated by MGTS and to provide long distance and international services. We also have interconnect agreements with telecommunications providers in the Central and Central Black Earth, North Caucasus, Northwest, Siberian, Ural and Volga license areas that enable our subscribers to initiate calls to and receive calls from the public switched telephone networks in the regions of Russia.

Pursuant to our interconnection arrangements, we pay for the use of local number capacity and traffic. As of September 30, 2004, we were using over 220,000 local Moscow numbers. We will purchase additional telephone line capacity in the Moscow license area as needed to the extent available. Payment for Moscow telephone lines involves an initial one-time fee of approximately US$80 per line, an average monthly fee per line, which does not exceed US$4.50 and an average traffic fee for local calls based on usage of approximately US$0.04 per minute. The use of federal numbers involves a traffic fee based on usage of US$0.01 per minute for local calls. In the past, we have not had to pay for federal telephone numbers, which are allocated by the Federal Communications Agency. However, due to a recent change in the tax code, we are now required to pay 10 Russian rubles per federal telephone number allocated to us after January 1, 2005.

In the regions outside of the Moscow license area, we also use local numbering capacity. Payment for local telephone line capacity in the regions involves an initial one-time fee of approximately US$70 per line and traffic fees for local calls.

In Kazakhstan, our company has entered into interconnection agreements with the national wireline service provider, Kazakhtelecom. According to the terms of our GSM licenses, KaR-Tel is obligated to route outgoing traffic through Kazakhtelecom and international calls through the national operator. All outgoing and incoming traffic is charged on a per-minute basis.

Wireless Equipment and Operations

Wireless network infrastructure

GSM technology is based on an “open architecture,” which means that equipment from any supplier can be added to expand the initial network. Our GSM and GPRS networks, which use Alcatel, Ericsson and Nokia equipment, are integrated wireless networks of base station equipment and digital wireless switches connected by fixed microwave transmission links, fiber optic cable links and leased lines. As of September 30, 2004, we had approximately 2,650 GSM base stations, 119 base station controllers and nine switches for our dual band GSM network in the Moscow license area, covering approximately 47,000 square kilometers. Our GSM network in the Moscow license area had a capacity of approximately 6.2 million subscribers as of September 30, 2004. We also had 6,689 GSM base stations, 164 base station controllers and 58 switches for our dual band GSM network in the regions outside of the Moscow license area, covering approximately 1.4 million square kilometers, as of September 30, 2004. As of September 30, 2004, we had approximately 500 GSM base stations, 22 base station controllers and six switches for our GSM-900 network in Kazakhstan, covering approximately 74 cities.

In 2005, our network development in the regions will focus on significantly expanding network coverage in suburban areas, along key roads and in vacation areas, as well as on increasing our current network capacity to meet planned subscriber growth and network quality targets. At the same time, in the Moscow license area, we intend to focus our network development on expanding our indoor and underground coverage, more rapidly adjusting our network capacity to changing market demands and upgrading to new products.

We have designed, put into operation and are constantly developing “BeeNet,” our fiber optic network designed to connect base stations and base station controllers to the switches of our GSM and D-AMPS networks, to interconnect our switches and to connect our networks to other telecom operators. Our fiber optic network in Moscow has grown to 359 telecommunications nodes to which virtually all base stations are connected either directly or through microwave technology. In the regions, our fiber optic networks have growth to 283 nodes as of September 30, 2004. As of September 30, 2004, we had approximately 1,490 kilometers of fiber optic cable in the Moscow license area and approximately 810 kilometers of fiber optic cable in the regions of Russia. In addition, we have approximately 1,660 kilometers of fiber optic cable currently under construction in Russia. The development of our fiber optic network was planned in accordance with the expansion plans for our GSM networks, including our networks in the regions. Our fiber optic network is intended to help us resolve transmission capacity problems, increase reliability and quality and be independent from the providers of transmission lines. To the extent excess capacity is available on our fiber optic network, we lease the excess capacity to third parties. In 2002, 2003 and the nine months ended September 30, 2004, our revenues from leasing excess fiber optic capacity were approximately US$1.8 million, US$1.3 million and US$1.3 million, respectively.

Legal Proceedings

On January 10, 2005, KaR-Tel received an “order to pay” issued by the Fund in the amount of approximately US$5.5 billion (stated as approximately Turkish Lira 7.55 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). The order, dated as of October 7, 2004, was delivered to KaR-Tel by the Bostandykski Regional Court of Almaty. The order does not provide any information regarding the nature of, or basis for, the asserted debt, other than to state that it is a debt to the Turkish Treasury and the term for payment was May 6, 2004. On January 17, 2005, KaR-Tel delivered to the Turkish consulate in Almaty a petition to the Turkish court objecting to the propriety of the order. That same day, KaR-Tel also delivered a similar petition to the Ministry of Justice of the Republic of Kazakhstan for forwarding to the Ministry of Justice of the Republic of Turkey. According to news reports quoting Turkish sources, the order is connected with claims by the Turkish government against the Uzan family, which purportedly used to own two former shareholders of KaR-Tel prior to the former shareholders being seized by the Fund. Such news reports, which have not been confirmed by us, further state that the Fund is not seeking the entire US$5.5 billion from KaR-Tel alone, but sent orders for the full amount to approximately 200 different companies that were once controlled by members of the Uzan family. Although we believe that the order to pay is without merit and that any attempted enforcement of the order to pay outside of Turkey is subject to procedural and substantive hurdles, there can be no assurance that KaR-Tel will prevail with respect to the objections filed (either on substantive or procedural grounds, including that the above-mentioned petitions were filed in a valid and otherwise timely manner in accordance with applicable legal requirements), that these claims or other targeting VimpelCom’s ownership of KaR-Tel will not be brought by the Fund directly against VimpelCom or its other subsidiaries or that KaR-Tel and/or VimpelCom or its other subsidiaries will not be required to pay amounts owed in connection with the order or on the basis of other claims made by the Fund. The adverse resolution of this matter, and any others that may arise in connection with the order by the Fund or any other claims by the Fund, could have a material adverse effect on our business, financial condition and results of operations, including an event of default under some or all of our outstanding indebtedness.

For more information on this risk, and other risks associated with our acquisition of KaR-Tel, refer to the sections of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—We may not realize the anticipated benefits from our acquisition of KaR-Tel, we may assume unexpected or unforeseen liabilities and obligations or incur greater than expected liabilities in connection with this acquisition” and “Risk Factors—Risks Related to Our Business—Claims by the Former Shareholders and/or the Fund or others may prevent us from realizing the expected benefits of our acquisition of KaR-Tel, result in increased liabilities and obligations, including possible defaults under our outstanding indebtedness and deprive us of the value of our ownership interest.”

On November 26, 2004, VimpelCom received an act from the Russian tax inspectorate with preliminary conclusions following a review of VimpelCom’s 2001 tax filing. The preliminary act stated that VimpelCom owed 2.5 billion Russian rubles (or approximately US$91.0 million at the exchange rate on December 31, 2004) in taxes plus 1.9 billion Russian rubles (or approximately US$68.0 million at the exchange rate on December 31, 2004) in fines and penalties in addition to amounts that VimpelCom previously paid in 2001 for taxes. The preliminary conclusions related to the deductibility of expenses incurred by VimpelCom in connection with the agency relationship between VimpelCom and its wholly-owned subsidiary, KB Impuls. On December 8, 2004, VimpelCom filed its objections to the preliminary act and on December 30, 2004, VimpelCom received a final decision from the tax inspectorate stating that the total amount of additional taxes to be paid by VimpelCom for the 2001 tax year had been reduced to 284.9 million Russian rubles (or approximately US$10.3 million at the exchange rate on December 31, 2004) in taxes plus 205.0 million Russian rubles (or approximately US$7.4 million at the exchange rate on December 31, 2004) in fines and penalties. The 88.9% reduction in the final decision by the tax inspectorate primarily related to the acceptance by the tax inspectorate of VimpelCom’s objection regarding the tax inspector’s claim concerning the deductibility of expenses incurred by VimpelCom in connection with the agency relationship between VimpelCom and its wholly owned subsidiary, KB Impuls, and the withdrawal of the related claim. A significant portion of the final tax decision (excluding fines and penalties) concern deductions for certain value added taxes that the authorities determined were calculated incorrectly. Although we do not agree with the final decision for 2001 by the tax inspectorate, we paid the taxes for 2001 and have initiated offsets for certain of these amounts in future tax years. Based on the amount of the final decision for 2001, we understand that the Ministry of Internal Affairs should review this matter and decide whether to initiate a criminal case.

On December 28, 2004, VimpelCom received an act from the Russian tax inspectorate with preliminary conclusions from a review of VimpelCom’s 2002 tax filing. The act states that VimpelCom owes an additional 408.5 million Russian rubles (or approximately US$14.7 million at the exchange rate on December 31, 2004) in taxes plus 172.1 million Russian rubles (or approximately US$6.2 million at the exchange rate on December 31, 2004) in fines and penalties. The act with preliminary conclusions for 2002 did not contain any claims concerning the deductibility of expenses incurred by VimpelCom in connection with the agency relationship between VimpelCom and KB Impuls. The 2002 act is a preliminary notice and is not a final tax claim or demand by the tax inspectorate. We have filed our objections to the act containing preliminary conclusions and have not yet received the final decision of the tax inspectorate.

On December 10 and 17, 2004, two individual purchasers of VimpelCom securities filed lawsuits in the United States District Court for the Southern District of New York against our company, our Chief Executive Officer and our Chief Financial Officer. In substantially similar complaints, the two plaintiffs allege violations under Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder on behalf of themselves and on behalf of all persons or entities who purchased our securities between March 25, 2004 and December 7, 2004. The principal allegations in the complaints relate to the act with preliminary conclusions from the review of VimpelCom’s 2001 tax filing by the Russian tax inspectorate, which we disclosed in a December 8, 2004 press release. To date, we have not been served with copies of the complaints. Lead plaintiffs and lead counsel have not yet been appointed in these lawsuits and the deadline for seeking such appointment is February 8, 2005. We believe that the allegations in these lawsuits are without merit and intend to defend against them vigorously. Nonetheless, there can be no assurance as to the outcome or effect of these lawsuits, or that these plaintiffs will not amend their complaints, or that we will not be subject to further such lawsuits by these or other plaintiffs. If an adverse outcome occurs in any such lawsuit, our business, financial condition and results of operation could be materially adversely affected.

On February 4, 2005, we received a decision of the Temruksky district court of Krasnodarsky Krai of a case brought by a minority shareholder which suspends the effectiveness of the provision in our charter requiring the super-majority vote of our board with respect to, among other things, the approval of the business priorities and strategic orientations of our company; acquisitions or sales of the shareholdings in other enterprises; approval of the annual budget and business plan (and approving transactions outside the scope of the approved budget); approval, amendment or termination of internal documents of our company (except those requiring shareholder approval); and appointment, dismissal and early termination of the authority of the general director. The decision requires us to amend this provision of our charter so that all issues, including those where there is a conflict of interest or an interested party transaction, will require a simple majority decision of our board members present and having the right to vote on the issue. The decision specifically refers to a potential acquisition by us in Ukraine and states that a conflict of interest among various of our board members has been identified and therefore, our charter should be amended to provide that the decision should be approved by a simple majority of the board who are eligible to vote on the issue. We intend to appeal the decision within the seven day period specified in the court decision. We believe that the court has misinterpreted, among other things, the Russian Law on Joint Stock Companies which provides that the charter may provide for a higher threshold for approval of Board decisions than specified in the Law. However, there can be no assurance that we will prevail in this appeal or that other claims regarding other provisions of our charter or internal documents of our company, or the way we interpret such provisions, will not be challenged. In addition, this minority shareholder previously filed a claim with the Arbitration Court of Krasnodarsky Krai to declare that an acquisition of a Ukrainian operator should be declared valid. The hearing of the case in Arbitration Court is scheduled for March 1, 2005.

On January 9, 2004, KB Impuls received a notice from Moscow Gossvyaznadzor alleging inadequacies in the documentation of the agency relationship pursuant to which our company acts as KB Impuls’s agent for concluding agreements with KB Impuls’s Moscow GSM subscribers. In the notice, Moscow Gossvyaznadzor used certain technical drafting issues in the subscriber agreements and the agency agreement as a basis for asserting first, that KB Impuls does not have any agreements with subscribers and, therefore, violated Russian law, and second, that our agency agreement with KB Impuls does not specifically provide that we shall sign subscriber agreements on behalf of KB Impuls, also in violation of Russian law. KB Impuls challenged the notice, and it was subsequently invalidated by the Moscow Arbitration Court. Moscow Gossvyaznadzor appealed the decision first to the Appellate Panel of the Moscow Arbitration Court and next to the Federal Arbitration Court of the Moscow district, but in each instance, the court found in KB Impuls’s favor. The statute of limitations for Moscow Gossvyaznadzor to appeal these decisions to the Higher Arbitration Court, the highest court in Russia that can consider such matters, has expired. Notwithstanding the favorable outcome, we are currently in the process of merging KB Impuls into VimpelCom based largely upon public statements made by the Minister of Information Technologies and Communications that a re-issuance of the licenses from KB Impuls to VimpelCom (which would be accomplished by this merger) would resolve the issues raised by the regulator.

On February 4, 2004, our company received a notice from the Moscow Prosecutors’ office declaring the initiation of a criminal case against us stemming from allegations by a small Moscow-based company that we operated our business without a license. We immediately appealed and subsequently received a decision from the Moscow Prosecutors’ office dismissing the case. The company that made the allegations challenged the decision, but it was upheld by the Savelovsky Municipal Court of Moscow. A second appeal by this company was rejected by the Moscow City Court on July 19, 2004. This decision may be appealed to the Presidium of the Moscow City Court until July 19, 2005 and we cannot assure you that the decision to dismiss the criminal case and the upholding of such decision by the court will be upheld on further appeal. In addition, other criminal investigations may be launched into the activities of our company. Criminal investigations into our activities may have a material adverse effect on our business.

We are also involved in various other civil and administrative claims and lawsuits. For example, several of our subscribers have filed civil suits against us challenging our agency relationship with KB Impuls, claiming that VimpelCom provides telecommunications services without a license in Moscow and the Moscow region and/or claiming that their subscriber agreements should be terminated and that they should be compensated for all amounts paid to us. We have successfully defended our agency relationship against such claims by subscribers, either at the court of first instance or on appeal. However, in each of these cases, the subscribers have the right to appeal the decision. We cannot assure you that we will ultimately prevail in the pending litigation with the subscribers or that the appeals courts will rule in our favor if the subscribers appeal their adverse decisions. In addition, the tax authorities, telecommunications authorities and other regulatory bodies may file claims against us if, among other things, our subscriber agreements are declared invalid.

For more information on this risk, refer to the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—We are subject to civil claims and administrative claims by our subscribers that may result in unfavorable outcomes that could adversely affect our business.”

In addition, some subscribers have filed claims against us alleging that we have engaged in fraudulent advertising, that we do not have the right to keep the balance on any prepaid account at the time the subscriber terminates service with us or the time for the use of such account has expired, and that the quality of our telecommunications services is not acceptable. Certain subscribers have also filed similar complaints with the anti-monopoly authorities. In several cases, the anti-monopoly authorities have found in favor of subscribers, ruling that the terms of our prepaid contracts violated the subscribers’ rights because unspent amounts under their prepaid contracts were not refunded when the contracts were terminated by the subscribers. We have settled with certain of these subscribers, appealed certain rulings of the anti-monopoly authorities and may appeal other rulings. We cannot assure you that similar claims will not be filed or that the rulings taken by the courts in the future will be in our favor, and adverse decisions may have an adverse effect on our company.

For more detail regarding the lawsuits involving our company, please refer to the sections of this Form 6-K entitled “Risk Factors—Risks Related to Our Business.”

To date, we have no provision in our accounts for any of the matters described above.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Compensation

The ADS figures provided below are as of September 30, 2004 and do not reflect the change we made in the ratio of our ADSs traded on the New York Stock Exchange effective November 22, 2004. We changed the ratio of our ADSs in order to bring our ADS price more into line with other ADSs. We changed the ratio from four ADSs for three common shares to four ADSs for one common share. VimpelCom ADS holders as of record at the close of business on November 19, 2004 received two additional ADSs for every ADS held.

We paid our directors, senior managers and audit commission members an aggregate of approximately US$9.2 million for services provided during 2003, including approximately US$2.8 million in stock option payouts.

On June 27, 2003, our shareholders approved a new compensation arrangement for our directors to account for their increased responsibilities in light of recent corporate governance legislative reforms. Specifically, each independent director currently receives annual compensation of US$50,000. Each director who is not independent receives annual compensation of US$20,000. All of our directors are reimbursed for expenses incurred in connection with service as a member of our board of directors. Prior to the approval of this new compensation arrangement, directors who were also employees of our company received US$500 for participating in our board meetings, whether conducted in person, by telephone or by written consent. Directors who were not also employees of our company received US$2,500 for participating in board meetings in person and US$500 for participating in board meetings that took place by telephone or written consent.

In addition, directors who are not employees may participate in a phantom stock plan, pursuant to which they each receive up to a maximum of 6,000 phantom ADSs. The number of phantom ADSs to be granted to each director is set by the board of directors. The phantom ADSs, which do not involve actual ADSs or shares of common stock, may be redeemed for cash on the date the director ceases to be a director; provided, however, that directors who are re-elected to the board of directors may redeem such phantom ADSs at any time from the date of his or her re-election to the date he or she is no longer a director. A director, upon redemption of a phantom ADS, will receive, for each phantom ADS, cash in an amount equal to:

•	the amount that the average closing price of one of our ADSs quoted on the NYSE for the three-month period immediately prior to the date of redemption, exceeds

•	the closing price of one of our ADSs quoted on the NYSE on the date preceding the grant date of the phantom ADS; provided, however, that the amount paid to a director upon redemption may not exceed US$10.00 per ADS per year for each one-year term served by the director.

This phantom stock plan for directors replaces the plan that was approved by the shareholders in 1998, the terms of which were substantially similar to the current plan, differing primarily with respect to the number of phantom ADSs that directors were eligible to receive and the redemption price, which was not capped. As of September 30, 2004, an aggregate of 113,500 phantom ADSs had been granted to our directors under our phantom stock plans, of which 59,500 are currently redeemable or are redeemable within 60 days of the date of this Form 6-K.

Our senior managers participate in a separate phantom stock plan, pursuant to which they receive phantom ADSs in an amount determined by our CEO and General Director. Our board of directors determines the aggregate amount of phantom ADSs that our CEO and General Director may grant to our senior managers in each calendar year. For 2004, the board of directors has authorized our CEO and General Director to grant up to 150,000 phantom ADSs to our senior managers in addition to the 150,000 phantom ADSs that were authorized to be granted in 2003. Phantom ADSs granted under the plan for our senior managers have a term of three years. A senior manager, upon redemption of a phantom ADS, will receive, for each phantom ADS, cash in an amount equal to:

•	the amount that the average closing price of one of our ADSs quoted on the NYSE for the three-month period immediately prior to the date of redemption, exceeds

•	the closing price of one of our ADSs quoted on the NYSE on the date preceding the grant date of the phantom ADS; provided, however, that the amount paid to a senior manager upon redemption may not exceed US$10.00 per ADS per year for each one-year term served by the senior manager.

A senior manager may redeem up to 50.0% of the phantom ADSs granted to him or her on or after the first anniversary of the grant date. The remaining 50.0% of the phantom ADSs may be redeemed on or after the second anniversary of the grant date. In the event of the termination of employment of a senior manager, any phantom ADSs that have not yet become redeemable will terminate. Our board of directors may also decide to grant phantom ADSs to our CEO and General Director under the plan for our senior managers. As of September 30, 2004, an aggregate of 207,500 phantom ADSs had been granted to our senior managers, of which 155,000 are currently redeemable or will become redeemable within 60 days of the date of this Form 6-K. No phantom ADSs have been issued to our CEO and General Director.

Our senior managers and members of our audit commission are also eligible to participate in our 2000 stock option plan.

On June 27, 2003, our shareholders approved a new compensation arrangement for audit commission members to account for their increased responsibilities in light of recent corporate governance legislative reforms. Specifically, the chairman of our audit commission receives annual compensation of US$50,000 and each of the other members of our audit commission receives annual compensation of US$20,000. All of the members of our audit commission are reimbursed for expenses incurred in connection with service as a member of our audit commission. Prior to the approval of this new compensation arrangement, the members of the audit commission received annual compensation in the amount of US$3,000 plus US$500 for participating in each audit commission meeting. In addition, the members of our audit commission were reimbursed for expenses incurred in connection with service on our audit commission.

We have entered into indemnification agreements with each of our directors, senior managers and members of our audit commission pursuant to which we have agreed to indemnify each of them for all expenses incurred in connection with claims, suits or proceedings arising out of his or her performance of his or her duties as a director, senior manager or member of our audit commission.

We have obtained insurance on behalf of our senior managers, directors and members of our audit commission for liability arising out of their actions in their capacity as a senior manager, director or member of our audit commission.

We do not have any pension, retirement or similar benefit plans available to our directors, senior managers or audit commission members.

As of September 30, 2004, our directors and senior managers beneficially owned an aggregate of 28,700 shares of our common stock, representing approximately 0.05% of our voting stock. As of September 30, 2004, none of our directors or senior managers beneficially owned more than 1.0% of any class of our capital stock.

In December 2003, we amended and restated our 2000 Stock Option Plan, which was originally adopted by our board of directors on December 20, 2000. The purpose of the plan is to grant options to certain of our officers, employees, directors and consultants to acquire shares of common stock of our company. Options are granted by VC ESOP N.V., an indirect wholly-owned subsidiary of our company. Our stock option plan is administered by a three-person committee, appointed by VC ESOP N.V., that determines to whom options are granted under the plan, the number of options that are granted and the terms and conditions of option grants, including the exercise price per share. The stock option plan authorizes the issuance of options to acquire up to 250,000 of our shares of common stock. As of September 30, 2004, 87,500 options to acquire shares of our common stock were outstanding, of which 51,575 options are currently exercisable or are exercisable within 60 days of the date of this Form 6-K.

The exercise prices of the 87,500 options outstanding as of September 30, 2004 ranged from US$23.60 per share (US$17.70 per ADS) to US$52.40 per share (US$39.30 per ADS). The options granted vest at varying rates over two to three year periods and vesting periods for certain employees will be accelerated if certain events specified in the stock option plan occur. The 51,575 currently exercisable options outstanding as of September 30, 2004 are exercisable until dates ranging from the present date to December 2006.

If a plan participant ceases to be an employee of our company or any of our affiliates (other than due to death or disability or for cause) or ceases to otherwise be eligible to participate in the plan, the individual will have the right to exercise vested options for the earlier of 45 days after the date of termination of employment and December 31, 2006.

In case of death or permanent disability of a plan participant, his or her beneficiaries will automatically acquire the right to exercise those options that have vested prior to the death or permanent disability for the earlier of 190 days and 90 days in the event of death and permanent disability, respectively, and December 31, 2006.

If a plan participant ceases to be an employee of our company or any of our affiliates for cause, then the right to exercise options will terminate immediately unless waived by the stock option committee discussed above.

MAJOR SHAREHOLDERS AND CERTAIN TRANSACTIONS

The following table sets forth information regarding those shareholders of our company that we have ascertained from recent public filings beneficially own 5.0% or more of either class of our capital stock. As of December 31, 2004, we had 51,281,022 issued and outstanding shares of common stock and 6,426,600 issued and outstanding shares of preferred stock. None of our major shareholders have different voting rights.

Shareholder	Number of Common Shares	Percent of Common Stock	Number of Preferred Shares	Percent of Voting Stock
Telenor East Invest AS(1)	15,337,854	29.9%	—	26.6%
Eco Telecom Limited(2)	12,563,782	24.5%	6,426,600	32.9%

(1)	As reported on Schedule 13D, Amendment No. 19, filed on December 1, 2004, by Telenor East Invest AS with the Securities and Exchange Commission. Telenor has been granted registration rights with respect to the shares of common stock held by it.

(2)	As reported on Schedule 13D, Amendment No. 8, filed on December 1, 2004, by Eco Telecom Limited, part of the Alfa Group,

with the Securities and Exchange Commission. Each share of our preferred stock is entitled to one vote. Eco Telecom Limited has been granted registration rights with respect to the shares of common stock held by it.

Significant changes in the percentage ownership held by our major shareholders during the last three years are set forth below in “Certain Transactions.”

Based on the holdings of our common stock at December 31, 2004, we estimate that approximately 44.4% of our common stock was held in the United States by The Bank of New York, as depositary on behalf of approximately 7,000 holders of ADSs.

Alfa Group/Telenor Transaction

Overview

On November 5, 2001, Alfa Group, through Eco Telecom Limited, completed the purchase of 5,150,000 newly-issued common shares for US$103.0 million. Pursuant to the terms of the transaction agreements, which were signed on May 30, 2001, we contributed this US$103.0 million (together with an additional US$15.6 million of our own funds, at the exchange rate as of the date of contribution) as equity to VimpelCom-Region, representing the first of three tranches of equity investments.

In addition to Alfa Group’s purchase of newly-issued shares from our company, on November 5, 2001, Alfa Group also purchased 6,426,600 preferred shares and 113,102 common shares, for an aggregate consideration of approximately US$26.9 million, from entities controlled by Dr. Dmitri Zimin, our founder and honorary President. In addition, in order to maintain its percentage ownership interest in our company, Telenor purchased 3,744 common shares that we were holding as treasury shares for a purchase price of approximately US$74,880 and 1,233,369 common shares from entities controlled by Dr. Zimin, for approximately US$24.6 million.

On December 3, 2001, as contemplated by the agreements signed on May 30, 2001, VimpelCom-Region sold to Alfa Group 1,323 newly-issued shares of Type-A convertible voting preferred stock of VimpelCom-Region for an aggregate purchase price of approximately US$442.4. In addition, on December 3, 2001, we sold to Alfa Group one share of common stock of VimpelCom-Region for a purchase price of 1,196,000 Russian rubles, or approximately US$40,000.

On November 12, 2002, the second tranche of equity investments in VimpelCom-Region was completed when Alfa Group, Telenor and VimpelCom each purchased 1,462 common newly-issued shares for approximately US$58.5 million each. In addition, the preferred stock beneficially owned by Alfa Group was redistributed among Alfa Group, VimpelCom and Telenor so that each party owned the same percentage of the voting capital stock of VimpelCom-Region that each would have owned had the preferred stock not been issued to Alfa Group. On August 27, 2003, Alfa Group completed the third and final tranche of equity investment in VimpelCom-Region by purchasing 1,463 newly-issued common shares for approximately US$58.5 million.

Following the third tranche of Alfa Group’s equity investment in VimpelCom-Region, VimpelCom, Alfa Group and Telenor owned 55.3%, 29.9% and 14.9%, respectively, of the voting stock of VimpelCom-Region. Prior to the completion of the merger of VimpelCom-Region into VimpelCom, Telenor owned 28.98% and 25.0% plus 13 shares, respectively, of VimpelCom’s total common stock and total voting stock, and Alfa Group owned 13.05% and 25.0% plus two shares, respectively of VimpelCom’s total common stock and total voting stock.

Merger of VimpelCom-Region Into VimpelCom

On August 28, 2003, our board of directors recommended that our shareholders approve the merger of VimpelCom-Region into VimpelCom and to issue new common shares in exchange for the 44.7% stake in VimpelCom-Region that, at the time, we did not own. These recommendations were submitted for shareholder approval at an extraordinary general meeting of shareholders of VimpelCom held in Moscow on October 24, 2003. The shareholders at the extraordinary general meeting approved the merger of VimpelCom-Region into VimpelCom, with more than 99.6% of the shares voted in favor of the merger and the related issuance of 10,948,821 new common shares (the equivalent of 14,598,428 ADSs). As interested parties to the proposed transactions, Alfa Group and Telenor were not eligible to vote on certain resolutions. On a fully diluted basis, the issue of new common shares of VimpelCom represented a 21.4% economic dilution to the shareholders of VimpelCom. The proposed exchange of shares reflected a valuation ratio of 0.91:1 between VimpelCom-Region and the rest of our company (predominantly our Moscow business), implying that 33.6% of VimpelCom’s market capitalization at that time was attributable to our 55.3% stake in VimpelCom-Region.

On April 16, 2004, our shareholders approved amendments to our charter pursuant to Russian law and on November 26, 2004, we completed the merger of VimpelCom-Region into VimpelCom. Under the terms of the merger, Telenor and Alfa Group received, respectively, 3,648,141 and 7,300,680 newly-issued common shares of VimpelCom in exchange for their combined 44.7% stake in VimpelCom-Region. Following the merger, Telenor owned approximately 26.6% and 29.9%, respectively, and Alfa Group owned approximately 32.9% and 24.5%, respectively, of our total voting stock and common shares.

Registration Rights

Alfa Group, Telenor and our company also entered into a registration rights agreement on May 30, 2001, which provides Alfa Group and Telenor with demand and piggyback registration rights with respect to our ADSs and shares of our common stock, but not with respect to any warrants or other securities convertible into or exchangeable for our common stock. Demand and piggyback registration rights may be assigned to permitted transferees and other persons who hold, in the aggregate, at least 25.0% plus one share of our voting capital stock.

Pursuant to the demand registration right, if we receive a written request from Alfa Group or Telenor to effect a registration of ADSs and/or shares of our common stock under the Securities Act the anticipated aggregate offering price of which exceeds US$20.0 million, we will (subject to certain exceptions), as soon as practicable after receipt of the demand, use our best efforts to effect a registration covering these securities. The registration rights agreement also provides that we will not, without the prior written consent of Alfa Group and Telenor, include any of our securities, or the securities of any other person, in any such registration.

Pursuant to the piggyback registration right, if we register any of our securities in connection with an underwritten offering and sale for cash, either for our own account or the account of another one of our shareholders exercising its demand registration right, then we will (subject to certain exceptions) include any ADSs and/or shares of our common stock that Alfa Group and/or Telenor requests to be included in that registration. Any single request made by Alfa Group or Telenor pursuant to its piggyback registration right may not exceed an aggregate of 50.0% of the ADSs or our common stock that it owns at the time of such request, unless it holds less than 7.5% of our issued and outstanding common stock at such time. The piggyback registration right, however, is conditioned on Alfa Group or Telenor, as the case may be, owning or controlling at least 5.0% of our issued and outstanding common stock.

In addition, the rights and obligations of Alfa Group and Telenor, respectively, under the registration rights agreement (other than indemnification rights and obligations) will terminate on the date that such shareholder owns less than 5.0% of our issued and outstanding common stock.

The agreements also contemplate piggyback registration rights related to VimpelCom-Region if VimpelCom-Region proposes to register any of its common stock or ADRs under the Securities Act, with certain exceptions.

Restrictions on Share Transfers; Non-Competition Agreement

In connection with the agreements signed on May 30, 2001, Alfa Group and Telenor agreed to certain transfer restrictions regarding shares of our company. These restrictions include a prohibition on transfers to direct competitors of our company.

In addition, subject to certain exceptions, Telenor and Alfa Group have agreed not to, and have agreed not to permit any of their respective controlled affiliates to, engage in wireless mobile telecommunications businesses in Russia or own or control, directly or indirectly, more than 5.0% of the voting capital stock of any person or company engaged in a wireless mobile telecommunication business in Russia, other than VimpelCom, VimpelCom-Region and other of our controlled subsidiaries and investments held prior to May 30, 2001. These restrictions apply to Telenor and Alfa Group so long as they own at least 25.0% plus one share of VimpelCom’s or VimpelCom-Region’s voting capital stock.

In August 2003, our board of directors approved the granting of consent by our company to the Alfa Group’s purchase of an indirect 25.1% equity stake in the Russian cellular operator, MegaFon. The consent contemplates that the parties will explore a possible business combination between MegaFon and our company in the future.

Agreements with Combellga and Sovintel

As part of our strategy to attract new large corporate subscribers, we have entered into agreements with competitive local exchange carriers Combellga and Sovintel, which together control over 33.0% of their market. Combellga and Sovintel are wholly-owned by Golden Telecom, Inc. Alfa Group and Telenor reportedly own approximately 30.0% and 20.5%, respectively, of Golden Telecom. In 2002, we paid approximately US$1.9 million to Combellga and approximately US$6.3 million to Sovintel under these agreements. In 2003, we paid approximately US$5.1 million to Combellga and approximately US$33.5 million to Sovintel under these agreements.

In addition, in 2003, VimpelCom-Region entered into an agreement with Sovintel for the construction of our network in St. Petersburg and since such time has entered into a series of other agreements with Sovintel for the common construction of an inter-city fiber optic link in the regions.

REGULATION OF TELECOMMUNICATIONS IN THE RUSSIAN FEDERATION

The New Law, which came into effect on January 1, 2004, is the principal legal act regulating the Russian telecommunications industry. The New Law contemplates the issuance of various orders and regulations by the Russian Government to supplement the legal framework. As of the date of this offering memorandum, approximately one-third of the orders and regulations contemplated by the New Law have been promulgated. It is expected that during 2005-2006, more than 20 new orders and regulations will be issued. As a result, there is significant uncertainty regarding many aspects of the regulation of the telecommunications industry in Russia, including the wireless industry.

Licensing to Provide Telecommunications Services

Legal entities and individual entrepreneurs may render commercial telecommunications services only on the basis of a license to engage in telecommunications services. To date, the Russian Government has neither confirmed the types of telecommunications activities for which a license is required in accordance with the New Law nor has it established the material terms of a license. Until the Russian Government does so, it appears that no new licenses will be issued. Under the New Law, the Service will issue licenses to provide telecommunications services on the basis of an application from an eligible applicant and, when applicable, on the basis of results of a tender or an auction. Under the New Law, licenses to provide telecommunications services may be issued for three to 25 years, and one person may hold several different licenses. Licenses are issued on the basis of the results of tenders (auctions, bidding) if:

(1)	telecommunications services are rendered with the use of a radio frequencies band, and the state commission for radio frequencies determines that the radio frequencies band available for rendering services limits the number of telecommunications operators that may provide services in a particular territory; or

(2)	a particular territory has limited access to the public service communications network, including limited numbering capacity, and the relevant federal executive body in the communications area determines that the number of telecommunications operators in such territory must be limited.

The Service has the right to renew an existing license upon application by an operator. A license renewal application may be rejected if, as of the date of submission of the application, the operator has been found to have violated the terms of the original license and such violations have not been cured.

The New Law provides that licenses may be re-issued by a relevant licensing body (currently, the Service) as follows:

(1)	Upon application by the license holder, the license may be re-issued to the legal successor of the license holder. For this purpose, the successor is required to furnish documents evidencing a) that the telecommunications networks and devices required to render telecommunications services under the license have been transferred to the successor and b) if radio frequencies are used to render telecommunications services on the basis of the license being re-issued, the permissions to use such frequencies have been transferred to the successor.

(2)	In the event of reorganization of a legal entity by means of a merger, take-over or transformation, the license can be re-issued on the basis of the successor’s application.

(3)	In the event of reorganization of a legal entity by means of a split or spin-off, the license will be re-issued upon application by the interested successor(s). For this purpose, the interested successor must furnish documents evidencing a) that the telecommunications networks and devices required to render telecommunications services under the license have been transferred to the successor and b) if radio frequencies are used to render telecommunications services on the basis of the license being re-issued, the permissions to use such frequencies have been transferred to the successor. If a successor challenges the right of another successor to have the license re-issued, the dispute between them shall be resolved in court.

(4)	In the event of reorganization of a legal entity or a change in the details of a legal entity or an individual entrepreneur specified in the license, the licensee shall, within 30 days of such reorganization or change, file an application to have the license re-issued and provide the documents confirming the changes specified in such an application. If such an application is not filed within the established period of time, the license shall cease to be effective.

(5)	The licensing body must re-issue the license within thirty days from the date of receipt of the relevant application.

(6)	The fee for re-issuance of a license is one thousand Russian rubles; the fee is paid to the federal budget.

(7)	Following license re-issuance, the licensing authority must amend the register of telecommunications licenses accordingly.

It is unclear which of the foregoing rules set forth in the New Law apply in different situations. For instance, in the event of a merger of one entity into another, with the latter being the legal successor to the former, it would appear that points (1), (2) and (4) may all apply but these provisions are contradictory. For instance, points (1) and (4) require the licensee to submit the application while point (2) requires the legal successor

(or the entity that will be the legal successor) to submit the application. Furthermore, if the rules are interpreted to require the application to be filed within 30 days after a merger or consolidation is completed (i.e., after the licensee ceases to exist and all of its rights and obligations are transferred to a new legal entity which is its legal successor), then it is unclear under the New Law whether services may continue to be provided under the original license during such 30 day period.

We previously asked the Ministry of Information Technologies and Communications to clarify which of the above mentioned points should be applied in relation to the mergers of VimpelCom Region and KB Impuls into VimpelCom. On October 18, 2004, we received a response letter from the Service stating that, in the event of a merger of a licensee into another entity, the application for re-issuance of a license must be filed by the licensee’s legal successor within 30 days after the entry of the record on the termination of activities of the licensee (i.e., within 30 days after the completion of the merger) pursuant to point (4) above. Consistent with this guidance, VimpelCom submitted to the Service applications for re-issuance of VimpelCom-Region’s licenses to VimpelCom within the indicated timeframe. However, on December 28, 2004, we received a further letter from the Service stating that, although we had complied with the relevant requirements of the New Law, the Service was not in a position to re-issue the licenses previously held by VimpelCom-Region to VimpelCom until the Russian Government adopted the regulation establishing the types of telecommunications activities for which a license is required and the material terms and conditions associated with such license as contemplated by the New Law. The December 28, 2004 letter further stated that VimpelCom, as the legal successor to VimpelCom-Region, could assume the obligations of VimpelCom-Region to provide wireless services under the licenses previously held by VimpelCom-Region prior to their re-issuance to VimpelCom. Furthermore, although the letter did not specifically include the frequencies and permissions related to the licenses previously held by VimpelCom-Region, VimpelCom has assumed the obligations of VimpelCom-Region with respect to those frequencies and permissions since they are directly related to the licenses and the ability of VimpelCom to provide wireless services under the licenses previously held by VimpelCom-Region. It is unclear whether the approach outlined by the Service in the letter we received on December 28, 2004 is consistent with the requirements of the New Law, which neither identifies the lack of relevant regulation as a basis for refusing to consider an application to re-issue a license nor contemplates that a legal successor has the right to assume the obligations of the predecessor without going through the formal procedures outlined in the New Law. For a description of some of the risks associated with the re-issuance of VimpelCom-Region’s licenses to VimpelCom, please refer to the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—If the telecommunications licenses, frequencies and other permissions previously held by VimpelCom-Region are not re-issued to us, or are not re-issued to us in a timely and complete manner, our business may be materially adversely affected.” For a description of some of the risks associated with the completion of the merger of KB Impuls into VimpelCom and the corresponding transfer of licenses, frequencies and other permissions, please refer to the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—If we are unable to complete our merger with KB Impuls or some or all of KB Impuls’s licenses, frequencies and other permissions are not re-issued to us during the merger process, our business may be materially adversely affected.”

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the section of the Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects,” our consolidated financial statements and the related notes included in the Annual Report on Form 20-F and elsewhere in this Form 6-K, VimpelCom’s third quarter and nine month 2004 operating and financial results press release submitted in a Form 6-K dated November 18, 2004 and VimpelCom’s reports on Forms 6-K dated June 10, 2004, July 9, 2004 and October 19, 2004. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of numerous factors, including the risks discussed above, in the section of the Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors” and in the reports submitted to the SEC in Forms 6-K dated June 10, 2004, July 9, 2004 and October 19, 2004.

Overview

We are a leading provider of wireless telecommunications services in Russia, operating under the “Bee Line GSM” brand name. “Bee Line GSM” is one of the most recognized brand names in Russia. We also provide wireless telecommunications services in Kazakhstan, operating under the “K-mobile and “EXCESS” brand names. In the second quarter of 2005, we plan to roll out the “Bell Line GSM” brand name in Kazakhstan. Based on independent estimates of the number of subscribers of our competitors, we estimate that our market share of subscribers in Russia was 33.7% as of September 30, 2004, compared to 30.6% as of September 30, 2003. Using the same sources, we estimate that our market share in the Moscow license area was 44.7% as of September 30, 2004, compared to 49.2% as of September 30, 2003, and that our market share in the regions outside of the Moscow license area was 29.9% as of September 30, 2004, compared to 21.0% as of September 30, 2003. We believe that increased competition among existing telecommunications service providers, coupled with a shortage of numbering capacity in Moscow during the second quarter of 2004, resulted in the decrease in our market share in the Moscow license area in the nine months ended September 30, 2004. According to our estimates, as of September 30, 2004, our market share of subscribers in Kazakhstan was approximately 31.0%.

As of September 30, 2004, our GSM licenses permitted us to operate wireless networks in areas in Russia populated by approximately 136.0 million people, or approximately 94.0% of the Russian population. We held GSM licenses for seven out of Russia’s eight super-regions, including the Moscow license area, as of September 30, 2004. Additionally, as of September 30, 2004, we held GSM licenses for six smaller regions located within the seven super-regions, including the Moscow license area, and we held GSM licenses for three of the 15 regions within the Far East super-region. As of September 30, 2004, we also held a national GSM-900 license for the entire territory of Kazakhstan.

Our company has three reportable segments—the Moscow license area, the regions of Russia outside of the Moscow license area and Kazakhstan. The Moscow license area includes the City of Moscow and the Moscow region. The regions outside of the Moscow license area include all other regions of the Russian Federation, including the City of St. Petersburg. Kazakhstan includes the entire territory of Kazakhstan. Our management analyzes the reportable segments separately because of different economic environments and the different stages of development of markets of wireless telecommunications services in different regions, which require different investment and marketing strategies. The Moscow license area is a more developed market for our company’s services compared to the regions of Russia outside of the Moscow license area and Kazakhstan.

The Moscow market

During the nine months ended September 30, 2004 and the year ended December 31, 2003, approximately 3.4 million and 4.3 million new subscribers, respectively, were added in the Moscow license area, representing an increase of approximately 43.8% and 59.5%, respectively, in the number of subscribers in the Moscow license area as compared to the nine months ended September 30, 2003 and the year ended December 31, 2002, respectively. As of September 30, 2004, industry analysts estimate that there were approximately 14.9 million subscribers in the Moscow license area, where the penetration rate increased to 87.4% from 60.8% as of September 30, 2003. As of the end of 2004, industry analysts estimated that the number of subscribers in the Moscow license area reached approximately 16.9 million, which is equivalent to a penetration rate of approximately 99.2%. According to AC&M Consulting, the penetration rate in the Moscow license area will have exceeded 100.0% by the end of January 2005.

Our Moscow subscriber base increased from approximately 5.1 million as of September 30, 2003 to approximately 6.6 million as of September 30, 2004, an increase of approximately 29.4%. In 2005, we intend to maintain our strong market position in the Moscow license area. While we expect our subscriber base to continue to grow, the Moscow license area market is approaching saturation, and, therefore, we expect increased competition, especially from MTS and MegaFon, and a reduction in the annual growth rates of new subscribers and revenue in the Moscow license area market. In December 2004, MTS introduced an aggressive marketing and pricing scheme designed to increase its respective share of the Moscow subscriber market. MegaFon has also introduced certain marketing and pricing schemes in the past in an effort to boost its Moscow market share. According to independent sources, as of September 30, 2004, MTS’s and MegaFon’s market share in the Moscow license area was approximately 45.1% and 9.7%, respectively.

The regional market

During the nine months ended September 30, 2004 and the year ended December 31, 2003, approximately 19.4 million and 13.9 million new subscribers, respectively, were added in the regions outside of the Moscow license area, representing an increase of approximately 121.4% and 129.0%, respectively, in the number of subscribers in the regions as compared to the nine months ended September 30, 2003 and the year ended December 31, 2002, respectively. As of September 30, 2004, industry analysts estimate that there were approximately 44.2 million subscribers in the regions outside of the Moscow license area, where the penetration rate increased to 34.5% from 15.6% as of September 30, 2003. Industry analysts estimated that the number of subscribers in the regions outside of the Moscow license area increased from approximately 24.7 million as of December 31, 2003 to over 57.2 million as of December 31, 2004, which represents a penetration rate exceeding 44.6%. Given the current level of penetration, we believe that the mobile telecommunications market in the regions outside of the Moscow license area will continue to expand rapidly over the next couple of years, after which we expect growth to slow as the market becomes saturated.

Our regional growth has exceeded the overall growth trend. We expanded our subscriber base in the regions outside of the Moscow license area from approximately 4.2 million subscribers as of September 30, 2003 to approximately 13.2 million subscribers as of September 30, 2004, an increase of approximately 214.3%. We have expanded in the regions primarily through organic growth, augmented by a few selective acquisitions of existing operators primarily for the purpose of obtaining their subscribers or to gain access to regions for which we did not have licenses. In the year ended December 31, 2003, we expanded our operations into the Northwest and Urals super-regions, bringing our license portfolio coverage to approximately 92.0% of Russia’s population. Our acquisition of DalTelecom in the Far East super-region on

June 30, 2004 further expanded our license portfolio coverage to approximately 94.0% of the Russian population.

The Kazakh market

On September 3, 2004, we acquired 100.0% of KaR-Tel through the purchase of 100.0% of the issued and outstanding shares of KaR-Tel’s parent company, Limnotex. Recognizing the benefits of local expertise when entering a new country, we are currently in negotiations with a local partner to sell a minority interest of 50.0% minus one share in Limnotex for US$175.0 million cash (which is the same valuation at which our company acquired KaR-Tel). As part of this proposed transaction, we are negotiating a call option that would allow us to re-acquire from the local partner 25.0% minus one share of Limnotex and an additional call option that would allow us to re-acquire from the local partner up to the full amount of the remaining 25.0% share in the event of a deadlock at a shareholders meeting, in each case at a price based on a prescribed formula. We expect to sign the relevant agreements with the local partner in the first quarter of 2005 and close the sale of the 50.0% minus one share in Limnotex to the local partner during the first half of 2005. According to our estimates, as of September 30, 2004, we had approximately 676,300 subscribers in Kazakhstan, representing, according to our estimates, a 31.0% market share. As of September 30, 2004, industry analysts estimated that there were approximately 2.2 million subscribers in Kazakhstan. Industry analysts estimated that the number of subscribers in Kazakhstan as of December 31, 2004 was approximately 2.7 million, which represented a penetration rate of approximately 18.0%. Given the current level of penetration, we believe that the mobile telecommunications market in Kazakhstan will continue to expand rapidly. For a description of some of the risks associated with our acquisition of KaR-Tel, please refer to the sections of the Form 6-K entitled “Risk Factors—Risks Related to Our Business—We may not realize the anticipated benefits from our acquisition of KaR-Tel, we may assume unexpected or unforeseen liabilities and obligations or incur greater than expected liabilities in connection with this acquisition” and “Risk Factors—Risks Related to Our Business—Claims by the Former Shareholders and/or the Fund or others may prevent us from realizing the expected benefits of our acquisition of KaR-Tel, result in increased liabilities and obligations, including possible defaults under our outstanding indebtedness, and deprive us of the value of our ownership interest.”

Certain Performance Indicators

In the nine months ended September 30, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001, we increased our revenues primarily by increasing our number of subscribers. We increased our number of subscribers primarily through organic growth, which was augmented by select acquisitions. On June 30, 2004, we gained approximately 322,000 subscribers as a result of acquiring approximately 93.5% of the outstanding shares of DalTelecom. On September 3, 2004, we gained approximately 600,000 subscribers as a result of acquiring 100.0% of KaR-Tel’s parent company, Limnotex. Approximately 3.5% and 1.4% of our consolidated total operating revenue in each of the years ended 2003 and 2002, respectively, was generated by subsidiaries acquired in each such year, with the remaining increase in total operating revenues generated through organic growth and greenfield roll-outs. In the nine months ended September 30, 2004 and the years ended 2003 and 2002, we gained approximately 967,725, 193,000 and 274,000 subscribers, respectively, as a result of our acquisitions of controlling interests in other wireless telecommunications companies (measured as of the date of acquisition).

We offer both contract and prepaid services to our subscribers. The following table indicates our subscriber figures, including the number of subscribers in the Moscow license area, the regions of Russia outside the Moscow license area and Kazakhstan, as well as our prepaid subscribers as a percentage of our total subscriber base, for the periods indicated.

	As of December 31,			As of September 30,
	2003	2002	2001	2004	2003
Total number of subscribers:	11,436,900	5,153,100	2,111,500	20,545,400	9,259,200
Moscow	5,659,600	3,712,700	1,911,200	6,645,700	5,076,200
Regions	5,777,300	1,440,400	200,300	13,223,400	4,183,000
Kazakhstan	—	—	—	676,300	—
Percentage of prepaid subscribers	86.9%	79.0%	65.8%	86.1%	84.1%

We define our churn rate as the total number of subscribers disconnected from our network in a given period expressed as a percentage of the midpoint of the number of our subscribers at the beginning and end of that period. We consider a subscriber to have been disconnected if the subscriber is a contract subscriber who has not made a payment, or committed to make a payment, for a period of two months from the due date of his or her invoice or if the subscriber is a prepaid subscriber who has had his or her account suspended for a period of 180 days; a prepaid subscriber’s services are suspended immediately upon his or her balance falling to $0 or if the subscriber’s account remains inactive for a period of 180 days. In September 2003, we changed our policy for suspending prepaid subscribers. Prior to September 2003, a subscriber was suspended upon his or her balance falling to $0 or if the subscriber did not use the nominal amount of his or her last remaining balance within a pre-determined time. The policy change provides that prepaid subscribers are blocked after 180 days of inactivity and terminated, and thus considered disconnected 180 days after being blocked.

The following table shows our churn rates for the periods indicated:

	As of December 31,			As of September 30,
	2003	2002	2001	2004	2003
Total churn rate	39.3%	30.8%	23.0%	33.0%	40.0%
Moscow churn rate	46.6%	33.9%	23.7%	44.0%	47.9%
Regions churn rate	29.2%	14.5%	8.9%	25.5%	27.3%
Kazakhstan churn rate	—	—	—	19.8%	—

Migration of subscribers from our D-AMPS network to our GSM network, as well as migration between prepaid to contract forms of payment, was technically recorded as churn, thereby contributing to our churn rate, although we did not lose those subscribers. Likewise, a large proportion of prepaid customers who changed tariff plans by purchasing a new SIM card with our company were also counted as churn.

The increase in our churn rate during the three years ended December 31, 2003 was primarily the result of increased marketing competition and a large number of first time users of mobile telecommunications services who typically migrate between tariff plans and operators more frequently than established users of mobile telecommunications services. Our internal surveys indicate that other sources of churn include subscriber dissatisfaction over tariffs and tariff prices. We are developing marketing programs to increase subscriber loyalty among all of our subscriber segments to decrease our churn rate, including restructuring our dealer commission to reward dealers for subscriber loyalty, and we also expect loyalty among first time users of our services to improve.

We believe that the decrease in our churn rate in the nine months ended September 30, 2004 as compared to the nine months ended September 30, 2003 reflects the effects of an increasing proportion of the customer base coming from regions with lower churn rates and our customer loyalty and retention marketing efforts over the past several quarters. However, the benefits of these efforts were offset by an increase in churn due primarily to a shortage in federal numbering capacity that occurred in the second and third quarters of 2004. In response to the shortage, we began deactivating suspended and inactive prepaid subscribers on an accelerated basis, up to three months sooner than is provided for in the subscriber agreements, in order to reissue the federal numbers to new subscribers. In late 2004, we were allocated approximately 36.8 million federal telephone numbers. The receipt of these numbers temporarily alleviated the shortage. Accordingly, in November 2004, we reinstated the original time period for deactivating numbers of suspended and inactive prepaid subscribers. We currently deactivate numbers of our prepaid subscribers after six months of being suspended. For some of the risks associated with the recent shortage and future allocations of federal numbers, please see the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—We have experienced shortages of available federal telephone numbers in the past and cannot assure you that we will not face such shortages again in the future.”

While our subscribers and revenues have grown during the nine months ended September 30, 2004 and each of the years ended December 31, 2003, 2002 and 2001, our average monthly service revenues per subscriber, or ARPU, have been decreasing. ARPU is a non-U.S. GAAP financial measure calculated for each month in the relevant period by dividing our service revenue during that month, including roaming revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our subscribers during the month. See “—Additional Reconciliations of Non-U.S. GAAP Financial Measures (Unaudited)” for more information regarding our use of ARPU as a non-U.S. GAAP financial measure.

The following table shows our monthly ARPU for the periods indicated:

	Years ended December 31,						Nine months ended September 30,
	2003		2002		2001		2004		2003
Total ARPU	US$	13.6	US$	18.3	US$	26.2	US$	10.7	US$	14.1
Moscow ARPU	US$	16.4	US$	19.4	US$	26.5	US$	15.1	US$	16.6
Regions ARPU	US$	10.8	US$	12.4	US$	21.9	US$	8.4	US$	11.2
Kazakhstan ARPU		—		—		—	US$	16.3		—

In the nine months ended September 30, 2004, ARPU declined to US$10.7 from US$14.1 during the nine months ended September 30, 2003. ARPU declined from US$18.3 during 2002 to US$13.6 during 2003. The decline in ARPU during the nine months ended September 30, 2004 as compared to the nine months ended September 30, 2003 and the years 2003 and 2002 was primarily attributable to our tariff reductions in response to increased competition and to an increase in the number of our mass market subscribers as a proportion of the total number of our subscribers. Tariff reductions decrease revenues from subscribers and thereby directly decrease ARPU. Tariff reductions indirectly decrease ARPU by attracting proportionately more mass market subscribers, who typically generate lower ARPU as compared to corporate and business subscribers. In addition, an increase in the proportion of intra-network traffic where all incoming calls are free lead to an effective decline in average price per minute, which also contributed to the decline in ARPU during the nine months ended September 30, 2004 as compared to the nine months ended September 30, 2003. In the near term, we expect competition to continue to put pressure on tariff pricing. However, in the longer term we expect price competition to decrease as telecommunications operators will seek to stabilize margins and diminished price competition will, in turn, decrease the negative effect of tariff reductions on ARPU. As we increase the number of subscribers in the regions outside of Moscow, we expect an increasing proportion of our subscribers to be mass market subscribers. Over the next several years, we expect the decline in ARPU to continue as we expect our mass market subscriber base in the regions to grow faster than our other subscriber segments. However, in the longer term we expect increased growth in our revenues from value added services. If this happens, we expect that ARPU will stabilize as downward pressure on ARPU from growth in the mass market segment will be balanced by proportionate growth in the use of our value added services, which typically yield a higher level of ARPU.

Beginning with the first quarter of 2004, we decided to introduce a new definition of minutes of use per subscriber, or MOU, based on total minutes of usage (including both billable minutes of usage and free minutes of usage) instead of only billable minutes used in the previous definition. We believe that the new definition better reflects the relationship between traffic and revenues, operating costs and capital expenditures.

The following table shows our monthly MOU for the periods indicated calculated under the new definition (including both billable and free minutes of usage). MOU calculated under the new definition for years ended prior to 2003 are not available as prior to 2003 we did not separately determine and report free minutes of usage.

	As of December 31,			As of September 30,
	2003	2002	2001	2004	2003
Total MOU	97.9	N/A	N/A	96.3	98.4
Moscow MOU	106.0	N/A	N/A	113.4	105.2
Regions MOU	86.5	N/A	N/A	84.6	87.6
Kazakhstan MOU	—	—	—	70.5	—

Total MOU declined during the nine months ended September 30, 2004 as compared to the nine months ended September 30, 2003, with the increase in MOU in Moscow during the first half of 2004 being offset by the decrease in MOU in the regions during the same period. The increase of MOU in Moscow during the nine months ended September 30, 2004 as compared to the nine months ended September 30, 2003 was primarily attributable to various discounts and offers of free minutes of usage provided as part of our intensive marketing campaigns instituted as part of our efforts to maintain market share in Moscow. The decrease in MOU in the regions during the nine months ended September 30, 2004 as compared to the year ended December 31, 2003 is primarily attributable to an increase in the number of new subscribers who are first time users who typically use their cellular telephones less than more established subscribers.

For informational purposes, the following table shows our monthly MOU for the periods indicated calculated under the previous definition (including only billable minutes of usage):

	As of December 31,			As of September 30,
	2003	2002	2001	2004	2003
Total MOU	89.8	92.3	105.3	N/A	90.0
Moscow MOU	87.9	93.6	106.1	N/A	89.3
Regions MOU	92.4	84.7	85.5	N/A	91.1
Kazakhstan MOU	—	—	—	N/A	—

Mergers and Recently Completed Acquisitions

On November 26, 2004 we completed the merger of VimpelCom-Region into VimpelCom. Under the terms of the merger, Telenor and Alfa Group received, respectively, 3,648,141 and 7,300,680 newly-issued common shares of VimpelCom-Region. As a result, Telenor now owns approximately 26.6% and 29.9%, respectively, and Alfa Group now owns approximately 32.9% and 24.5%, respectively, of VimpelCom’s total voting stock and common shares. In accordance with the New Law, VimpelCom promptly filed applications with the Service for the re-issuance of VimpelCom-Region’s licenses to VimpelCom. On December 28, 2004, we received a letter from the Service stating that, although we had complied with the relevant requirements of the New Law, the Service was not in a position to re-issue the licenses previously held by VimpelCom-Region to VimpelCom until the Russian Government adopted regulations establishing the types of telecommunications activities for which a license is required and the material terms and conditions associated with such a license as contemplated by the New Law. The letter further stated that VimpelCom, as the legal successor to VimpelCom-Region, could assume the obligations of VimpelCom-Region to provide wireless services under the licenses previously held by VimpelCom-Region prior to their re-issuance to VimpelCom. Upon receipt of the letter on December 28, 2004, we immediately re-filed our applications with the Service for the re-issuance of the licenses previously held by VimpelCom-Region and on January 27, 2005, the Service returned copies of our applications to us. For a description of some of the risks associated with the re-issuance of VimpelCom-Region’s licenses to VimpelCom, please see the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—If the telecommunications licenses, frequencies and other permissions previously held by VimpelCom-Region are not re-issued to us, or are not re-issued to us in a timely and complete manner, our business may be materially adversely affected.”

We initiated the VimpelCom–Region merger process to create a stronger platform for future expansion, simplify our company’s capital structure and give our company full exposure to the growth potential in the regions. As of September 30, 2004, the minority interest in VimpelCom-Region was approximately US$235.9 million. Following the merger, VimpelCom acquired the remaining 44.69% of VimpelCom-Region stock through the exchange of newly issued shares of VimpelCom to Alfa Group and Telenor. Because the acquisition was recorded under the purchase method of accounting, the excess of the acquisition cost over the fair value of 44.69% of the identifiable net assets of VimpelCom-Region was recorded as goodwill, and the goodwill is subject to an annual impairment test. Our additional paid-in capital was increased to the extent of the excess of the market value of the common stock of the newly-issued shares of VimpelCom over the nominal value of such shares.

On May 26, 2004, our shareholders approved the merger of KB Impuls into VimpelCom and on October 8, 2004, our shareholders approved amendments to our charter reflecting the merger. The amendments have not yet been registered. We initiated the KB Impuls merger largely in response to public statements by the Minister of Information Technologies and Communications that the re-issuance of the licenses held by KB Impuls to our company would resolve the regulatory dispute between our company and Moscow Gossvyaznadzor. KB Impuls holds our group’s GSM-900/1800 license and other related licenses, frequencies and permissions for the City of Moscow and the Moscow region. For a description of some of the risks associated with the proposed merger of KB Impuls into VimpelCom, see the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—If we are unable to complete our merger with KB Impuls or some or all of KB Impuls’s licenses, frequencies and other permissions are not re-issued to us, our business may be materially adversely affected.”

On September 3, 2004, we acquired KaR-Tel through the purchase of 100.0% of the issued and outstanding shares of KaR-Tel’s parent company, Limnotex, for a purchase price of US$350.0 million, plus US$2.0 million of gross acquisition costs. In addition, KaR-Tel had debt of approximately US$75.0 million, which we assumed at the time acquisition. The US$350.0 million purchase price is subject to a possible post-closing adjustment based on a post-closing assessment by the parties of the actual level of indebtedness and cash in KaR-Tel at the time of closing. KaR-Tel holds a national GSM-900 license for Kazakhstan and at the time of the acquisition served approximately 600,000 subscribers, representing, according to our estimates, a 31.0% market share in Kazakhstan. For a description of some of the risks associated with our acquisition of KaR-Tel, please refer to the sections of the Form 6-K entitled “Risk Factors—Risks Related to Our Business—We may not realize the anticipated benefits from our acquisition of KaR-Tel, we may assume unexpected or unforeseen liabilities and obligations or incur greater than expected liabilities in connection with this acquisition” and “Risk Factors—Risks Related to Our Business—Claims by the Former Shareholders and/or the Fund or others may prevent us from realizing the expected benefits of our acquisition of KaR-Tel, result in increased liabilities and obligations, including possible defaults under our outstanding indebtedness, and deprive us of the value of our ownership interest.”

The Savings Deposit Insurance Fund of Turkey

On January 10, 2005, KaR-Tel received an “order to pay” issued by the Fund in the amount of approximately US$5.5 billion (stated as approximately Turkish Lira 7.55 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). The order, dated as of October 7, 2004, was delivered to KaR-Tel by the Bostandykski Regional Court of Almaty. The order does not provide any information regarding the nature of, or basis for, the asserted debt, other than to state that it is a debt to the Turkish Treasury and the term for payment was May 6, 2004. On January 17, 2005, KaR-Tel delivered to the Turkish consulate in Almaty a petition to the Turkish court objecting to the propriety of the order. That same day, KaR-Tel also delivered a similar petition to the Ministry of Justice of the Republic of Kazakhstan for forwarding to the Ministry of Justice of the Republic of Turkey. The adverse resolution of this matter, and any others that may arise in connection with the order of the Fund, could have a material adverse effect on our business, financial condition and results of operation, including an event of default under some or all of our outstanding indebtedness. For more information on the risks associated with this matter, see the section of the Form 6-K entitled “Risk Factors—Risks Related to Our Business—Claims by the Former Shareholders and/or the Fund or others may prevent us from realizing the expected benefits of our acquisition of KaR-Tel, result in increased liabilities and obligations, including possible defaults under our outstanding indebtedness and deprive us of the value of our ownership interest.”

Recent Russian Tax Reviews

On November 26, 2004, VimpelCom received an act from the Russian tax inspectorate with preliminary conclusions following a review of VimpelCom’s 2001 tax filing. The act preliminary stated that VimpelCom owed 2.5 billion Russian rubles (or approximately US$91.0 million at the exchange rate as of December 31, 2004) in taxes plus 1.9 billion Russian rubles (or approximately US$68.0 million at the exchange rate as of December 31, 2004) in fines and penalties in addition to amounts that VimpelCom previously paid in 2001 for taxes. The preliminary conclusions primarily related to the deductibility of expenses incurred by VimpelCom in connection with the agency relationship between VimpelCom and its wholly-owned subsidiary, KB Impuls. On December 8, 2004, VimpelCom filed its objections to the act and on December 30, 2004, VimpelCom received a final decision from the tax inspectorate stating that the total amount of additional taxes to be paid by VimpelCom for the 2001 tax year has been reduced to 284.9 million Russian rubles (or approximately US$10.3 million at the exchange rate as of December 31, 2004) in taxes plus 205.0 million Russian rubles (or approximately US$7.4 million at the exchange rate as of December 31, 2004) in fines and penalties. On December 28, 2004, VimpelCom received an act from the Russian tax inspectorate with preliminary conclusions of the review of VimpelCom’s 2002 tax filing. The act states that VimpelCom owes an additional 408.5 million Russian rubles (or approximately US$14.7 million at the exchange rate as of December 31, 2004) in tax plus 172.1 million Russian rubles (or approximately US$6.2 million at the exchange rate as of December 31, 2004) in fines and penalties. The act with preliminary conclusions for 2002 did not contain any claims concerning the deductibility of expenses incurred by VimpelCom in connection with the agency relationship between VimpelCom and KB Impuls. The 2002 act is a preliminary notice and is not a final tax claim or demand by the tax inspectorate. For more information on the risks associated with these or other tax claims, please see the section of the Form 6-K entitled “Risk Factors—Risks Related to Our Business—We could be subject to claims by the Russian tax inspectorate that could materially adversely affect our business.”

GSM License for the Moscow License Area

On January 9, 2004, KB Impuls received a notice from Moscow Gossvyaznadzor which contained a provision that raised issues regarding the adequacy of the documentation of the agency relationship pursuant to which our company acts as KB Impuls’s agent for concluding agreements with KB Impuls’s Moscow GSM subscribers. In the notice, Moscow Gossvyaznadzor used certain technical drafting issues in the subscriber agreements and the agency agreement as a basis for asserting first, that KB Impuls does not have any agreements with subscribers and, therefore, violated Russian law, and second, that our agency agreement with KB Impuls does not specifically provide that we may sign subscriber agreements on behalf of KB Impuls, also in violation of Russian law. KB Impuls challenged the relevant provisions in the Moscow

Gossvyaznadzor notice, which was subsequently invalidated by the Moscow Arbitration Court. Moscow Gossvyaznadzor appealed the decision first to the Appellate Panel of the Moscow Arbitration Court and them to the Federal Arbitration Court of the Moscow district, but in each instance, the court found in KB Impuls’s favor. The statute of limitations for Moscow Gossvyaznadzor to appeal these decisions to the Higher Arbitration Court, the highest court in Russia that can consider such matters, has expired. Notwithstanding the favorable outcome, we are currently in the process of merging KB Impuls into VimpelCom based largely upon public statements made by the Minister of Information Technologies and Communications that a re-issuance of the licenses from KB Impuls to VimpelCom (which would be accomplished by this merger) would resolve the issues raised by the regulator.

Revenues

We generate our revenues from providing wireless telecommunications services and selling handsets and accessories. Our primary sources of revenues consist of:

Service revenues

Our service revenues include airtime charges from contract and prepaid subscribers, monthly contract fees, roaming charges and charges for value added services such as SMS, call number identification, voice mail and call waiting. Connection fees are one time charges for the allocation of a telephone number.

In the past, connection fees were a notable component of our service revenues. However, in response to competitive factors, we have reduced or eliminated most connection fees in the Moscow license area and the majority of the regions in which we operate. We expect that connection fees are not likely to be significant going forward. Service revenues and connection fees constituted approximately 96.4%, 94.8%, 94.7% and 90.7% of our net operating revenues for the nine months ended September 30, 2004 and the years ended December 31, 2003, 2002 and 2001, respectively. We believe that service revenues will continue to increase in 2005 primarily as a result of the continued growth in our subscriber base. We also expect that our service revenues will continue to grow at a faster rate in the regions than in the Moscow license area.

During the nine months ended September 30, 2004, roaming revenues generated by our subscribers increased 38.8% to US$80.8 million, compared to US$58.2 million during the same period in 2003, and during the nine months ended September 30, 2004, our roaming revenues received from other wireless services operators for providing roaming services to their subscribers increased 35.1% to US$75.5 million compared to US$55.9 million during the same period in 2003. During 2003, roaming revenues generated by our subscribers increased 37.7% to US$80.3 million compared to US$58.3 million during 2002, and our roaming revenues received from other wireless services operators for providing roaming services to their subscribers increased 42.2% to US$78.8 million compared to US$55.4 million during 2002. These increases were primarily due to improved and expanded network coverage and an increase in the number of our roaming partners. Our service revenues excluding roaming revenues grew at a faster rate than our roaming revenues. As a result, roaming revenues as a percentage of our net operating revenues decreased from 12.3% during the nine months ended September 30, 2003 to 10.3% during the nine months ended September 30, 2004 and from 14.8% during 2002 to 11.9% during 2003. Over the next several years, we expect our roaming revenues from wireless users routing through the Moscow license area, which currently represents a substantial portion of our roaming revenues, to stabilize as a percentage of our net operating revenues.

During the nine months ended September 30, 2004, we generated US$115.3 million of revenues, or 7.6% of our consolidated net operating revenues, in the Moscow license area from value added services, or VAS. This represented a 65.4% increase over VAS revenues of US$69.7 million during the nine months ended September 30, 2003. During 2003, we generated US$103.4 million of revenue, or 7.7% of our consolidated net operating revenues, in the Moscow license area from VAS. This represented a 92.2% increase over revenues of US$53.8 million during 2002. We currently provide traditional value added services such as voice mail, call forwarding, call waiting, conference calling, call blocking, caller-ID, automatic dialing and voice dialing. We also provide a variety of messaging value added services, such as outgoing SMS, EMS, MMS, e-mail, content delivery, games and other “infotainment” services. During the nine months ended September 30, 2004, our revenues from VAS in the regions were US$96.0 million, or 6.4% of our consolidated net operating revenues during that period, compared to US$13.7 million, or 1.5% of our consolidated net operating revenues during the nine months ended September 30, 2003. Our revenues from VAS in the regions were insignificant during 2002 and US$41.2 million or 3.1% of our consolidated net operating revenues in 2003. During the month of September 2004, our revenues from VAS in Kazakhstan were US$0.8 million of our consolidated net operating revenues, or 0.05% of our consolidated net revenues for the nine months ended September 30, 2004. Over the next several years, we expect that revenues from VAS will increase as a percentage of our net operating revenues in the Moscow license area, the Russian regions as well as Kazakhstan.

Sales of handsets and accessories. We sell wireless handsets and accessories to our subscribers for use on our networks. Sales of handsets and accessories constituted approximately 3.4%, 4.9%, 6.5% and 10.2% of our net operating revenues during the nine months ended September 30, 2004 and the years ended December 31, 2003, 2002 and 2001, respectively. Over the next several years, we expect absolute revenues from sales of handsets and accessories to remain stable in absolute terms but to continue to decrease as a percentage of our net operating revenues.

Expenses

We have two categories of expenses directly attributable to our revenues: service costs and the costs of handsets and accessories.

Service Costs

Service costs include interconnection and traffic costs, channel rental costs, telephone line rental costs, roaming expenses and charges for connection to special lines such as 911. An increasing number of our subscribers are using 10 digit federal telephone numbers, which creates a cost advantage for us. In 1998, we began offering our subscribers in the Moscow license area the option of receiving a 10 digit federal telephone number as an alternative to receiving a more expensive, local seven digit Moscow telephone number. Our costs for the use of seven-digit Moscow telephone numbers consist of a flat monthly line rental fee and a usage fee based on traffic. In contrast, for the use of federal telephone numbers, we currently pay a much lower usage fee based on traffic and we do not pay a monthly line rental fee, resulting in significantly lower service costs with respect to our subscribers using federal telephone numbers. Most of our subscribers in the regions use 10 digit federal telephone numbers. Our service margin percentage improved significantly to 84.7% during 2002, compared to 80.7% during 2001, primarily due to the higher proportion of our subscribers using federal telephone numbers. Our service margin percentage during 2003 was 84.9%, substantially unchanged over the service margin during 2002. Our service margin percentage during the first nine months of 2004 was 84.5%, compared to 84.8% during the first nine months of 2003. Service margin represents aggregate service revenues and aggregate connection fees less service costs. Service margin percentage is service margin expressed as a percentage of service revenues and connection fees. We expect that competitive pressure and new technologies may reduce certain service costs over the next several years, most likely including transport, interconnection and other traffic costs, although there is a risk that charges for federal numbers may increase. In addition, in the second and third quarters of 2004, we experienced a shortage of federal telephone numbers available to us and may face such shortage in the future. For the risks associated with the recent shortage and future allocations of federal telephone numbers, please see the section of the Form 6-K entitled “Risk Factors—Risks Related to Our Business—We have experienced shortages of available federal telephone numbers in the past and cannot assure you that we will not face such shortages again in the future.”

Costs of Handsets and Accessories

Our costs of handsets and accessories sold represent the amount that we pay for this equipment. We purchase handsets and accessories from third party manufacturers for resale to our subscribers for use on our networks. Before 2001, we subsidized sales of handsets and accessories in order to encourage the use of our networks. We recorded profits from the sales of handsets and accessories of US$6.9 million during the nine months ended September 30, 2004, US$10.9 million during 2003, US$8.2 million during 2002 and US$5.6 million during 2001. Subsidies or profits from the sale of handsets and accessories are calculated as the difference between the revenues generated from the sales and the costs of the handsets and accessories sold. Although we have not subsidized handsets and accessories since 2001 primarily because of the rapid expansion of the mobile telecommunications market during that period, we may have to subsidize handsets and accessories in the future if competition for subscribers increases.

Operating Expenses

In addition to service costs and the costs of handsets and accessories, our operating expenses include:

Selling, general and administrative expenses. Our selling, general and administrative expenses include:

•	dealers’ commissions;

•	salaries and outsourcing costs, including related social contributions required by Russian law;

•	marketing and advertising expenses;

•	other miscellaneous expenses, such as insurance, operating taxes, license fees, and accounting, audit and legal fees;

•	repair and maintenance expenses;

•	rent, including lease payments for base station sites; and

•	utilities.

Marketing and sales-related expenses comprise a large portion of our selling, general and administrative expenses and consist primarily of dealers’ commissions, salaries and outsourcing costs and advertising expenses. Acquisition cost per subscriber, or SAC, is a non-U.S. GAAP financial measure calculated as dealers’ commissions, advertising expenses and handset subsidies for the relevant period divided by the number of new subscribers connected to our networks during the period. See “—Additional Reconciliation of Non-U.S. GAAP Financial Measures (Unaudited)” for more information regarding our use of SAC as a non-U.S. GAAP financial measure.

During the nine months ended September 30, 2004, our SAC fell to US$14.8 from US$20.0 during the nine months ended September 30, 2003. During 2003, our SAC fell to US$19.3 from US$25.7 during 2002 and US$37.6 during 2001. The decrease in our SAC during these periods was primarily due to a decrease in the average dealer commission per new subscriber and a decrease in the amount spent on advertising per new subscriber as the number of new subscribers grew faster than advertising expenses. SAC also decreased during the nine months ended September 30, 2004 and the year ended December 31, 2003 because a growing percentage of our new subscribers were located in the regions, where SAC is lower than in the Moscow license area primarily as a result of lower dealer commissions and advertising expenses per subscriber in the regions than in the Moscow license area. During 2001 and 2002, we made certain improvements in our distribution network and increased the number of our sales offices and points of sale. In the first quarter of 2001, we acquired the “Mobile Center” dealer network, one of the largest retail dealer networks in Moscow, for approximately US$3.2 million. During the year ended December 31, 2003, the Mobile Center added two new offices, and as of September 30, 2004, our Mobile Center dealer network consisted of 55 sales offices. In the near term, we expect our SAC to continue to decrease as we expect our subscriber base to grow in line with the expected penetration rate growth in the regions and Kazakhstan and to outpace growth in commission and advertising expenses.

Depreciation and amortization expense. We depreciate the capitalized costs of our tangible assets, which consist mainly of equipment and buildings owned by us. In addition, we have historically amortized our intangible assets, which consist primarily of telecommunications licenses and frequency allocations, purchases of telephone line capacity for local numbers in the Moscow license area and the regions and goodwill.

Effective January 1, 2002, goodwill is no longer being amortized and is subject to an annual impairment test. Intangible assets constituted 19.4% of our total assets and 54.9% of our shareholders’ equity as of September 30, 2004. In the past, we have not had to pay for federal telephone numbers, which are allocated by the Federal Communications Agency. Due to a recent change in the tax code, we are now required to pay 10 Russian rubles per federal telephone number that was allocated to us after January 1, 2005. Nonetheless, in the future, provided we receive sufficient federal numbering capacity, we expect that an increasing portion of our subscriber base will continue to use federal numbers. For the risks associated with shortages of federal telephone numbers, please see the section of this Form 6-K entitled “Risk Factors—

Risks Related to Our Business—We have experienced shortages of available federal telephone numbers in the past and cannot assure you that we will not face such shortages again in the future.” Consequently, provided we receive sufficient federal numbering capacity, we do not expect to experience an increased amortization expense for telephone line capacity purchases despite the anticipated growth in our subscriber base. Our total capital investments for 2002 were approximately US$578.3 million, with $509.1 million of capital expenditures for the purchase of property and equipment and US$69.2 million for the acquisition of new entities (net of cash holdings of acquired companies). Our total capital investments for 2003 were approximately US$770.5 million, with US$728.0 million for the purchase of property and US$42.5 million for the acquisition of new entities (net of cash holdings of acquired companies). Our total capital investments for the nine months ended September 30, 2004 were approximately US$1,207.8 million, with US$775.8 million of capital expenditures for the purchase of long-lived assets and US$432.0 million for the acquisition of new entities (net of cash holdings of acquired companies). Our increased capital expenditures caused our total depreciation and amortization expenses to increase by 68.1% during the first nine months of 2004 compared to the first nine months of 2003, by 90.2% during 2003 compared to 2002 and by 58.9% during 2002 compared to 2001. Over the next several years, we expect to continue making significant capital expenditures as we expand our networks in the regions of Russia and Kazakhstan, which will increase our future depreciation and amortization expense.

In January 2004, we changed the estimated useful life of GSM telecommunications equipment from 9.5 years to seven years in the course of our continuing evaluation of the use of our technology and as a result of the Russian Government’s announcements in January 2004 of plans to initiate the process of awarding licenses for new mobile communications technologies. This change decreased net income for the nine month period ended September 30, 2004 by approximately US$23.2 million. See “—Critical Accounting Policies—Intangible Assets” below.

Provision for doubtful accounts. We include in our operating expenses an estimate of the amount of our accounts receivable that we believe will ultimately be uncollectible. We base the estimate on historical data and other relevant factors, such as the financial condition of the economy as a whole. Looking forward, over the next several years, we expect our provision for doubtful accounts to continue to remain low as a percentage of net operating revenues due to an anticipated increase in the number of prepaid subscribers. In addition, we are continually reviewing our collection practices to identify ways to manage risk and improve how we monitor and collect accounts receivable.

Interest expense. We incur interest expense on our vendor financing agreements, loans from banks, including the loan from J.P. Morgan AG and the prior loans from UBS (Luxembourg) S.A., capital leases and other borrowings and we will incur interest expense on the Loan. Our interest-bearing liabilities carry both fixed and floating interest rates. On our borrowings with a floating interest rate, the interest rate is linked either to LIBOR or to EURIBOR. During the first nine months of 2004, our interest expense amounted to US$51.7 million, or 3.4% of our consolidated net operating revenues, a 0.4% decrease compared to US$51.9 million, or 5.6% of our consolidated net operating revenues, during the same period in 2003. During 2003, our interest expense amounted to US$68.2 million, or 5.1% of our consolidated net operating revenues, a 46.4% increase compared to US$46.6 million, or 6.1% of our consolidated net operating revenues, during 2002. Our interest expense depends on a combination of prevailing interest rates and the amount of our outstanding interest-bearing liabilities. The negligible decrease in our interest expense during the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003 was primarily attributable to a decrease in average interest rates payable on our debt, despite an increase in the overall amount of our debt during the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. The increase in our interest expense during the year ended December 31, 2003 was primarily attributable to the interest expenses associated with the loan from J.P. Morgan AG and the Russian ruble-denominated bonds issued by our subsidiary VimpelCom Finance in May 2003. In 2005, based upon our current business plan, we expect to raise approximately US$1,000.0 million, including the proceeds from the Loan, in interest-bearing liabilities and to repay approximately US$400.0 million. For the risks associated with our ability to meet our financing needs, see the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—We anticipate that we will need additional capital and we may not be able to raise it.”

Income tax expense. Until VimpelCom’s acquisition of KaR-Tel on September 3, 2004, the Russian Federation was the only tax jurisdiction in which our income was subject to taxation. On August 6, 2001, a law was signed which introduced certain changes in Russian tax legislation reducing the statutory income tax rate from 35.0% to 24.0% effective January 1, 2002. Income tax expense includes both current and deferred tax expense. In the nine months ended September 30, 2004, we incurred US$135.1 million of income tax expense, a 92.5% increase compared to US$70.2 million during the first nine months of 2003. In 2003, we incurred US$108.6 million of income tax expense, a 117.6% increase compared to US$49.9 million during 2002. These increases were primarily due to the increase in our taxable income. Our effective income tax rate of 29.0% in the nine months ended September 30, 2004 differed from the statutory income tax rate of 24.0% due to the permanent differences between Russian tax accounting and U.S. GAAP accounting, in particular with respect to recognition of foreign currency exchange gains or losses and non-deductible expenses. Russia’s federal and local tax laws and regulations are subject to frequent change, varying interpretations and inconsistent enforcement. The statutory income tax rate in Kazakhstan is 30.0%.

Results of Operations

The table below shows, for the periods indicated, the following statement of operations data expressed as a percentage of net operating revenues.

	Years Ended December 31,			Nine Months Ended September 30,
	2003	2002	2001	2004	2003
Consolidated statements of income
Operating revenues:
Service revenues and connection fees	94.8%	94.7%	90.7%	96.4%	94.9%
Sales of handsets and accessories	4.9	6.5	10.2	3.4	4.8
Other revenues	0.3	0.2	0.3	0.2	0.3
Total operating revenues	100.0	101.4	101.2	100.0	100.0
Less revenue-based taxes	—	(1.4)	(1.2)	—	—
Net operating revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Service costs	14.3	14.5	17.5	15.0	14.5
Cost of handsets and accessories sold	4.0	5.4	8.9	3.0	4.1
Selling, general and administrative expenses	35.0	35.4	35.3	32.4	34.4
Depreciation	11.3	11.1	11.5	12.6	11.6
Amortization	2.6	1.5	3.0	2.2	2.7
Impairment loss for long-lived assets	—	—	—	0.5
Provision for doubtful accounts	0.8	2.8	3.2	0.5	1.1
Total operating expenses	68.0	70.7	79.4	66.2	68.4
Operating income	32.0%	29.3%	20.6%	33.8%	31.6%
Other income and expenses:
Interest income	0.6	0.9	1.4	0.3	0.6
Other income	0.3	0.2	—	0.1	0.1
Interest expense	(5.1)	(6.1)	(6.4)	(3.4)	(5.6)
Other expenses	—	—	—	(0.2)	(0.2)
Net foreign exchange loss	(0.1)	(1.2)	—	0.3	0.2
Total other income and expenses	(4.3)	(6.2)	(5.0)	(2.9)	(4.9)
Income before income taxes, minority interest and cumulative effect of change in accounting principle	27.7%	23.1%	15.6%	30.9%	26.7%
Income tax expense	8.2	6.4	4.4	8.9	7.6
Minority interest in net earnings (losses) of subsidiaries, before cumulative effect of change in accounting principle	2.0	(0.2)	—	4.1	1.2
Income before cumulative effect of change in accounting principle	17.5	16.9	11.2	17.8	17.9
Cumulative effect of change in accounting principle	—	—	—	—	—
Minority interest in cumulative effect of change in accounting principle	—	—	—	—	—
Net income	17.5%	16.9%	11.2%	17.8%	17.9%

The regions outside of the Moscow license area have been identified as a reportable segment starting with the year ended December 31, 2001 and Kazakhstan has been identified as a reportable segment starting with the nine months ended September 30, 2004 in accordance with the quantitative thresholds established in U.S. Statement of Financial Accounting Standard, or SFAS, No. 131, “Disclosures About Segments of an Enterprise and Related Information.” For more information on our reportable segments, please see Note 25 to the audited consolidated financial statements and Note 8 to the unaudited interim condensed consolidated financial statements, each included in this Form 6-K.

The tables below provide selected information about the results of our Moscow license area and the Russian regions for the following periods: the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003; the year ended December 31, 2003 compared to the year ended December 31, 2002 and the year ended December 31, 2002 compared to the year ended December 31, 2001.

Moscow License Area

	Years Ended December 31,						Nine Months Ended September 30,
	2003	2002	% change	2002	2001	% change	2004	2003	% change
	(In millions of U.S. dollars, except % change)
Total operating revenues excluding intragroup transactions	918.7	698.7	31.5	698.7	416.9	67.6	859.2	655.8	31.0
Depreciation and amortization	120.5	86.4	39.5	86.4	59.3	45.7	134.9	87.2	54.7
Operating income	325.8	238.5	36.6	238.5	94.4	152.6	291.0	235.0	23.8
Income before income taxes and minority interest	286.2	199.8	43.2	199.8	73.3	172.6	263.5	205.5	28.2
Income tax expense	89.0	49.1	81.3	49.1	18.6	164.0	79.0	56.9	38.8
Net income	197.2	150.6	30.9	150.6	55.0	173.8	184.8	148.6	24.4

Regions of Russia Outside of the Moscow License Area

	Years Ended December 31,						Nine Months Ended September 30,
	2003	2002	% change	2002	2001	% change	2004	2003	% change
	(In millions of U.S. dollars, except % change)
Total operating revenues excluding intragroup transactions	416.8	81.0	414.6	81.0	11.0	636.4	641.0	272.1	135.6
Depreciation and amortization	64.8	11.3	473.5	11.3	2.1	438.1	85.5	46.3	84.7
Operating income (loss)	103.2	(12.9)	(900.0)	(12.9)	(6.7)	92.5	218.2	57.9	276.9
Income/(loss) before income taxes and minority interest	84.7	(22.0)	(485.0)	(22.0)	(7.1)	209.9	199.6	42.4	370.8
Income tax expense/(benefit)	19.7	0.8	2362.5	0.8	(0.1)	(900.0)	54.9	13.3	312.8
Net income (loss)	62.4	(23.2)	(369.0)	(23.2)	(7.0)	231.4	144.9	27.0	436.7

Total operating revenues in Kazakhstan, excluding intragroup transactions, was US$10.8 million for the nine months ended September 30, 2004. Depreciation and amortization in Kazakhstan was US$3.6 million for the nine months ended September 30, 2004. Operating income and income before taxes and minority interest were US$1.4 million and US$2.1 million, respectively, for the nine months ended September 30, 2004. Income tax expense and net income totaled US$0.1 million, and US$2.3 million, respectively, for the same period. Comparable data for earlier periods is not available for the Kazakhstan reportable segment.

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

Operating Revenues

Our total operating revenues increased by 62.8% to US$1,511.0 million during the nine months ended September 30, 2004 from US$927.9 million during the nine months ended September 30, 2003. Total operating revenues from our Moscow license area operations, excluding intragroup transactions, increased by 31.0% to US$859.2 million during the nine months ended September 30, 2004 from US$655.8 million during the nine months ended September 30, 2003. Total operating revenues from our operations in the regions, excluding intragroup transactions, increased by 135.6% to US$641.0 million during the nine months ended September 30, 2004 from US$272.1 million during the nine months ended September 30, 2003. Total operating revenues from our Moscow license area operations constituted 56.9% of our total operating revenues during the nine months ended September 30, 2004 compared to 70.7% during the nine months ended September 30, 2003. Revenue growth in the nine months ended September 30, 2004 as compared to the nine months ended September 30, 2003 was primarily due to the overall increase in the number of our subscribers in the regions, 214.3% during this period, an increase in our revenues from VAS and an increase in our roaming revenues. The increase in our roaming revenues was primarily due to the improved and expanded roaming coverage and a greater number of roaming partners, and the increase from VAS was primarily due to increased consumption of VAS during the nine months ended September 30, 2004 as compared to the nine months ended September 30, 2003. The increase in total operating revenues during the nine months ended September 30, 2004 over the same period in 2003 also reflects the acquisition in September 2004 of KaR-Tel, which contributed US$10.8 million in total operating revenues, excluding intragroup transactions. In the future, we expect more rapid subscriber growth in the regions and Kazakhstan than in the Moscow license area, where the telecommunications services market is approaching saturation, and, therefore, we expect revenues from our operations in the regions and Kazakhstan to continue to increase as a proportion of our net operating revenues.

Service revenues and connection fees increased by 65.5% to US$1,457.0 million during the nine months ended September 30, 2004 from US$880.3 million during the nine months ended September 30, 2003. Revenues from sales of handsets and accessories during the nine months ended September 30, 2004 increased by 15.4% to US$51.6 million from US$44.7 million during the nine months ended September 30, 2003, in each case primarily due to the increase in the number of our subscribers. As a percentage of net operating revenues, revenues from sales of handsets and accessories decreased to 3.4% during the nine months ended September 30, 2004 from 4.8% during the nine months ended September 30, 2003, as our service revenues increased at a faster rate than our revenues from sales of handsets and accessories.

Operating Expenses

Service costs. Our service costs increased approximately 68.8% to US$226.5 million during the nine months ended September 30, 2004 from US$134.2 million during the nine months ended September 30, 2003. Our service costs grew at a slower rate than net operating revenues, which led to an improvement in our gross margin percentage from 81.5% during the nine months ended September 30, 2003 to 82.0% during the nine months ended September 30, 2004. Gross margin is defined as net operating revenues less selected operating costs (specifically, service costs, costs of handsets and accessories sold and costs of other revenues). Gross margin percentage is defined as gross margin expressed as a percentage of net operating revenues.

Our service costs remained stable relative to the growth in operating revenues primarily due to our continued ability to enter into favorable interconnect agreements with telephone line providers and to an increased use in lower cost federal telephone numbers by our subscribers in the Moscow license area and the regions. We pay no monthly rental fee and incur much lower interconnection costs for federal telephone numbers as compared to local telephone numbers. As a percentage of net operating revenues, our service costs increased to 15.0% during the nine months ended September 30, 2004 from 14.5% during the nine months ended September 30, 2003.

Cost of handsets and accessories sold. Our cost of handsets and accessories sold increased by 18.3% to US$44.7 million during the nine months ended September 30, 2004 from US$37.8 million during the nine months ended September 30, 2003. This increase was primarily due to the increased volume of sales of handsets and SIM cards. Although our total cost of handsets and accessories sold increased, because of the faster rate of growth in net operating revenues, which grew at a rate of 62.8%, our cost of handsets and accessories sold as a percentage of net operating revenues declined to 3.0% during the nine months ended September 30, 2004 compared to 4.1% during the nine months ended September 30, 2003.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 53.4% to US$489.1 million during the nine months ended September 30, 2004 from US$318.9 million during the nine months ended September 30, 2003. The increase in selling and marketing expenses resulted primarily from a US$56.5 million increase in aggregate subscriber acquisition costs due to increased gross sales; a US$25.8 million increase in technical support and maintenance expenses due to an extended regional roll-out; and a US$15.7 million increase in dealer commissions for sales of scratch cards and payments due to increased revenues. Approximately US$72.2 million of the increase is due to other general and administrative expenses related to our regional expansion, including US$4.2 million of general and administrative expenses of the companies we acquired in 2004. At the same time, our SAC decreased from US$20.0 per subscriber during the nine months ended September 30, 2003 to US$14.8 per subscriber during the nine months ended September 30, 2004, primarily due to a decrease in the amount spent on advertising per new subscriber and because a growing percentage of our new subscribers were located in the regions and Kazakhstan, where SAC is lower than in the Moscow license area. See “ —Non-U.S. GAAP Financial Measures” for more information regarding our use of SAC as a non-U.S. GAAP financial measure. The decrease in the amounts spent on advertising per subscriber is due primarily to economies of scale. In this respect, we derive significant benefits from our brand name, which we believe is one of the most recognized brand names in Russia. As a percentage of net operating revenues, our selling, general and administrative expenses also declined during the nine months ended September 30, 2004 to 32.4% as compared to 34.4% during the nine months ended September 30, 2003.

Depreciation and amortization expense. Our depreciation and amortization expense during the nine months ended September 30, 2004 was US$224.4 million, a 68.1% increase compared to the US$133.5 million reported during the nine months ended September 30, 2003. During the nine months ended September 30, 2004, the depreciation and amortization expense for our Moscow license area operations increased by 54.7% to US$134.9 million, compared to US$87.2 million during the nine months ended September 30, 2003, while depreciation and amortization expense for our regional operations increased by 84.7% to US$85.5 million compared to US$46.3 million during the nine months ended September 30, 2003. The overall increase in depreciation and amortization expense was largely due to our January 2004 change in the estimated useful life of our GSM telecommunications equipment from 9.5 years to seven years as well as to the accelerated capital expenditures in the regions and continued investment in the Moscow license area. In addition, KaR-Tel, which we acquired in September 2004, had depreciation and amortization expense of US$ 3.6 million.

We recorded an impairment charge of approximately US$7.4 million during the nine months ended September 30, 2004, relating to an internal review of Bee Line Samara’s assets. This charge represents the excess of the carrying amount of assets over their fair value.

Provision for doubtful accounts. Our provision for doubtful accounts decreased by 22.6% to US$8.2 million during the nine months ended September 30, 2004 from US$10.6 million during the nine months ended September 30, 2003. As a percentage of net operating revenues, provision for doubtful accounts decreased from 1.1% during the nine months ended September 30, 2003 to 0.5% during the nine months ended September 30, 2004. The decrease was primarily due to an increase in the number of prepaid subscribers, improved risk management practices and improved cash collection procedures.

Operating Income

Primarily as a result of the foregoing, our operating income was US$510.6 million during the nine months ended September 30, 2004, compared to US$292.9 million during the nine months ended September 30, 2003. In the nine months ended September 30, 2004, our Moscow license area operating income grew by 23.8% to US$291.0 million compared to US$235.0 million during the nine months ended September 30, 2003, which was primarily attributable to the growth of our Moscow license area subscriber base and management’s efforts to decrease costs. Our operating income from regional operations increased by 276.9% to US$218.2 million in the nine months ended September 30, 2004 compared to our operating income of US$57.9 million during the nine months ended September 30, 2003. Our operating income in Kazakhstan was US$1.4 million during the nine months ended September 30, 2004. In previous years, operating losses were primarily attributable to expenses connected with the greenfield development of our regional networks and the low number of subscribers during the initial stage of development of our business in the regions. The primarily greenfield development of our regional networks required us to have significant infrastructure in place prior to offering services to, and thus receiving revenue from, our regional subscribers. This accelerated development of our infrastructure in the regions during 2001 and 2002 resulted in a significant increase in our capital expenditures and, consequently, depreciation and amortization expenses, as well as our selling, general and administrative expenses. When full commercial usage of our telecommunications networks in the regions began in 2003, the number of subscribers grew substantially, which resulted in a sharp increase in our operational revenues during 2003 and the nine months ended September 30, 2004. Over the next several years, we anticipate that our revenues in the regions and Kazakhstan will continue to grow.

Other Income and Expenses

Interest expense. Our interest expense decreased 0.4% to US$51.7 million during the nine months ended September 30, 2004, compared to US$51.9 million during the nine months ended September 30, 2003. The negligible decrease in our interest expense during the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003 was primarily attributable to a decrease in average interest rates payable on our debt, despite an increase in the overall amount of our debt during the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003.

Foreign currency exchange gain/loss. We recorded a US$4.5 million foreign currency exchange gain during the nine months ended September 30, 2004 as compared to a nominal foreign currency exchange gain during the nine months ended September 30, 2003. The devaluation of the U.S. dollar against the Euro during 2002 resulted in a significant foreign exchange loss during 2002 from a corresponding revaluation of our Euro-denominated liabilities to our suppliers of telecommunications equipment. In order to reduce our Euro-U.S. dollar currency exposure, in August 2002 we entered into a series of currency forward agreements to acquire approximately €89.9 million at a fixed Euro to U.S. dollar exchange rate. During 2003, we continued to enter into currency forward agreements. As of September 30, 2004, substantially all of our Euro-denominated liabilities that were not covered by these forward agreements were covered by our cash holdings, denominated in Euros, in the approximate amount of €4.2 million. Our foreign exchange gain during the nine months ended September 30, 2004 was primarily due to the difference between rates on translation of forward agreements (forward rate) and liabilities (spot rate).

Income tax expense. During the nine months ended September 30, 2004, we recorded a US$135.1 million income tax expense, compared to an income tax expense of US$70.2 million recorded during the nine months ended September 30, 2003. This income tax expense consisted of current and deferred taxes. Deferred taxes arose due to differences between the basis of computing income under Russian tax principles and U.S. GAAP. In the nine months ended September 30, 2004, our income tax expense grew as a result of the increase in our taxable income. Our effective income tax rate of 29.0% during the nine months ended September 30, 2004 was approximately 2.5% higher than our effective income tax rate of 28.3% in the nine months ended September 30, 2003. Net income for Kazakhstan for the nine months ended September 30, 2004 was US$ 2.3 million before eliminating intersegment transactions.

Net income and net income per share. For the nine months ended September 30, 2004, our net income was US$269.3 million, or US$6.70 per common share (US$5.03 per ADS), compared to a net income of US$166.2 million, or US$4.37 per common share (US$3.28 per ADS) during the nine months ended September 30, 2003. For the nine months ended September 30, 2004, we reported diluted net income of US$5.77 per common share (US$4.33 per ADS), compared to diluted net income of US$3.73 per common share (US$2.80 per ADS) during the nine months ended September 30, 2003. In the nine months ended September 30, 2004, before eliminating intersegment transactions, net income for our Moscow license area operations was US$184.8 million, compared to US$148.6 million during the nine months ended September 30, 2003. Net income before minority interest in the regions during the nine months ended September 30, 2004 amounted to US$144.9 million before eliminating intersegment transactions, compared to US$27.0 million before minority interest during the nine months ended September 30, 2003.

The table below provides selected information about net income of our three reportable segments for the nine-month period ended September 30, 2004 compared to nine-month period ended September 30, 2003 (in million of U.S. dollars):

	2004	2003
Moscow License Area*	184.8	148.6
Regions*	144.9	27.0
Kazakhstan*	2.3	—
Intersegment transactions	(62.7)	(9.4)
Total Net Income	269.3	166.2

*	Net Income, including intersegment transactions

For the nine months ended September 30, 2004, before eliminating intersegment transactions, net income for our Moscow license area operations was US$184.8 million, compared to US$148.6 million during nine months ended September 30, 2003. The increase in net income for our Moscow license area was caused by a growing subscriber base and was partially offset by a 5.4% decrease in gross margin percentage. Sustained regional expansion, resulting from an aggressive marketing strategy aimed at penetrating regional markets through greenfield development and acquisitions, provided an increase in net income in the regions to US$144.9 million in the nine months ended September 30, 2004, compared to US$27.0 million in nine months ended September 30, 2003. During the month of September 2004, our net income for Kazakhstan was US$2.3 million.

Liquidity and Capital Resources

Consolidated Cash Flow Summary

	Years Ended December 31,						Nine Months Ended September 30,
	2003		2002		2001		2004		2003
	(In millions of U.S. dollars)
Net cash flow provided by operating activities	US$	511.9	US$	221.7	US$	101.1	US$	551.5	US$	364.2
Net cash flow (used in) provided by financing activities		(36.1)		294.5		53.9		619.2		44.7
Net cash flow used in investing activities		(594.0)		(401.9)		(161.7)		(1,138.6)		(405.4)
Effect of exchange rate changes on cash and cash equivalents		12.2		5.2		(1.3)		0.7		5.9
Net cash flow		(106.0)		119.5		(8.0)		31.4		9.3

During the nine months ended September 30, 2004 and September 30, 2003 and the years ended December 31, 2003, 2002 and 2001, we generated positive cash flows from our operating activities and negative cash flows from investing activities. Cash flow from financing activities was positive during the nine months ended September 30, 2004, negative during the year ended December 31, 2003 and positive during the nine months ended September 30, 2003 and the years ended December 31, 2002 and 2001. The positive cash flow from financing activities during the nine months ended September 30, 2004 was a result of our receipt of proceeds from loans to our company by UBS (Luxembourg) S.A. in connection with the sale of an aggregate of US$450.0 million 10% loan participation notes issued by, but without recourse to, UBS (Luxembourg) S.A. in June and July 2004. The negative cash flow from financing activities during 2003 was a result of our repayment of the current portion of our interest-bearing liabilities, including equipment financing obligations to Alcatel and Ericsson in the amount of US$244.2 million. In the foreseeable future, our further expansion will require significant investment activity, including the acquisition of equipment and possibly the acquisition of other companies. Additionally, as of September 30, 2004, approximately US$66.3 million of our contractual obligations were scheduled to mature prior to December 31, 2004 and US$438.4 million will mature prior to December 31, 2005. We expect our near term investment activity and contractual obligations payments to generate cash outflows, and we expect to meet these needs from internal and external sources, including, in part, from the proceeds of the Loan. As our subscriber base grows, we expect positive cash flows from operations to continue to provide us with internal sources of funds. The availability of external financing is difficult to predict because it depends on many factors, including the success of our operations, contractual restrictions, availability of Export Credit Agency, or ECA, guarantees, the financial position of Russian banks, the willingness of international banks to lend to Russian companies and the liquidity of international and Russian capital markets. Historically, a large portion of our external financing needs was satisfied by vendor financing and financing through the international capital markets. However, in light of current market conditions, we currently intend to reduce our use of vendor financing and increasingly look to international and Russian capital markets and ECA backed credits for our financing needs. Our current business plan contemplates that we will need to raise approximately US$1,000.0 million, including the proceeds from the Loan, in additional debt financing in the Russian and/or international capital markets and/or in bank financing to meet our projected capital expenditures, scheduled debt repayment and possible acquisitions through 2005. The actual amount of debt financing that we will need to raise will be influenced by the actual pace of subscriber growth over the period, network construction and our acquisition plans. In addition, we are currently actively pursuing opportunities for expansion in Russia as well as other countries in the CIS. We cannot, however, give you any assurance of the exact amount that we will invest in acquiring such wireless operators or that we will be able to complete any such acquisitions successfully. If we make any further significant acquisitions beyond what is currently contemplated by our business plan, we will need to increase the amount of additional debt financing over this period above the currently projected US$1,000.0 million. For the risks associated with our ability to meet our financing needs, see the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—We anticipate that we will need additional capital and we may not be able to raise it.”

As of September 30, 2004, our cash and cash equivalents balance was US$189.0 million (primarily held in U.S. dollars, Russian rubles and Euros), compared to US$157.6 million as of December 31, 2003. As of September 30, 2004 we had negative working capital of US$413.6 million, compared to negative working capital of US$167.4 million as of December 31, 2003. Working capital is defined as current assets less current liabilities. The increase in our negative working capital as of September 30, 2004 was primarily due to a decrease in our trade accounts receivable, augmented by an increase in accounts payable, accrued liabilities, customer advances and the current portion of interest-bearing liabilities. The decrease in our trade accounts receivable was primarily due to improved collectibility as well as an increase in the number of prepaid subscribers as a proportion of our total subscribers for the nine months ended September 30, 2004. As of September 30, 2004, customer advances amounted to US$188.0 compared to US$140.8 million as of December 31, 2003. We expect customer advances to continue to grow in line with the growth of our operations. The growth in accounts payable and accrued liabilities during the nine months ended September 30, 2004 was primarily due to an increase in the volume of our operations. Also, as of September 30, 2004, our current portion of interest-bearing liability included US$250.0 million loan to J.P. Morgan AG, due in April 2005, which was included in the long-term liabilities as of December 31, 2003. In October 2004, we obtained US$300.0 million loan from UBS (Luxembourg) S.A. and intended to use the net proceeds of it partly, to repay at maturity a portion of US$250.0 million loan to J.P. Morgan AG. The decrease in our working capital as of December 31, 2003 compared to our working capital as of December 31, 2002 was primarily due to a decrease in our cash and cash equivalents, augmented by an increase in the current portion of interest-bearing liabilities, accounts payable, accrued liabilities and customer advances. We believe that our working capital is sufficient to meet our present requirements.

Operating activities

During the nine months ended September 30, 2004, net cash provided by operating activities was US$551.5 million, a 51.4% increase over US$364.2 million of net cash provided by operating activities during the nine months ended September 30, 2003. During 2003, net cash provided by operating activities was US$511.9 million, a 130.9% increase from US$221.7 million of net cash provided by operating activities during 2002, which, in turn, was a significant increase from net cash provided by operating activities during 2001 of US$101.1 million. The improvement in net cash from operating activities during the first nine months of 2004 as compared to the first nine months of 2003 and the years ended December 31, 2003 and 2002 was primarily due to the increased profitability of our operations and the increase in the volume of operations, which, in turn, was primarily the result of an increase in the number of subscribers during these periods. In the nine months ended September 30, 2004, there were no significant changes in the terms of payments to our suppliers and our policies in respect of customer advances and accounts as compared to the years ended December 31, 2003 and 2002.

Financing activities

The following table provides a summary of certain of our material outstanding indebtedness of our company and our significant subsidiaries as of September 30, 2004. Pursuant to the merger of VimpelCom-Region into VimpelCom, which occurred on November 26, 2004, VimpelCom became the obligor under the indebtedness of VimpelCom-Region. Upon consummation of the merger of KB Impuls into VimpelCom, VimpelCom will become the obligor under the indebtedness of KB Impuls. For information regarding changes in certain of our outstanding indebtedness subsequent to September 30, 2004, see “—2004” and “—Equipment Financing—2004” below. For additional information on this debt, please refer to the discussion below, as well as to the notes to our consolidated financial statements contained elsewhere in this Form 6-K. For a description of some of the risks associated with certain of our indebtedness, please refer to the section of this Form 6-K entitled “Risk Factors.”

Borrower	Type of debt	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	10.0%	US$450.0	June 16, 2009	None	None
VimpelCom	Loan from J.P. Morgan AG (funded by the issuance of loan participation notes by J.P. Morgan AG)	10.45%	US$250.0	April 26, 2005	None	None
VimpelCom	Loan from Sberbank	8.5%	US$129.8	April 14, 2009	None	Common stock of certain subsidiaries and equipment
VimpelCom Finance	Ruble denominated bonds	9.90%	US$99.7 (2,911.8 Russian rubles)	May 16, 2006	VimpelCom-Region	None
VimpelCom-Region	Loan from Sberbank	8.5%	US$70.0	August 27, 2007	VimpelCom (US$50.0)	Equipment and promissory notes issued by VimpelCom-Region
VimpelCom-Region	Loan from Svenska Handelsbanken AB (publ)	Six-month LIBOR plus 0.325%	US$62.7	May 20, 2011	VimpelCom (20.0% of the outstanding indebtedness) EKN (Swedish Export Credits Guarantee Board)	Equipment
KB Impuls	Equipment financing obligations to Alcatel	Six-month EURIBOR plus 3.5% and six- month EURIBOR plus 2.9%	US$46.8 (€38.0)	Various dates through 2006	VimpelCom	Equipment
KB Impuls	Revolving loan from Raiffeisen Bank	One-month LIBOR plus 3.125%	US$40.0	August 18, 2005	None	None
KaR-Tel	Credit agreement with Kazkommertsbank	13.0%	US$35.0	April 8, 2005	VimpelCom Finance B.V.	Equipment and bank accounts
KB Impuls	Term loan from Raiffeisen Bank	One-month LIBOR plus 3.125%	US$30.0	December 27, 2004	None	None
KaR-Tel	Base loan agreement with Bank TuranAlem	Various rates	US$25.8 (US$14.7 and €9.0)	Various dates from September 2006 through February 2009	None	Equipment and bank accounts
VimpelCom	Loan from Nordea Bank Sweden AB (publ) and Bayerische Hypo und Vereinsbank AG	Six-month LIBOR plus 0.7%	US$20.5	August 28, 2006	EKN (Swedish Export Credits Guarantee Board)	Equipment
KaR-Tel	Equipment financing obligations to Alcatel	Six-month EURIBOR	US$14.5 (€11.8)	Various dates through 2008	None	Title to a portion of equipment retained by Lender

Borrower	Type of debt	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
VimpelCom-Region	Promissory Notes issued to Technoserv	10.0% and 8.0%	US$12.4 (€1.0 and US$11.2)	Various dates through 2006	None	None
VimpelCom	Leasing agreement with Investelektrosvyaz (Corbina-Telecom)	N/A	US$10.3	March 2007	None	Title to equipment retained by lessor
KaR-Tel	Credit agreement with ATF Bank	12.0%	US$9.6 (€7.8)	August 25, 2005	None	None
VimpelCom subsidiaries	Bank loans, equipment financing obligations and capital lease	Various rates	US$13.0	Various	None	Various

2002. In December 2002, Sberbank provided VimpelCom-Region with a five-year U.S. dollar-denominated secured credit line of US$70.0 million. In 2002, VimpelCom-Region drew down US$39.4 million of the credit line and, as of March 27, 2003, VimpelCom-Region had drawn down the full amount of the credit line. In August 2003, Sberbank decreased the initial interest rate on this loan from 13.0% per annum to 11.5% per annum. In April 2004, Sberbank decreased the interest rate on this loan from 11.5% per annum to 8.5% per annum, which may change again upon the occurrence of certain events, such as a change in Russian law or a change in the interest rate of the Central Bank of Russia. The credit line will be repaid on a quarterly basis commencing in November 2004. The last repayment is scheduled for August 2007. The credit line is currently secured by:

•	a pledge of a portion of VimpelCom-Region’s GSM equipment; and

•	a pledge of certain promissory notes issued by VimpelCom-Region.

Upon consummation of the merger of VimpelCom-Region into VimpelCom, VimpelCom became the obligor under this loan. As a result of an amendment entered into on November 29, 2004, some of the restrictive covenants contained in this credit line have become similar to those of our April 2004 credit facility (see below). The covenants currently contained in this loan, among others, limit borrowings by our company and certain of our subsidiaries and require that a specified amount of our company’s aggregate credit turnover (as defined in the relevant documentation) be through Sberbank. The credit line also contains a financial covenant requiring that our company’s ratio of debt to OIBDA on a consolidated basis not exceed 3.0.

2003. On May 20, 2003, we issued Russian ruble-denominated bonds through Limited Liability Company VimpelCom Finance, or VimpelCom Finance, a consolidated Russian subsidiary of our company, in an aggregate principal amount of 3.0 billion Russian rubles, or approximately US$102.7 million at the Central Bank of Russia exchange rate on September 30, 2004. The bonds are guaranteed by VimpelCom-Region and are scheduled for repayment on May 16, 2006, subject to the redemption right discussed below. Interest on the bonds is payable semi-annually. The annual interest rate for the first two interest payments was 8.8%. The proceeds of the Russian ruble-denominated bond offering were used for financing and refinancing the business operations of VimpelCom-Region and its consolidated subsidiaries. Upon consummation of the merger of VimpelCom-Region into VimpelCom, VimpelCom became the obligor of this guarantee.

On August 28, 2003, in anticipation of the announced merger between VimpelCom and VimpelCom-Region, Alfa Group accelerated the third tranche of its investment into VimpelCom-Region in the amount of approximately $58.5 million. This investment was originally scheduled for November 2003.

2004. In April 2004, Sberbank provided our company with a five-year U.S. dollar-denominated secured non-revolving credit line of US$130.0 million. The credit line bears interest at the rate of 8.5% per annum, which may be changed unilaterally by Sberbank upon the occurrence of certain events, such as a change in Russian law or a change in the interest rate of the Central Bank of Russia. The credit line is repayable in eight equal quarterly installments over a two-year period, beginning on February 27, 2007 and ending April 14, 2009. On August 13, 2004, we drew down US$35.0 million of the credit line in addition to the US$94.8 million that we had drawn down as of September 30, 2004. The end of the drawdown period under the credit line falls on April 14, 2005. The credit line is secured by a pledge of shares in certain of our directly and indirectly owned subsidiaries and telecommunications equipment. The proceeds of the credit line may be used to finance the expansion of our business. The credit line with Sberbank contains certain restrictive covenants that, among other things, limit borrowings by our company and certain of our subsidiaries and requires that a specified amount of our company’s aggregate credit turnover (as defined in the relevant documentation) be through Sberbank. The credit line also contains a financial covenant requiring that our company’s ratio of debt to OIBDA on a consolidated basis not exceed 3.0.

On May 7, 2004, in accordance with the terms of the Russian ruble-denominated bonds, VimpelCom Finance set the annual interest rate for the third and subsequent interest payments at 9.9%. On May 18, 2004, bondholders exercised a put option on bonds with an aggregate principal amount of approximately 2.5 billion Russian rubles (US$86.1 million at the Central Bank of Russia exchange rate on May 18, 2004), or approximately 83.8% of the outstanding principal amount of the bonds, at 100.0% of the principal amount of the bonds. Bonds that were tendered for redemption pursuant to exercise of the put option right were acquired on May 18, 2004 partly by VimpelCom-Region and partly by Raiffeisen Bank. All of the bonds acquired by VimpelCom-Region and Raiffeisen Bank in connection with the May 18, 2004 redemption have been resold in the Russian secondary market at prices equal to between 99.0% and 100.5% of par value.

On June 16, 2004, UBS (Luxembourg) S.A. completed an offering of 10.0% loan participation notes due 2009 for the sole purpose of funding a US$250.0 million loan to our company. On July 14, 2004, UBS (Luxembourg) S.A. completed a second round of debt financing through the issuance of 10.0% loan participation notes due 2009 for the sole purpose of funding an additional US$200.0 million loan to our company. The notes issued on July 14, 2004 are consolidated and form a single series with the US$250.0 million 10.0% notes due June 16, 2009 that were issued on June 16, 2004. The loan participation notes are listed on the Luxembourg Stock Exchange and are without recourse to UBS (Luxembourg) S.A. The loans and the loan participation notes will mature in June 2009. Interest on the loans and the loan participation notes is payable semi-annually at a rate of 10% per annum.

DalTelecom, which we acquired on June 30, 2004, had approximately US$8.0 million of short-term indebtedness as of June 30, 2004, which is secured by pledges of equipment.

On August 18, 2004, KB Impuls entered into a US$30.0 million principal amount term loan agreement and a US$40.0 million principal amount revolving loan agreement, in each case with Raiffeisen Bank as lender. Each loan bears interest at one-month LIBOR plus 3.125% and each loan is unsecured. The US$30.0 million loan was repaid in full on December 27, 2004. The US$40.0 million loan is repayable on the earlier of August 18, 2005 or upon placement through Raiffeisen Bank of ruble bonds issued by an affiliate of KB Impuls.

KaR-Tel, which we acquired on September 3, 2004, had the following indebtedness at closing:

•	Base loan agreement, dated October 12, 2001, with Bank TuranAlem with an aggregate credit limit of €23.7 million. The aggregate amount of the available credit may be extended as loans, bank guarantees, letters of credit and other debt obligations. The different forms of credit bear interest at varying rates. A portion of the credit matures no later than September 1, 2006, another portion of the credit matures no later than December 1, 2009 and the remaining portion of the credit matures no later than February 20, 2009. The indebtedness is secured by equipment and charges over bank accounts. As of September 30, 2004, there was approximately US$25.8 million (or approximately US$14.7 million and €9.0 million) outstanding indebtedness under this agreement.

•

Credit agreement, dated April 8, 2004, with Kazkommertsbank with a maximum aggregate principal amount of US$35.0 million. The loan bears interest at a rate of 13.0% per annum and is repayable on April 8, 2005. The loan is secured by pledges of equipment and rights over certain bank accounts. In connection with the acquisition of KaR-Tel, VimpelCom Finance B.V. gave a back-up guarantee for the entire principal amount of this loan to JSC Alliance Bank, an affiliate of a former shareholder of KaR-Tel, which has guaranteed this loan. As of September 30, 2004, there was approximately US$35.0 million outstanding indebtedness under this agreement.

•	Deferred payment agreements with Alcatel, dated April 6, 2004, for a maximum aggregate principal amount of €13.6 million. This loan bears interest at a per annum rate of six-month EURIBOR. The loan is repayable in five equal semi-monthly installments, the first of which becomes due one year after delivery of the underlying equipment. As security, Alcatel retains title to not less than 70.0% of the equipment and then transfers title when KaR-Tel has paid all amounts due under the loan. We are currently in the process of re-negotiating this loan and our board has approved the guarantee of this loan by our company. As of September 30, 2004, there was approximately US$14.5 million (or approximately €11.8 million) outstanding indebtedness under the agreements.

As of September 30, 2004, KaR-Tel had obligations under a Euro denominated credit facility provided by ATF Bank for the refinancing of a loan, which financed the purchase of certain equipment. The credit facility matures on August 25, 2005. As of September 30, 2004, KaR-Tel had drawn down €7.8 million under this loan. KaR-Tel has agreed to secure this loan with a pledge of equipment pursuant to a pledge agreement that it expects to execute in the first quarter of 2005.

The US$350.0 million purchase price for KaR-Tel, plus approximately US$2.0 million in gross acquisition costs, is subject to a possible post-closing adjustment based on a post-closing assessment by the parties of the actual level of indebtedness and cash in KaR-Tel at the time of the closing. We are currently in discussions with the seller over the amount of any post-closing purchase price adjustments for this and other items. For a description of some of the risks associated with our acquisition of KaR-Tel, please refer to the sections of the Form 6-K entitled “Risk Factors—Risks Related to Our Business—We may not realize the anticipated benefits from our acquisition of KaR-Tel, we may assume unexpected or unforeseen liabilities and obligations or incur greater than expected liabilities in connection with this acquisition” and “Risk Factors—Risks Related to Our Business—Claims by the Former Shareholders and/or the Fund or others may prevent us from realizing the expected benefits of our acquisition of KaR-Tel, result in increased liabilities and obligations, including possible defaults under our outstanding indebtedness and deprive us of the value of our ownership interest.”

On October 22, 2004, UBS (Luxembourg) S.A. completed an offering of 8.375% loan participation notes due 2011 for the sole purpose of funding a US$300.0 million loan to our company. The loan participation notes are listed on the Luxembourg Stock Exchange and are without recourse to UBS (Luxembourg) S.A. The loans and the loan participation notes will mature in October 2011. Interest on the loans and the loan participation notes is payable semi-annually at a rate of 8.375% per annum.

In October 2004, we signed a mandate letter with Citibank N.A. and Standard Bank London Limited, as mandated lead arrangers, for an unsecured syndicated loan facility of up to US$200.0 million. Depending on market conditions, we may try to increase the principal amount of the Syndicated Loan Facility. If the merger of KB Impuls into VimpelCom has not occurred within one year of execution of the Syndicated Loan Facility, KB Impuls must issue a guarantee in support of such facility. The Syndicated Loan Facility has not been executed and is currently in the process of syndication. If VimpelCom enters into the Syndicated Loan Facility, it intends to use the aggregate net proceeds from the Syndicated Loan Facility for substantially the same purpose as the use of proceeds from the Debt Financing.

Equipment Financing. The following is a summary of our key arrangements of this type.

1996. In May 1996, KB Impuls entered into a vendor financing agreement with Alcatel in connection with the purchase of equipment for the build-out of our GSM networks. As of September 30, 2004, KB Impuls’s indebtedness to Alcatel was US$46.8 million. This indebtedness is guaranteed by our company and was incurred at various times, commencing in 1996, and bears interest at, six-month EURIBOR plus 3.5% (for orders signed from August 2000 through December 31, 2001) and six-month EURIBOR plus 2.9% (for orders signed since January 1, 2002). This indebtedness is secured by the equipment acquired from Alcatel with the proceeds of the financing and is due on various dates through 2006. KB Impuls’s vendor financing agreements with Alcatel contain certain restrictive covenants, which provide, among other things, that KB Impuls may not pledge, encumber or grant a lien or security interest over KB Impuls’s revenues, properties and rights to receive income as security for indebtedness of KB Impuls (subject to certain exceptions). In addition, these financing agreements require KB Impuls to first obtain Alcatel’s consent before entering into material contracts outside of the ordinary course of business or material contracts with any shareholder of KB Impuls (namely VimpelCom or an affiliate of our company), with limited exceptions. These vendor financing agreements permit KB Impuls to pay dividends in any year to our company or any other of its shareholders in an amount not greater than 80.0% of KB Impuls’s net profit for that year provided certain conditions are met. In addition, KB Impuls may not, without Alcatel’s prior consent, make a loan or advance to any person, with limited exceptions. For more information on the risks related to these covenants, see the section of this Form 6-K entitled “Risk Factors—We may not be able to recover, or realize the value of, the debt investments that we make in KB Impuls or other subsidiaries.”

2002. In April 2002, we entered into a frame agreement with LLC Technoserv A/S, or Technoserv, providing for the supply of telecommunications equipment, which includes an unsecured credit arrangement whereby we initially agreed to pay for 85.0% of the purchase price of the equipment with our promissory notes and 15.0% in cash. As of September 30, 2004, total debt under this facility including accrued interest was US$1.5 million and we had delivered promissory notes to Technoserv with an aggregate carrying value of US$1.6 million. This amount includes Euro-denominated promissory notes with an aggregate carrying value of €0.2 million (approximately US$0.3 million) and a face value of €0.2 million (approximately US$0.3 million) and U.S. dollar-denominated promissory notes with an aggregate carrying value of US$1.4 million and a face value of US$1.5 million. Our outstanding promissory notes were issued at a discount with an effective annual interest rate of 10.0%. Each completed delivery of equipment is paid for with a pool of promissory notes. Each pool has a maximum term of three years and promissory notes in each pool mature quarterly.

2003. In January 2003, we entered into a non-revolving credit agreement with Bayerische Hypo- und Vereinsbank AG and Nordea Bank Sweden AB (publ) with a credit limit of US$35.7 million. The credit line may only be used to finance the acquisition of Ericsson telecommunications equipment and particular advances are limited to 85.0% of the purchase price of the related equipment. The credit line bears interest at the rate of six-month LIBOR plus 0.7%, which is payable semi-annually. Each of the three tranches under the credit line is repayable in six equal semi-annual installments over a three-year period. We commenced repaying this loan in April 2003. The credit line is secured by a pledge of the related telecommunications equipment we acquired from Ericsson and a guarantee from the Swedish Export Credit Agency “EKN”. In addition to interest payments, we are obliged to pay the Swedish Export Credit Agency a guarantee fee in the amount of 5.03% of the relevant tranche before our first draw down under each tranche. Our credit agreement with Bayerische and Nordea contains covenants substantially similar to the covenants related to our loan from J.P. Morgan AG discussed above. However, we are permitted to prepay, with five business days’ notice, any amounts outstanding under the Bayerische and Nordea credit agreement. As of September 30, 2004, US$20.5 million was outstanding under this loan.

2004. In February 2004, VimpelCom-Region entered into a non-revolving credit agreement with Svenska Handelsbanken AB (publ) with a credit limit of US$69.7 million. The credit line bears interest at the rate of six-month LIBOR plus 0.325%, which is payable semi-annually. The credit line is repayable in fourteen equal semiannual installments over a seven-year period. Repayment commenced on November 20, 2004. The end of the delivery period for the purchased equipment fell on October 20, 2004. The credit line is secured by a pledge of the telecommunications equipment acquired from Ericsson, a guarantee from the Swedish Export Credit Agency “EKN” and a guarantee from our company for 20.0% of the outstanding indebtedness under the loan. In addition to interest payments, VimpelCom-Region has paid EKN a fee in the amount of 9.82% of the total commitment under this loan (to be partially reimbursed if VimpelCom-Region borrows less than the total commitment under this loan). The credit line may only be used to finance the acquisition of Ericsson telecommunications equipment and to refinance the EKN Premium. VimpelCom-Region is permitted to prepay at interest payment dates any amounts outstanding under this loan. On November 26, 2004, VimpelCom and Svenska Handelsbanken AB (publ) amended and restated this credit agreement with VimpelCom as the borrower due to the completion of the merger of VimpelCom-Region into VimpelCom. The interest rate, the repayment date and the guarantee from the EKN remained the same. VimpelCom’s guarantee of VimpelCom-Region’s debt as described above and the restriction on VimpelCom-Region’s ability to pay debt to VimpelCom ceased to exist under this credit facility as a result of the amendment and restatement of the credit agreement. As of September 30, 2004, US$62.7 million was outstanding under this loan. Subsequent to September 30, 2004, VimpelCom-Region and, after the merger VimpelCom have drawn down an additional US$7.0 million of the credit line.

Investing activities

We purchase equipment, telephone line capacity, frequency allocations, buildings and other assets as a part of the ongoing development of our wireless networks. In the nine months ended September 30, 2004, our total payments for purchases of equipment, intangible assets and other non-current assets were approximately US$706.6 million (compared to US$375.4 million during the nine months ended September 30, 2003). In the nine months ended September 30, 2004, our total payments in respect of acquisitions (net of cash holdings of acquired companies) were approximately US$432.0 million (compared to US$42.5 million during the nine months ended September 30, 2003). In 2003, our total payments for purchases of equipment, intangible assets and other non-current assets were approximately US$563.9 million (compared to US$332.8 million and US$154.9 million during 2002 and 2001, respectively) and our payments in respect of acquisitions (net of cash holdings of acquired companies) were approximately US$42.5 million (compared to US$69.2 million and US$6.8 million during 2002 and 2001, respectively).

In the nine months ended September 30, 2004, our payments for purchases of equipment, intangible assets and other non-current assets for our Moscow operations and our transport network were approximately US$244.0 million (compared to US$173.6 million during the nine months ended September 30, 2003). In 2003, payments for purchases of equipment, intangible assets and other non-current assets for our Moscow operations and our transport network were approximately US$269.4 million (compared to US$215.2 million and US$102.2 million during 2002 and 2001, respectively). We did not make any payments in respect of acquisitions in the Moscow license area during the nine months ended September 30, 2004, the nine months ended September 30, 2003 or the year ended December 31, 2003 (compared to US$0.02 million (net of cash holdings of acquired companies) and US$2.3 million (net of cash holdings of acquired companies) during the years ended December 31, 2002 and 2001, respectively).

In the nine months ended September 30, 2004, our payments for purchases of equipment, intangible assets and other non-current assets for our operations in the regions excluding for our transport network were approximately US$462.4 million (compared to US$189.3 million during the nine months ended September 30, 2003) and our payments in respect of acquisitions (net of cash holdings of acquired companies) were approximately US$432.0 million (compared to US$42.4 million during the nine months ended September 30, 2003). In 2003, our payments for purchases of equipment, intangible assets and other non-current assets for our operations in the regions excluding for our transport network were approximately US$294.5 million (compared to US$117.6 million during 2002 and US$52.7 million during 2001) and our payments in respect of acquisitions (net of cash holdings of acquired companies) were approximately US$42.5 million (compared to US$68.9 million during 2002 and US$4.5 million during 2001). Our total payments for purchases of equipment, intangible assets and other non-current assets in Kazakhstan were approximately US$1.5 million in the month ended September 30, 2004.

Our acquisitions during 2001, 2002, 2003 and the nine months ended September 30, 2004 are described below.

In January 2001, we acquired all of the outstanding shares of common stock of Closed Joint Stock Company “MSS-Start”, which operated under the trade name “Mobile Center”, for approximately US$3.2 million. Mobile Center is a retail dealer for mobile communications companies.

In April 2001, VimpelCom-Region acquired 93.0% of the shares of common stock of Closed Joint Stock Company “Cellular Company,” or Cellular Company, a wireless AMPS telecommunications operator in Novosibirsk, for approximately US$4.5 million. At the time of the acquisition, Cellular Company had 23,200 subscribers. In February 2002, VimpelCom-Region acquired an additional 5.0% of the stock of Cellular Company for approximately US$0.2 million. The remaining 2.0% of Cellular Company is owned by our wholly-owned subsidiary, KB Impuls. Subsequent to the merger of VimpelCom-Region into VimpelCom on November 26, 2004, the common shares of Cellular Company previously owned by VimpelCom-Region were transferred to VimpelCom.

In July 2002, VimpelCom-Region acquired 107,084 common shares of Open Joint Stock Company “Orensot,” or Orensot, representing a 77.6% interest, for a purchase price of approximately US$14.2 million. Orensot has a GSM-900/1800 license for the Orenburg region, which covers approximately 2.2 million people. At the time of the acquisition, Orensot had approximately 65,800 subscribers, including 46,100 GSM subscribers. In October 2002, VimpelCom-Region acquired an additional 29,274 shares, or 21.2%, of Orensot for a purchase price of approximately US$3.9 million. As of September 30, 2004, VimpelCom-Region owned 136,358 shares, or 98.8%, of Orensot. Subsequent to the merger of VimpelCom-Region into VimpelCom on November 26, 2004, the common shares of Orensot previously owned by VimpelCom-Region were transferred to VimpelCom.

In December 2002, VimpelCom-Region acquired from Telenor and another shareholder 100.0% of the outstanding shares of Closed Joint Stock Company “Extel,” or Extel, for a purchase price of approximately US$25.3 million. VimpelCom-Region acquired 49.0% of these shares from Telenor. Subsequent to the merger of VimpelCom-Region into VimpelCom on November 26, 2004, Extel became a wholly-owned subsidiary of VimpelCom. Extel has a GSM-900 license for the Kaliningrad region, which covers approximately 0.9 million people. At the time of the acquisition, Extel had approximately 105,000 subscribers.

In December 2002, VimpelCom-Region acquired 100.0% of Limited Liability Company “Vostok-Zapad Telecom,” or Vostok-Zapad Telecom, for a purchase price of approximately US$26.6 million. Subsequent to the merger of VimpelCom-Region into VimpelCom on November 26, 2004, Vostok-Zapad Telecom became a wholly-owned subsidiary of VimpelCom. Vostok-Zapad Telecom has a GSM-1800 license for the Ural super-region and a dual band GSM-900/1800 license for the following territories within the Ural region: the Sverdlovsk region, the Kirov region, the Kurgan region, the Republic of Komi, the Republic of Udmurtia and the Yamal-Nenets autonomous district. Approximately 24.3 million people live in the Vostok-Zapad Telecom license area. At the time of the acquisition, Vostok-Zapad Telecom had no subscribers.

In January and September 2003, VimpelCom-Region acquired 90.0% and 10.0%, respectively, of the outstanding shares of Closed Joint Stock Company “StavTeleSot,” which we refer to in this Form 6-K as StavTeleSot, the largest mobile telecommunications service provider in the Stavropol region. VimpelCom-Region acquired 49.0% of these shares from Telenor. VimpelCom-Region paid an aggregate purchase price of approximately US$43.1 million for StavTeleSot. In addition, we agreed to extend a credit line to StavTeleSot in the amount of approximately US$9.2 million in order for StavTeleSot to repay a bank loan previously guaranteed by Telenor. Subsequent to the merger of VimpelCom-Region into VimpelCom on November 26, 2004, StavTeleSot became a wholly-owned subsidiary of VimpelCom.

In June 2004, we acquired approximately 93.5% of the outstanding shares of DalTelecom for a purchase price of approximately US$74.1 million. In addition, DalTelecom had short-term debt of approximately US$8.0 million at the time of acquisition. DalTelecom holds cellular licenses for a portion of the Far East super-region, the last remaining super-region in Russia for which we do not have a GSM wireless license. DalTelecom is a GSM-1800 and D-AMPS operator with licenses to operate in three of the 15 regions within the Far East super-region (Khabarovsk Krai, Amur Region and Kamchatka Region) covering a population of approximately 2.7 million people. DalTelecom’s subscriber base as of September 30, 2004 was approximately 387,300 (including approximately 336,000 GSM subscribers).

On July 13, 2004, we acquired the remaining 49.0% of common stock of Bee Line Samara for approximately US$12.9 million, resulting in Bee Line Samara becoming a wholly owned subsidiary of VimpelCom. Bee Line Samara has D-AMPS and GSM-1800 licenses for the Samara region, which covers approximately 3.3 million people. At the time of the acquisition, Bee Line Samara had approximately 103,000 D-AMPS subscribers.

On September 3, 2004, we acquired KaR-Tel through the purchase of 100.0% of the issued and outstanding shares of KaR-Tel’s parent company, Limnotex, for a purchase price of US$350.0 million, plus approximately US$2.0 million of gross acquisition costs. In addition, KaR-Tel had debt of approximately US$75.0 million, which we assumed at the time of acquisition. The US$350.0 million purchase price for KaR-Tel is subject to a possible post-closing adjustment based on a post-closing assessment by the parties of the actual level of indebtedness and cash in KaR-Tel at the time of closing. KaR-Tel holds a national GSM-900 license for Kazakhstan and at the time of the acquisition served approximately 600,000 subscribers, representing, according to our estimates, a 31.0% market share in Kazakhstan. For a description of some of the risks associated with our acquisition of KaR-Tel, please refer to the sections of the Form 6-K entitled “Risk Factors—Risks Related to Our Business—We may not realize the anticipated benefits from our acquisition of KaR-Tel, we may assume unexpected or unforeseen liabilities and obligations or incur greater than expected liabilities in connection with this acquisition” and “Risk Factors—Risks Related to Our Business—Claims by the Former Shareholders and/or the Fund or others may prevent us from realizing the expected benefits of our acquisition of KaR-Tel, result in increased liabilities and obligations, including possible defaults under our outstanding indebtedness and deprive us of the value of our ownership interest.”

Future capital requirements

Wireless service providers require significant amounts of capital to construct networks and attract subscribers. Our capital expenditures during the first nine months of 2004 were approximately US$775.8 million, the majority of which was invested in our network development and acquisitions. Our capital expenditures for the fourth quarter of 2004 were approximately US$373.0 million and our estimated capital expenditures for 2005 are approximately US$1,474.0 million, which we currently intend to invest in our network development. The actual amount of our capital expenditures for 2005 will be influenced by the pace of subscriber growth over the remainder of the period. The capital expenditure amounts stated above do not include any amounts that may be invested in acquiring existing wireless operators in various license areas and/or in the purchase of cellular licenses in these areas.

We anticipate that the funds necessary to meet our current capital requirements and those to be incurred in the foreseeable future (including with respect to any possible acquisitions) will come from:

•	cash currently held by our company;

•	operating cash flows;

•	Export Credit Agency guaranteed financing, including our non-revolving credit agreement with Svenska Handelsbanken AB (publ);

•	borrowings under bank financings, including credit lines currently available to us

•	syndicated loan facilities; and

•	debt financings from Russian and international capital markets, including the proceeds from this offering.

We believe that funds from a number of these sources, coupled with cash on hand, will be sufficient to meet our projected capital requirements for the next 12 months.

Recent Accounting Pronouncements

Accounting for Assets Retirement Obligations

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement deals with the costs of closing facilities and removing assets. SFAS No. 143 requires entities to record the fair value of a legal liability for an asset retirement obligation in the period it is incurred. This cost is initially capitalized and amortized over the remaining life of the asset. Once the obligation is ultimately settled, any difference between the final cost and the recorded liability is recognized as a gain or loss on disposition. SFAS No. 143 is effective for years beginning after June 15, 2002. VimpelCom has certain legal obligations related to rented sites for base stations, which fall within the scope of SFAS No. 143. These legal obligations include obligations to remediate leased land on which base stations are located. VimpelCom recorded the cumulative effect of an accounting change that decreased 2003 net income by US$0.3 million net of tax and minority interest, an initial asset retirement obligation of approximately US$2.3 million, and capitalized costs in the amount of US$1.8 million by increasing the carrying value of the related assets. For the year ended December 31, 2003, the capitalized costs were depreciated by approximately US$0.3 million and approximately US$0.2 million of accretion expense was recorded to increase the asset retirement obligation to its present value. As of September 30, 2004, total asset retirement obligation comprised US$5.8 million.

Qualitative and Quantitative Disclosures About Market Risk

We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations. In accordance with our policy, we do not enter into any treasury management transactions of a speculative nature.

The Russian ruble is generally non-convertible outside Russia, so our ability to hedge against further devaluation by converting to other currencies is limited. Further, our ability to convert Russian rubles into other currencies in Russia is subject to rules that restrict the purposes for which conversion and payments of foreign currencies are allowed. To the extent it is permitted under Russian regulations, we keep our cash and cash equivalents in interest bearing accounts, in U.S. dollars and Euros, in order to manage against the risk of Russian ruble devaluation. We maintain bank accounts denominated in Russian rubles, U.S. dollars and Euros. Although we attempt to match revenue and cost in terms of their respective currencies, we may experience economic loss and a negative impact on earnings as a result of foreign currency exchange rate fluctuations. Under Russian profit tax rules, maintaining cash balances denominated in any foreign currency creates taxable translation gains.

Given that much of our capital expenditures and operating costs are indexed to, or denominated in, U.S. dollars, including service costs, employee compensation expenses and interest expenses, we have taken specific steps to minimize our exposure to fluctuations in the Russian ruble. Although Russian currency control regulations require us to collect virtually all of our revenues in Russian rubles, we price and invoice in U.S. dollars and index our invoices and collections to the applicable U.S. dollar exchange rates. The average period of bank transfer from our customers’ bank accounts to our bank accounts is one business day. Our average daily cash receipts (including roaming) exceed the Russian ruble equivalent of US$6.5 million. This amount represents an exposure to changes in the exchange rate of the Russian ruble in respect of money in transit. In addition we have Russian ruble exposure from our VAT recoverable balance which is denominated in Russian rubles and may depreciate over time.

Most of our equipment financing obligations are denominated in Euros, which exposes us to risks associated with the changes in Euro exchange rates. Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk. In May 2002, we entered into a forward agreement with Citibank providing for the purchase, in November 2002, of €5.0 million at a rate of €0.897 per U.S. dollar. In August 2002, our subsidiary KB Impuls entered into a forward agreement with Citibank providing for the purchase of €89.9 million in U.S. dollars at a rate of €0.9599 per U.S. dollar in several installments during the period from January 2003 to January 2006. In accordance with the agreement dated August 2002, KB Impuls made a prepayment to Citibank in the amount of US$8.0 million, which was returned in full in September 2003. As of September 30, 2004, the fair value (mark-to-market) of the forward agreement between KB Impuls and Citibank was US$7.5 million gain. During 2003-2004, we entered into forward agreements with Standard Bank. As of September 30, 2004, the fair value (mark-to-market) of our forward agreements with Standard Bank was US$0.5 million gain. We have entered into the above-mentioned agreements to hedge our foreign currency risk associated with our equipment financing obligations denominated in Euros.

The following table summarizes information, as of December 31, 2003, about the maturity of our financial instruments that are sensitive to foreign currency exchange rates, including foreign currency denominated debt obligations. Fair value at December 31, 2003 approximates total value. Subsequent to December 31, 2003, there have been a number of changes in certain of our outstanding indebtedness. For information regarding these changes, see “—Liquidity and Capital Resources—Financing activities—2004” and “—Equipment Financing—2004” above.

	Years Ended December 31,						At Dec. 31, 2003	At Dec. 31, 2002
	2004	2005	2006	2007	2008	Thereafter
	(In millions of U.S. dollars)
Assets:
Cash and cash equivalents
Russian rubles	68.0	—	—	—	—	—	68.0	40.2
Euros and other currencies	27.5	—	—	—	—	—	27.5	40.7
Liabilities:
Euro-denominated long-term debt, including current portion
Variable rate (six-month EURIBOR plus 2.9%)	34.8	31.5	4.7	—	—	—	71.0	84.1
Variable rate (six-month EURIBOR plus 3.5%)	20.2	3.3	—	—	—	—	23.5	40.8
Fixed rate (10.0%)	11.6	7.8	2.2	—	—	—	21.6	15.0
Fixed rate (0.0%)	1.2	1.5	—	—	—	—	2.7	—
Ruble-denominated long-term debt, including current portion
Fixed rate (4.0%-21.0%)	104.1	—	—	—	—	—	104.1	4.4
Central Bank of Russia:
US$/Russian ruble exchange rate	—	—	—	—	—	—	29.4545	31.7844
Central Bank of Russia:
Euro/US$ cross rate	—	—	—	—	—	—	1.2502	1.0417
Forward agreement to purchase Euro for U.S. dollars at a fixed rate of EURO 1.1526 per U.S. dollar	5.76	5.53	—	—	—	—	11.3	—
Forward agreement to purchase Euro for U.S. dollars at a fixed rate of EURO 1.1455 per U.S. dollar	1.0	1.4	—	—	—	—	2.4	—
Forward agreement to purchase Euro for U.S. dollars at a fixed rate of EURO 1.1461 per U.S. dollar	1.6	0.8	—	—	—	—	2.4	—
Forward agreement to purchase Euro for U.S. dollars at a fixed rate of EURO 0.9599 per U.S. dollar	33.0	16.3	0.3	—	—	—	49.6	86.3

Our vendor financing agreements with Alcatel bear interest at rates ranging from EURIBOR plus 2.9% to EURIBOR plus 3.5%. Our credit lines with Svenska Handelsbanken AB (publ) and Nordea Bank Sweden AB (publ) bear interest at rates ranging from LIBOR plus 0.325% to LIBOR plus 0.7%. As of September 30, 2004, approximately US$236.5 million (including US$71.0 million denominated in Euros) of our outstanding indebtedness bore interest at variable rates compared to US$170.1 million (including US$103.3 million denominated in Euros) as of September 30, 2003. As of September 30, 2004, approximately US$2.5 million of our vendor financing agreements bore zero interest rate.

The interest rate under the Sberbank credit lines for our company may change upon the occurrence of certain events. This potential change in the interest rate is not directly linked to the change in market interest rates. The following table provides information, as of December 31, 2003, about the maturity of our debt obligations for the periods indicated below, which are potentially subject to changes in interest rates. Subsequent to December 31, 2003, there have been a number of changes in certain of our outstanding indebtedness. For information regarding these changes, see “—Liquidity and Capital Resources—Financing activities—2004” and “—Equipment Financing—2004” above.

	Years Ended December 31,									At Dec. 31, 2003	At Dec. 31, 2002
	2004		2005		2006		2007	2008	Thereafter
	(In millions of U.S. dollars)
Vendor financing	11.6		7.8		2.2		—	—	—	21.6	15.0
Fixed rate	8.0 10.0	%- %	8.0 10.0	%- %	8.0 10.0	%- %	—	—	—	—	—
Bank loans
VimpelCom loan from J.P. Morgan AG (funded by the issuance of loan participation notes by J.P. Morgan AG), U.S. dollar-denominated	—		250.0		—		—	—	—	250.0	250.0
Fixed rate	—		10.45%		—		—	—	—	—	—
VimpelCom loan from Sberbank, U.S. dollar-denominated	16.7		—		—		—	—	—	16.7	50.1
Fixed rate, subject to change by Sberbank	9.5%		—		—		—	—	—	—	—
VimpelCom-Region loan from Sberbank, U.S. dollar-denominated	3.5		14.0		29.4		23.1	—	—	70.0	39.4
Fixed rate, subject to change by Sberbank	11.5%		11.5%		11.5%		11.5%	—	—	—	—
Ruble-denominated bonds	101.9		—		—		—	—	—	101.9	—
Fixed rate, subject to change by VimpelCom Finance following second interest payment	8.8%		—		—		—	—	—	—	—
Other loans, Russian ruble denominated (in millions of U.S. dollars based on the Central Bank exchange rate of US$/Ruble 29.4545)	2.3		—		—		—	—	—	2.3	2.5
Fixed rate	4.0 21.0	%- %	—		—		—	—	—	—	—
Other loans, U.S. dollar-denominated	1.6		—		—		—	—	—	1.6	1.9
Fixed rate	12.0%		—		—		—	—	—	—	—

Our cash and cash equivalents are not subject to any material interest rate risk.

Additional Reconciliations of Non-U.S. GAAP Financial Measures (Unaudited)

ARPU and SAC are non-U.S. GAAP financial measures. ARPU is used to measure the average monthly services revenue on a per subscriber basis. ARPU is calculated as service revenue generated by subscribers, including roaming revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, divided by the average number of our subscribers for the period. SAC is used to measure the average cost of adding a new subscriber. SAC is calculated as dealers’ commissions, advertising expenses and handset subsidies for the relevant period divided by the number of new subscribers added in the period.

We believe that ARPU and SAC provide useful information to investors because they are indicators of the performance of our business operations and assist management in budgeting. We believe that ARPU provides management with useful information concerning usage and acceptance of our services. We believe that SAC assists management in quantifying the incremental costs to acquire a new subscriber. Non-U.S. GAAP financial measures should not be viewed in isolation or as an alternative to other figures reported under U.S. GAAP. Reconciliation of ARPU to service revenue and connection fees and SAC to selling, general and administrative expenses, the most directly comparable U.S. GAAP financial measures, is presented below.

Reconciliation of ARPU to Service Revenue and Connection Fees

(Unaudited, in thousands of U.S. dollars, except for ARPU and subscriber amounts)

	Years Ended December 31,										Nine Months Ended September 30,
	2003		2002		2001		2000		1999		2004		2003
Total ARPU:
Service revenue and connection fees	US$	1,266,662	US$	727,868	US$	383,321	US$	252,333	US$	206,542	US$	1,456,989	US$	880,340
Less: Connection fees		1,282		1,962		2,079		711		887		527		1,077
Less: Revenue from rent of fiber-optic channels		1,299		1,831		2,032		813		2,135		1,261		958
Service revenue used to calculate ARPU		1,264,081		724,075		379,210		250,809		203,520		1,455,201		878,305
Average number of subscribers (‘000)		7,749		3,305		1,208		562		172		15,042		6,906
Average revenue per subscriber per month	US$	13.6	US$	18.3	US$	26.2	US$	37.2	US$	98.6	US$	10.7	US$	14.1
Moscow license area ARPU:
Total operating revenues	US$	977,199	US$	718,429	US$	420,387		—		—	US$	936,487	US$	696,291
Less: Revenues from sales of handsets and accessories and other revenues		87,883		53,417		45,420		—		—		102,515		59,405
Less: Connection fees		777		1,727		1,904		—		—		355		879
Less: Revenue from rent of fiber-optic channels		1,299		1,831		2,032		—		—		1,261		958
Service revenue used to calculate ARPU		887,240		661,454		371,031		—		—		832,356		635,049
Average number of subscribers (‘000)		4,522		2,835		1,168		—		—		6,108		4,242
Moscow license area average revenue per subscriber per month	US$	16.4	US$	19.4	US$	26.5		—		—	US$	15.1	US$	16.6
Regional ARPU:
Total operating revenues	US$	459,355	US$	88,013	US$	11,973		—		—	US$	704,920	US$	299,909
Less: Revenues from sales of handsets and accessories		35,335		17,219		2,423		—		—		27,330		25,801
Less: Other revenues		7,102		647		68		—		—		4,464		4,423
Less: Connection fees		522		298		284		—		—		323		499
Service revenue used to calculate ARPU		416,396		69,849		9,198		—		—		672,803		269,186
Average number of subscribers (‘000)		3,227		469		35		—		—		8,861		2,663
Regional average revenue per subscriber per month	US$	10.8	US$	12.4	US$	21.9		—		—	US$	8.4	US$	11.2
Kazakhstan ARPU:
Total operating revenues		—		—		—		—		—	US$	10,759		—
Less: Revenues from sales of handsets and accessories		—		—		—		—		—		—		—
Less: Other revenues		—		—		—		—		—		—		—
Less: Connection fees		—		—		—		—		—		—		—
Service revenue used to calculate ARPU		—		—		—		—		—		10,759		—
Average number of subscribers (‘000)		—		—		—		—		—		661		—
Kazakhstan average revenue per subscriber per month		—		—		—		—		—	US$	16.3		—

Reconciliation of SAC to Selling, General and Administrative Expenses

(Unaudited, in thousands of U.S. dollars, except for SAC and subscriber amounts)

	Years Ended December 31,						Nine Months Ended September 30,
	2003		2002		2001		2004		2003
Total:
Selling, general and administrative expenses	US$	467,655	US$	271,963	US$	149,052	US$	489,063	US$	318,891
Less: General and administrative expenses		290,870		171,991		91,230		313,025		199,337
Sales and marketing expenses, including	US$	176,785	US$	99,972	US$	57,822	US$	176,038	US$	119,554
advertising & marketing expenses		50,867		28,887		19,885		46,493		34,631
dealers’ commission expense		125,918		71,085		37,937		129,545		84,923
New gross subscribers (‘000)		9,144		3,896		1,536		11,861		5,974
Total Subscriber Acquisition Cost	US$	19.3	US$	25.7	US$	37.6	US$	14.8	US$	20.0
Moscow license area SAC:
Selling, general and administrative expenses	US$	308,745	US$	225,111	US$	138,510	US$	256,441	US$	217,113
Less: General and administrative expenses		193,256		138,218		82,082		180,149		134,800
Sales and marketing expenses, including	US$	115,489	US$	86,893	US$	56,428	US$	76,292	US$	82,313
advertising & marketing expenses		31,031		21,930		19,132		29,425		21,935
dealers’ commission expense		84,458		64,963		37,296		46,867		60,378
New gross subscribers (‘000)		4,055		2,762		1,447		3,000		2,888
Moscow license area Subscriber Acquisition Cost	US$	28.5	US$	31.5	US$	39.0	US$	25.4	US$	28.5
Regional SAC:
Revenues from sales of handsets and accessories	US$	35,335	US$	17,219	US$	2,423	US$	27,329	US$	23,207
Less: Cost of handsets and accessories sold		33,098		18,530		2,558		26,888		21,306
Handsets and accessories subsidies		—	US$	1,311	US$	135	US$	0	US$	0
Selling, general and administrative expenses	US$	170,153	US$	49,551	US$	11,895	US$	240,423	US$	108,082
Less: General and administrative expenses		108,503		35,873		10,688		141,346		70,363
Sales and marketing expenses, including	US$	61,650	US$	13,678	US$	1,207	US$	99,077		37,719
advertising & marketing expenses		19,835		7,189		763		16,821		12,695
dealers’ commission expense		41,815		6,489		444		82,256		25,024
Handsets and accessories subsidies		—	US$	1,311	US$	135	US$	0	US$	0
Sales and marketing expenses		61,650		13,678		1,207		99,077		37,719
Customer acquisition costs	US$	61,650	US$	14,989	US$	1,342	US$	99,077	US$	37,719
New gross subscribers (‘000)		5,089		1,134		89		8,819		3,086
Regional Subscriber Acquisition Cost	US$	12.1	US$	13.2	US$	15.1	US$	11.2	US$	12.2
Kazakhstan SAC:
Revenues from sales of handsets and accessories		—		—		—		—		—
Less: Cost of handsets and accessories sold		—		—		—		—		—
Handsets and accessories subsidies		—		—		—		—		—
Selling, general and administrative expenses		—		—		—	US$	1,944		—
Less: General and administrative expenses		—		—		—		886		—
Sales and marketing expenses, including		—		—		—	US$	1,058		—
advertising & marketing expenses		—		—		—		247		—
dealers’ commission expense		—		—		—		811		—
Handsets and accessories subsidies		—		—		—		—		—
Sales and marketing expenses		—		—		—		1,058		—
Customer acquisition costs		—		—		—	US$	1,058		—
New gross subscribers (‘000)		—		—		—		42		—
Kazakhstan Subscriber Acquisition Cost		—		—		—	US$	25.2		—

INDEX TO FINANCIAL STATEMENTS

OF OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

Unaudited Condensed Consolidated Balance Sheets	F-1

Unaudited Condensed Consolidated Statements of Income	F-2

Unaudited Condensed Consolidated Statements of Cash Flows	F-3

Notes to Unaudited Condensed Consolidated Financial Statements	F-4

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2004 (unaudited)		December 31, 2003 (Note 1)
	(In thousands of US dollars, except share amounts)
Assets
Current assets:
Cash and cash equivalents	US$	189,044	US$	157,611
Trade accounts receivable		100,766		113,092
Inventory		24,605		17,905
Deferred income taxes		58,863		21,377
Input value added tax		181,925		175,045
Other current assets		83,190		41,213

Total current assets		638,393		526,243
Property and equipment, net		1,990,951		1,460,542
Telecommunications licenses and allocations of frequencies, net		380,531		103,817
Other intangible assets, net		318,465		59,369
Due from related parties		746		1,171
Deferred income taxes		1,738		—
Other assets		276,191		151,090

Total assets	US$	3,607,015	US$	2,302,232

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	US$	223,699	US$	158,467
Due to related parties		4,285		8,603
Due to employees		20,264		14,791
Accrued liabilities		40,933		10,153
Taxes payable		59,425		101,294
Deferred revenue		2,667		2,701
Deferred income taxes		1,256		1,451
Customer advances		188,046		140,756
Customer deposits		35,336		40,719
Capital lease obligations, current portion		4,754		6,587
Ruble denominated bonds payable, current portion (Note 7)		—		101,852
Bank loans, current portion (Note 6)		399,943		35,343
Equipment financing obligations, current portion		71,340		70,935

Total current liabilities		1,051,948		693,652
Deferred income taxes		189,184		34,380
Rouble denominated bonds payable, less current portion (Note 7)		99,652		—
Bank loans, less current portion (Note 6)		698,086		330,112
Capital lease obligations, less current portion		6,000		9,154
Equipment financing obligations, less current portion		44,645		53,008
Accrued liabilities		6,248		4,046
Commitments and contingent liabilities (Note 14)		—		—
Minority interest		237,553		179,664
Shareholders’ equity:
Convertible voting preferred stock (.005 roubles nominal value per share), 10,000,000 shares authorized; 6,426,600 shares issued and outstanding		—		—
Common stock (.005 roubles nominal value per share), 90,000,000 shares authorized; 40,332,201 shares issued		90		90
Additional paid-in capital		571,199		569,828
Retained earnings		698,533		429,262
Accumulated other comprehensive income, net of tax of US$969		7,132		2,466
Treasury stock, at cost, 151,875 shares of common stock (December 31, 2003: 160,634)		(3,255)		(3,430)

Total shareholders’ equity		1,273,699		998,216

Total liabilities and shareholders’ equity	US$	3,607,015	US$	2,302,232

The accompanying notes are an integral part of these condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended September 30,
	2004		2003
	(In thousands of US dollars, except per share (ADS) amounts)
Operating revenues:
Service revenues and connection fees	US$	1,456,989	US$	880,340
Sales of handsets and accessories		51,583		44,719
Other revenues		2,386		2,799

Total operating revenues		1,510,958		927,858
Operating expenses:
Service costs		226,546		134,234
Cost of handsets and accessories sold		44,726		37,840
Selling, general and administrative expenses		489,063		318,891
Depreciation		190,803		108,486
Amortization		33,618		24,981
Impairment of long-lived assets (Note 10)		7,354		—
Provision for doubtful accounts		8,241		10,556

Total operating expenses		1,000,351		634,988
Operating income		510,607		292,870
Other income and expenses:
Interest income		4,088		5,866
Other income		1,625		1,099
Interest expense		(51,706)		(51,907)
Net foreign exchange gain		4,511		1,976
Other expenses		(2,608)		(2,291)

Total other income and expenses		(44,090)		(45,257)
Income before income taxes and minority interest		466,517		247,613
Income tax expense (Note 4)		135,137		70,187
Minority interest in net earnings of subsidiaries		62,109		11,202
Net income	US$	269,271	US$	166,224

Basic EPS (Note 12):
Net income per common share	US$	6.70	US$	4.37

Weighted average common shares outstanding		40,176		38,079

Net income per ADS equivalent	US$	5.03	US$	3.28

Diluted EPS (Note 12):
Net income per common share	US$	5.77	US$	3.73

Weighted average diluted shares		46,653		44,539

Net income per ADS equivalent	US$	4.33	US$	2.80

The accompanying notes are an integral part of these condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,
	2004		2003
	(In thousands of US dollars)
Net cash provided by operating activities	US$	551,496	US$	364,152
Proceeds from bank and other loans		716,534		144,800
Repayments of bank and other loans		(27,148)		(70,646)
Proceeds from issuance of rouble denominated bonds		90,470		97,119
Repayment of rouble denominated bonds		(94,214)		—
Capital contribution in a consolidated subsidiary by minority shareholders		—		58,520
Payments of fees in respect of debt issue		(10,791)		(1,815)
Repayment of equipment financing obligations		(55,234)		(182,468)
Repayment of capital lease obligations		(401)		(860)

Net cash provided by financing activities		619,216		44,650
Purchase of property and equipment		(622,286)		(341,512)
Proceeds from sale of property and equipment		—		12,432
Purchase of StavTeleSot stock, net of cash acquired of US$658		—		(42,455)
Purchase of minority interest in Bee-Line Samara		(12,884)		—
Purchase of DTI stock, net of cash acquired of US$382		(73,689)		—
Purchase of KaR-Tel stock, net of cash acquired of US$6,543		(345,427)		—
Purchase of intangible assets		(6,541)		(15,083)
Purchase of other assets		(77,741)		(18,774)

Net cash used in investing activities		(1,138,568)		(405,392)
Effect of exchange rate changes on cash		(711)		5,883

Net increase in cash		31,433		9,293
Cash and cash equivalents at beginning of period		157,611		263,657

Cash and cash equivalents at end of period	US$	189,044	US$	272,950

Supplemental cash flow information
Non-cash activities:
Equipment acquired under financing and capital lease agreements	US$	4,517	US$	89,562
Accounts payable for equipment and other long-lived assets		82,186		36,356
Operating activities financed by sale of treasury stock		1,546		3,171
Acquisitions:
Fair value of assets acquired		484,287		73,290
Difference between the amount paid and the fair value of net assets acquired		174,771		(4,699)
Cash paid for the capital stock		(426,041)		(43,113)

Liabilities assumed	US$	233,017	US$	25,478

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month periods ended September 30, 2004, and 2003

(Amounts presented are in thousands of US dollars unless otherwise indicated and except per share (ADS) amounts)

1.	Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) for interim financial information and with the instructions of the United States Securities and Exchange Commission to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by US GAAP for annual complete financial statements. In the opinion of VimpelCom’s management, all adjustments (consisting of normal, recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 2004, are not necessarily indicative of the results that may be expected for the year ended December 31, 2004. For further information, refer to VimpelCom’s audited consolidated financial statements for the year ended December 31, 2003.

The balance sheet at December 31, 2003, presented herein has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by US GAAP for annual complete financial statements.

Foreign Currency Translation

The functional currency of VimpelCom and its subsidiaries, except for Closed Joint Stock Company Cellular Company (“Cellular Company”), Open Joint Stock Company Orensot (“Orensot”), Closed Joint Stock Company StavTeleSot (“StavTeleSot”), Open Joint Stock Company DalTelecom International (“DTI”) and Limited Liability Partnership KaR-Tel (“KaR-Tel”), is the US dollar because the majority of their revenues, costs, property and equipment purchased, debt and trade liabilities are either priced, incurred, payable or otherwise measured in US dollars. Accordingly, transactions and balances not already measured in US dollars (primarily Russian roubles and Euros) have been re-measured into US dollars in accordance with the relevant provisions of US Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”.

Under SFAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange gains and losses arising from re-measurement of monetary assets and liabilities that are not denominated in US dollars are credited or charged to operations.

Cellular Company’s, Orensot’s, StavTeleSot’s and DTI’s functional currency is the Russian rouble and Kar-Tel’s functional currency is the Kazakhstan tenge because the majority of their revenues, costs, property and equipment purchased, and debt and trade liabilities are either priced, incurred, payable or otherwise measured in Russian roubles and Kazakhstan tenge, respectively. Assets and liabilities of these companies are translated into US dollars at exchange rates prevailing on the balance sheet date; revenues, expenses, gains and losses are translated into US dollars at historical exchange rates prevailing on the transactions dates. Translation adjustments resulting from the process of translating their financial statements into US dollars are reported in other comprehensive income, a separate component of shareholders’ equity.

The rouble is not a fully convertible currency outside the territory of the Russian Federation. Within the Russian Federation, official exchange rates are determined daily by the Central Bank of Russia (“CBR”). Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the CBR.

The Kazakhstani tenge is not a fully convertible currency outside the territory of Republic of Kazakhstan. Within Republic of Kazakhstan, transactions denominated in foreign currencies are recorded using the market exchange rates quoted by the Kazakhstani Stock Exchange (“KASE”).

As of September 30, 2004, December 31, 2003, and September 30, 2003, the official CBR’s rates of exchange were 29.22 roubles = US$1, 29.45 roubles = US$1 and 30.61 roubles = US$1, respectively. As of September 30, 2004, December 31, 2003, and September 30, 2003, the official KASE’s rates of exchange were 134.56 tenge = US$1, 144.22 tenge = US$1 and 148.93 tenge = US$1, respectively. The translation of

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

rouble-denominated and tenge-denominated assets and liabilities into US dollars for the purposes of these financial statements does not indicate that VimpelCom could realize or settle, in US dollars, the reported values of these assets and liabilities. Likewise, it does not indicate that VimpelCom could return or distribute the reported US dollar value of capital to its shareholders.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

Doubtful Accounts

VimpelCom reviews the valuation of accounts receivable on a monthly basis. The allowance for doubtful accounts is estimated based on historical experience of cash collections and future expectations of conditions that might impact the collectibility of accounts.

Property and Equipment

Property and equipment is stated at historical cost. Telecommunications equipment, including equipment acquired under capital leases, is depreciated using the straight-line method over its estimated useful life of seven years, or the lease term, whichever is shorter. Buildings and leasehold improvements are depreciated using the straight-line method over estimated useful lives of twenty years. Office and measuring equipment, and vehicles and furniture are depreciated using the straight-line method over estimated useful lives ranging from five to ten years.

Repair and maintenance costs are expensed as incurred.

Intangible Assets

Intangible assets consist primarily of telephone line capacity, wireless licenses, goodwill and other intangible assets. VimpelCom capitalizes payments made to third party suppliers to acquire access to and for use of telephone lines (telephone line capacity). These payments are accounted for as intangible assets and are amortized on a straight-line basis over ten years. Licenses are amortized on a straight-line basis until the expiration date of the licenses. Other intangible assets are amortized on a straight-line basis over their estimated useful lives, generally from four to ten years.

Goodwill represents the excess of consideration paid over the fair value of net assets acquired in purchase business combinations and is not amortized. VimpelCom has acquired identifiable intangible assets through its acquisition of interests in various enterprises. The cost of acquired entities at the date of acquisition is allocated to identifiable assets and the excess of the total purchase price over the amounts assigned to identifiable assets is recorded as goodwill.

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, VimpelCom continues to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. In accordance with SFAS No. 142, VimpelCom tests goodwill and indefinite-lived intangible assets for impairment on an annual basis. Additionally, goodwill and indefinite-lived intangible assets are tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors.

Long-Lived Assets

VimpelCom accounts for impairment of long-lived assets, except for goodwill, in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

During the second quarter of 2004, certain impairment indicators were present which indicated that the carrying amount of certain assets in Open Joint Stock Company Bee-Line Samara (“Bee-Line Samara”), a subsidiary of VimpelCom, may not be recoverable. VimpelCom then determined that an impairment of certain assets had in fact occurred during the quarter ended June 30, 2004, and has recorded an impairment charge in the accompanying condensed consolidated statement of income. (Note 10)

Revenue Recognition

VimpelCom earns service revenues for usage of its cellular system, which include airtime charges from contract and prepaid subscribers, monthly contract fees, roaming charges and charges for value added services. Roaming revenues include revenues from VimpelCom customers who roam outside their selected home coverage area and revenues from other wireless carriers for roaming by their customers on VimpelCom’s network. Value added services include short messages (“SMS”), caller number identification, voice mail, call waiting and data transmission. Generally, these features generate additional revenues through monthly subscription fees or increased wireless usage through utilization of the features. Service revenue is generally recognized when the services (including value added services and roaming revenue) are rendered. Revenue on prepaid cards is deferred and recognized when services are rendered. Revenues from equipment sales are recognized in the period in which the equipment is sold. Revenues are stated net of value-added tax and sales tax charged to customers.

VimpelCom determined that the sale of wireless services through VimpelCom’s direct sales channel with an accompanying handset constitutes a revenue arrangement with multiple deliverables. In accordance with the provisions of the Emerging Issue Task Force (“EITF”) 00-21 “Revenue Arrangements with Multiple Deliverables”, VimpelCom allocates the arrangement consideration to the separate units of accounting, including the wireless service and handset, based on their relative fair values.

In accordance with the provisions of the US SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition in Financial Statements”, VimpelCom defers telecommunications connection fees. The deferral of revenue is recognized over the estimated average subscriber life, which is generally two years.

Deferred Taxes

VimpelCom computes and records income tax in accordance with SFAS No. 109, “Accounting for Income Taxes”. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Concentration of Credit Risk

Trade accounts receivable consist of amounts due from subscribers for airtime usage and amounts due from dealers and subscribers for equipment sales. In certain circumstances, VimpelCom requires deposits as collateral for airtime usage. In addition, VimpelCom has introduced a prepaid service for both DAMPS and GSM networks. Equipment sales are typically paid in advance of delivery, except for equipment sold to dealers on credit terms. VimpelCom’s credit risk arising from its trade accounts receivable from subscribers is mitigated due to the large number of its subscribers, of which approximately 86% subscribed to a prepaid service as of September 30, 2004 and, accordingly, do not give rise to credit risk. VimpelCom’s credit risk arising from its trade accounts receivable from dealers is mitigated due to the large number of dealers. Management periodically reviews the history of payments and credit worthiness of the dealers.

VimpelCom deposits available cash with financial institutions in the Russian Federation. Deposit insurance is not offered to financial institutions operating in Russia. To manage this credit risk, VimpelCom allocates its available cash, mainly in US dollars, to a variety of Russian banks and Russian affiliates of international banks. Management periodically reviews the credit worthiness of the banks in which it deposits cash.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Input value added tax (VAT), representing amounts payable or paid to suppliers, is recoverable from the tax authorities via offset against VAT payable to the tax authorities on VimpelCom’s revenue or direct cash receipts from the tax authorities. Management periodically reviews the recoverability of the balance of input value added tax and believes it is fully recoverable within one year.

VimpelCom issues advances to a variety of vendors of property and equipment for its network development. The contractual arrangements with the most significant vendors (Alcatel and Technoserve A/S) provide for equipment financing in respect of certain deliveries of equipment. VimpelCom periodically reviews the financial position of vendors and their compliance with the contract terms.

Fair Value of Financial Instruments

The carrying amounts for financial instruments, consisting of cash and cash equivalents, trade accounts receivable, forward agreement and obligations under accounts payable approximate their fair value.

The fair value of bank loans, equipment financing obligations and rouble denominated bonds (based on future cash flows discounted at current market rates) were as follows:

	September 30, 2004		December 31, 2003

Rouble denominated bonds	US$	103,509	US$	103,430
Sberbank loan to VimpelCom-Region		86,003		76,425
Sberbank loan to VimpelCom		131,639		16,760
J.P. Morgan AG		270,279		271,759
Technoserve A/S - VimpelCom-Region		12,427		19,263
Technoserve A/S - VimpelCom		1,653		2,859
General DataCom		2,803		4,382
UBS (Luxemburg) S.A.		492,544		—
Kazkommertzbank		37,772		—
Almaty Merchant Bank		10,568		—

Stock-Based Compensation

VimpelCom follows the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, for its stock option plan. SFAS No. 123 generally allows companies to either account for stock-based compensation under the provisions of SFAS No. 123 or under the provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and to make disclosures in accordance with the provisions of SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of SFAS No. 123.” VimpelCom has elected to account for its stock-based compensation in accordance with the provisions of APB No. 25 and related Interpretations and present pro forma disclosures of results of operations as if the fair value method had been adopted.

The following table illustrates the effect on net income and earnings per share if VimpelCom had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

	Nine months ended September 30
	2004		2003
Net income, as reported	US$	269,271	US$	166,224
Add: Compensation expense in respect of 2000 Stock Option Plan, as reported		7,892		3,978
Deduct: Compensation expense in respect of 2000 Stock Option Plan determined under fair value based method for all awards		(2,633)		(749)

Pro forma net income	US$	274,530	US$	169,453

Earnings per share:
Basic - as reported	US$	6.70	US$	4.37
Basic - pro forma	US$	6.83	US$	4.45
Diluted - as reported	US$	5.77	US$	3.73
Diluted - pro forma	US$	5.88	US$	3.80

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities”. FIN No. 46 amended Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, and established standards for determining under what circumstances a variable interest (“VIE”) should be consolidated with its primary beneficiary. FIN No. 46 also requires disclosure about VIEs that are not required to be consolidated but in which the reporting entity has a significant variable interest. In December 2003, the FASB revised certain implementation provisions of FIN No. 46. The revised interpretation (“FIN No. 46R”) substantially retained the requirements of immediate application of FIN No. 46 to VIEs created after January 31, 2003. With respect to older VIEs, the consolidation requirements under FIN No. 46R apply not later than for the first financial year or interim period ending after December 15, 2003, if such a VIE is a special-purpose entity (“SPE”), and no later than for the first financial year or interim period ending after March 15, 2004, if such a VIE is not an SPE.

VimpelCom completed an evaluation of this guidance and concluded that the adoption of the provisions of FIN No. 46 did not have a material impact on its consolidated financial statements.

Business Combinations

VimpelCom accounts for its business acquisitions under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying assets, including intangible assets, and liabilities based on their respective estimated fair values. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives, and market multiples, among other items.

Recent Accounting Pronouncements

In October 2003, the FASB concluded that Statement on Financial Accounting Standard (“SFAS”) No. 123R, “Share Based Compensation”, which would require VimpelCom to measure compensation cost for all share-based payments, including employee stock based compensations, at fair value would be effective for interim or annual periods beginning after June 15, 2005. VimpelCom is currently estimating the impact of SFAS No. 123R on the results of operations and financial condition.

Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements and prior quarters’ condensed consolidated financial statements to conform to the current year presentation. Unamortized debt issue costs were included in other assets.

2.	CHANGE IN ESTIMATE

In January 2004, VimpelCom changed the estimated useful life of GSM telecommunications equipment from 9.5 to 7 years. The change decreased net income for the nine-month period ended September 30, 2004 by approximately US$23,178, equivalent to US$0.58 per share of common stock – basic and US$0.50 per share of common stock – diluted. This change occurred due to VimpelCom’s continuing evaluation of its use of various technologies combined with the January 2004 announcements of the plans of the Russian Government to initiate the process of awarding licenses for new mobile communications technologies.

3.	ACQUISITIONS

DTI

In June 2004, VimpelCom acquired 93.52% of common stock of DTI, a cellular operator in the Far East region, for US$74,071. The primary reason for the acquisition was obtaining frequencies allocated to DTI under its mobile telecommunications license. The acquisition was recorded under the purchase method of accounting. The fair value of identifiable net assets acquired amounted to US$57,908. The excess of the acquisition cost over the fair market value of the identifiable net assets of DTI amounted to US$16,163, was recorded as goodwill, assigned to the regions outside of Moscow license area reportable segment, and is

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

subject to annual impairment tests. The results of operations of DTI were included in the accompanying condensed consolidated statement of income from the date of acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, based on the third-party valuation:

	As of June 30, 2004
Current assets	US$	3,461
Property and equipment		22,517
Licenses and allocation of frequencies (7.6 years weighted-average useful life)		38,686
Other intangible assets (6.0 years weighted-average useful life)		18,842
Goodwill		16,163
Other non-current assets		3,149

Total assets acquired		102,818
Current liabilities		(13,438)
Long-term liabilities		(15,309)

Total liabilities assumed		(28,747)

Net assets acquired	US$	74,071

Bee-Line Samara

On July 13, 2004, VimpelCom increased its share of ownership in Bee-Line-Samara to 100% by acquiring the remaining 49% of Bee-Line Samara common stock, which VimpelCom did not previously own, for US$12,884. The acquisition was recorded under the purchase method of accounting. The fair value of 49% of net assets acquired approximated the cost of acquisition.

KaR-Tel

On September 3, 2004, VimpelCom Finance B.V., a wholly owned subsidiary of VimpelCom, acquired 100% of common stock of KaR-Tel, the second largest cellular operator in Kazakhstan, through the acquisition of 100% of the issued and outstanding shares of Limnotex Developments Limited (“Limnotex”), a company registered and existing under the laws of the Republic of Cyprus. By acquiring Limnotex VimpelCom Finance B.V. also obtained control over the following enterprises: Wenthorp Industries, Ltd (100%) and Irington Developments, Ltd. (100%), the companies registered and existing under the Laws of the Republic of Seychelles. By acquiring KaR-Tel VimpelCom Finance B.V. also obtained control over Closed Joint Stock Company Technical Centre KaR-Tel, a wholly owned subsidiary of KaR-Tel.

The US$351,970 purchase price that VimpelCom Finance B.V. paid in cash is subject to a possible post-closing adjustment based on a post-closing assessment by the parties of the actual level of indebtedness and cash in KaR-Tel at the date of acquisition. The primary reasons for the acquisition were expansion outside of the Russian Federation and obtaining the frequencies allocated to KaR-Tel under its mobile telecommunications license. The acquisition was recorded under the purchase method of accounting. The fair value of net assets acquired comprised US$194,209. The excess of acquisition cost over the fair market value of the consolidated net assets of Limnotex amounted to US$157,761, was recorded as goodwill, assigned to Kazakhstan license area reportable segment, and is subject to annual impairment tests. The consolidated results of operations of Limnotex were included in the accompanying condensed consolidated statement of income from the date of acquisition.

VimpelCom Finance B.V. has not yet obtained all information required to complete the purchase price allocation related to these acquisition. The final allocation is expected to be completed in the fourth quarter 2004. The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, based on the preliminary third-party valuation:

	As of September 30, 2004
Current assets	US$	16,604
Property and equipment		63,498
Licenses and allocation of frequencies (9.5 years weighted-average useful life)		246,837
Other intangible assets (9.25 years weighted-average useful life)		68,701
Goodwill		157,761
Other non-current assets		1,992

Total assets acquired		555,393
Current liabilities		(84,117)
Long-term liabilities		(119,306)

Total liabilities assumed		(203,423)

Net assets acquired	US$	351,970

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

VimpelCom Finance B.V. believes that the KaR-Tel acquisition resulted in the recognition of goodwill primarily because of its industry position, management strength and potential to serve as a platform for the consolidation of the business segment.

Recognizing the benefits of local expertise when entering a new country, VimpelCom Finance B.V. is currently in discussions with a potential local partner(s) to sell for cash (on the same pricing terms as paid by VimpelCom Finance B.V.) a minority interest of up to 50% minus one share in Limnotex.

The following unaudited pro forma combined results of operations for VimpelCom give effect to DTI and KaR-Tel business combination as if they had occurred at the beginning of 2004. These pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of VimpelCom had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

	Nine month periods ended September 30,
	2004		2003
Pro forma total operating revenues	US$	1,603,600	US$	993,680
Pro forma net income		291,515		176,273
Pro forma basic net income per common share		7.26		4.63
Pro forma diluted net income per common share		6.25		3.96

4.	INCOME TAXES

The provision for income taxes varies from expected income tax expense calculated at the statutory rate due to certain tax exemptions applicable under Russian tax legislation, to the non-deductibility of certain expenses and income being generated in jurisdiction having higher tax rates (Republic of Kazakhstan – 30%). Income tax exemptions relate primarily to accumulated tax losses, which may be carried forward for use against future income. Non-deductible expenses consist primarily of legal, consulting, representational and other expenses in excess of allowable limits.

5.	COMPREHENSIVE INCOME

For the nine-month periods ended September 30, 2004 and 2003, comprehensive income for VimpelCom comprised US$273,937 and US$167,933, respectively. Comprehensive income for the nine-month periods ended September 30, 2004 and 2003, included net income in the amount of US$269,271 and US$166,224, respectively, and other comprehensive income (foreign currency translation adjustment) in the amount of US$4,666 and US$1,709, net of minority interest in the amount of US$2,669, and US$1,191, respectively.

6.	BANK LOANS

On February 24, 2004, Svenska Handelsbanken AB provided a seven-year, US dollar denominated, credit line of US$69,700 to Open Joint Stock Company VimpelCom-Region (“VimpelCom-Region”), a subsidiary of VimpelCom. VimpelCom-Region has the right to draw down the entire amount before November 10, 2004. The loan is to be repaid in fourteen equal instalments, on a semi-annual basis, commencing not later than November 20, 2004. The loan bears interest at the rate of six-month LIBOR plus 0.325%, which is

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

payable semi-annually. Under the loan agreement, VimpelCom-Region is subject to certain defined debt covenant restrictions, including several restrictions related to financial condition. As of September 30, 2004, VimpelCom-Region drawn US$62,659 under this credit line.

On February 24, 2004, VimpelCom-Region and Svenska Handelsbanken AB signed a pledge agreement. Under the pledge agreement, certain equipment and related software received under a Supply Contract with Ericsson AB is to be pledged as security for the obligations under the Svenska Handelsbanken AB credit agreement.

VimpelCom irrevocably and unconditionally guarantees twenty percent of VimpelCom-Region’s obligations under this credit line. The credit line is also secured by a guarantee from the Swedish Export Credit Guarantee Board “EKN” (“EKN”). In April 2004 VimpelCom-Region paid EKN US$6,845, 9.82% of the total committed amount. This fee was included, net of related accumulated amortization of US$407, in other assets in the accompanying condensed consolidated balance sheet. Amortization of debt issuance costs is included in interest expense in the accompanying condensed consolidated financial statements.

In April 2004, Sberegatelny Bank of the Russian Federation (“Sberbank”) provided a five-year, US dollar denominated, secured, non-revolving credit line of US$130,000 to VimpelCom. VimpelCom has the right to draw down the entire amount on or before April 14, 2005. The loan is to be repaid in eight equal instalments, on a quarterly basis, commencing February 27, 2007. The interest rate as of September 30, 2004 was 8.5% per annum and is subject to change by Sberbank upon the occurrence of certain events.

In May, June and August 2004, VimpelCom and VimpelCom-Region signed a series of pledge agreements with Sberbank. As of September 30, 2004, assets pledged as collateral against this credit line included certain items of telecommunications equipment with an approximate carrying amount of US$57,791, and VimpelCom’s and VimpelCom-Region’s shares in certain of their subsidiaries: 100% of shares of Closed Joint Stock Company RTI Service-Svyaz (“RTI Service-Svyaz”), 98% of shares of Cellular Company, 98.81% of shares of Orensot, 100% of shares of StavTeleSot and 100% of shares of Closed Joint Stock Company Extel (“Extel”). The carrying amount of net assets of RTI Service-Svyaz, StavTeleSot and Extel was US$8,717, US$64,543 and US$25,202, respectively, in the accompanying condensed consolidated balance sheet as of September 30, 2004. The carrying amount of 98% of net assets of Cellular Company and 98.81% of net assets of Orensot was US$1,843 and US$41,150, respectively, in the accompanying condensed consolidated balance sheet as of September 30, 2004. Under the loan agreement between VimpelCom and Sberbank, VimpelCom is subject to certain defined debt covenant restrictions, including several restrictions related to financial condition. As of the September 30, 2004, VimpelCom has drawn US$129,800 under this credit line.

On June 16, 2004, the offering of 10 % Loan Participation Notes (“Notes”) issued by, but without recourse to UBS (Luxembourg) S.A., for the sole purpose of funding a US$250,000 loan to VimpelCom was completed. The loan will mature on June 16, 2009. VimpelCom is to pay cash interest on the loan at the rate of 10% per annum from June 16, 2004, payable semi-annually on June 16 and December 16 of each year. Such interest payments will commence on December 16, 2004. As of September 30, 2004, interest in the amount of US$7,292 was accrued. Gross issuance costs amounted to US$3,775 and were included, net of related accumulated amortization of US$189, in other assets in the accompanying condensed consolidated balance sheet. Amortization of debt issuance costs is included in interest expense in the accompanying condensed consolidated financial statements.

On July 14, 2004, the offering of 10% Loan Participation Notes (the “Further Notes”) issued by, but without recourse to UBS (Luxemburg) S.A., for the sole purpose of funding a US$200,000 loan to VimpelCom was completed. The issue price amounted to 100.5% of Further Notes face value. Upon the issue, the Further Notes were consolidated and formed a single series with the Notes due on June 16, 2009. As of September 30, 2004, interest in the amount of US$4,278 was accrued. The gross issuance costs comprised US$2,408 and were included, net of related accumulated amortization of US$60, in other assets in the accompanying condensed consolidated balance sheet. Amortization of debt issuance costs is included in interest expense in the accompanying condensed consolidated financial statements.

On August 18, 2004, Raiffeisenbank Austria provided an unsecured, US dollar denominated, credit line of US$30,000 to Open Joint Stock Company KB Impuls (“KBI”), a subsidiary of VimpelCom. The loan bears interest at US dollar one-month LIBOR rate plus 3.125%, payable on a monthly basis. The loan is to be repaid no later than December 27, 2004. As of the September 30, 2004, KBI has drawn US$30,000 under this credit line.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

On August 18, 2004, Raiffeisenbank Austria provided an unsecured, US dollar denominated, credit line of US$40,000 to KBI. The loan bears interest at US dollar one-month LIBOR rate plus 3.125%, payable on a monthly basis. The loan is to be repaid no later than August 18, 2005. As of the September 30, 2004, KBI has drawn US$40,000 under this credit line.

As of September 30, 2004, KaR-Tel had obligations under US dollar denominated credit facility provided by Open Joint Stock Company Kazkommertzbank (“Kazkommertzbank”). The credit facility was opened before KaR-Tel was acquired by VimpelCom Finance B.V. (Note 3). As of September 30, 2004, assets pledged as collateral against this credit facility included certain items of telecommunications equipment with an approximate carrying amount of US$577. The loan is to be repaid on April 8, 2005. As of the September 30, 2004, KaR-Tel has drawn US$35,000 under this loan.

7.	ROUBLE DENOMINATED BONDS

On May 20, 2003, VimpelCom-Region issued Russian rouble-denominated bonds through Limited Liability Company VimpelCom Finance (“VimpelCom Finance”), an ultimate subsidiary of VimpelCom-Region, in an aggregate principal amount of 3,000,000 thousand roubles. The bonds are due on May 16, 2006. Bondholders had a put option exercisable between May 7 and May 18, 2004, at 100% of the nominal value of the bonds plus accrued interest. The annual interest rate for the first two interest payments was 8.8%. On May 7, 2004, VimpelCom Finance announced that the interest rate for subsequent interest payments would be 9.9%.

On May 18, 2004, bondholders exercised put options on bonds with an aggregate principal amount of 2,512,569 thousand roubles. Bonds that were tendered for redemption pursuant to exercise of the put option right were acquired on May 18, 2004, by VimpelCom-Region (with an aggregate principal amount of 1,201,000 thousand roubles) and Raiffeisenbank pursuant to the arrangement between Raiffeisenbank and VimpelCom-Region (with an aggregate principal amount of 1,311,569 thousand roubles).

In May 2004, VimpelCom-Region entered into an arrangement with Raiffeisenbank in connection with the redemption of the Russian ruble-denominated bonds issued by VimpelCom Finance. In accordance with the terms of the arrangement, Raiffeisen Bank acquired the bonds tendered for redemption with an aggregate principal amount of 1,311,569 thousand roubles and VimpelCom-Region undertook an obligation to purchase all of these bonds. Pursuant to this arrangement on May 25, 2004, VimpelCom-Region purchased from Raiffeisenbank bonds with an aggregate principal amount of 533,330 thousand roubles at 100.03% of the principal amount of the bonds plus accrued interest. Also, as part of the arrangement, on August 18, 2004 VimpelCom-Region purchased the remaining bonds held by Raiffeisenbank (with an aggregate principal amount of 1,000,000 thousand roubles) at 100.78% of their principal amount plus accrued interest.

The bonds acquired by VimpelCom-Region in connection with the May 18, 2004, redemption are available for resale in the Russian secondary market in accordance with Russian law and VimpelCom-Region intends to sell all such bonds back into the Russian secondary market. As of September 30, 2004, VimpelCom-Region has sold bonds with a principal amount of 2,645,004 thousand roubles back into the secondary market at 99% to 103.3% of their principal amount.

As of September 30, 2004, the outstanding aggregate principal amount of bonds comprised 2,911,834 thousand roubles (US$99,652 at exchange rate as of September 30, 2004), which are traded on the secondary market.

8.	FORWARD AGREEMENTS

VimpelCom has both in past quarters and in the nine-month period ended September 30, 2004, entered into forward exchange contracts to hedge certain liabilities denominated in foreign currencies. The purpose of VimpelCom’s foreign currency hedging activities is to protect VimpelCom from risk that the eventual dollar cash outflows from payments in euros to vendors of equipment will be adversely affected by changes in the exchange rates.

On June 30, 2004, KBI entered into a forward agreement with Standard Bank for purchase of EURO 7,339 thousand for US dollars at a rate of 1.2079 US$/1EURO in four instalments during the period from

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

November 24, 2004 to May 24, 2006, to hedge foreign currency risk associated with the liability under equipment financing agreements between KBI and Alcatel SEL AG. The agreement qualified as a fair value hedge under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The derivative was recorded at fair value of US$269 as of September 30, 2004, and included in other current assets and in other assets in the amount of US$139 and US$130, respectively, in the accompanying condensed consolidated balance sheet.

On June 30, 2004, KBI entered into a forward agreement with Standard Bank for purchase of EURO 7,339 thousand for US dollars at a rate of 1.2089 US$/1EURO in four instalments during the period from August 25, 2004 to February 24, 2006, to hedge foreign currency risk associated with the liability under equipment financing agreements between KBI and Alcatel SEL AG. The agreement qualified as a fair value hedge under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The derivative was recorded at fair value of US$190 as of September 30, 2004, and included in other current assets and in other assets in the amount of US$129 and US$61, respectively, in the accompanying condensed consolidated balance sheet.

9.	EQUIPMENT FINANCING

As of September 30, 2004, KaR-Tel had obligations under equipment financing agreements with Alcatel SEL AG (“Alcatel”) of EURO 11,756 (US$14,480 at KASE exchange rate as of September 30, 2004). Equipment was received by KaR-Tel before it was acquired by VimpelCom Finance B.V. (Note 3).

As of September 30, 2004, KaR-Tel had obligations under US dollar denominated credit line provided by Bank TuranAlem on the financing of the delivery of equipment from Alcatel. The equipment was received and the credit line was opened before KaR-Tel was acquired by VimpelCom Finance B.V. (Note 3). As of September 30, 2004, assets pledged as collateral against this loan included certain items of telecommunications equipment with an approximate carrying amount of US$26,694. The loan is to be repaid on various days but no later than February 20, 2009. As of the September 30, 2004, KaR-Tel has drawn US$14,745 and EURO 8,990 (US$11,073 at KASE exchange rate as of September 30, 2004) under this credit line.

As of September 30, 2004, KaR-Tel had obligations under US dollar denominated credit facility provided by Almaty Merchant Bank on the financing of the delivery of equipment from Alcatel. The equipment was received and the credit facility was opened before KaR-Tel was acquired by VimpelCom Finance B.V. (Note 3). The credit facility is to be repaid on August 25, 2005. As of the September 30, 2004, KaR-Tel has drawn EURO 7,809 (US$9,619 at KASE exchange rate as of September 30, 2004) under this loan.

10.	IMPAIRMENT CHARGES

On July 13, 2004, VimpelCom increased its share of ownership in Bee-Line-Samara to 100% by acquiring the remaining 49% of Bee-Line Samara common stock, which VimpelCom did not previously own (Note 3). As part of its detailed due-diligence leading up to the July 2004 transaction, VimpelCom conducted a comprehensive internal review of the long-lived assets at Bee-Line Samara, specifically its telecommunication AMPS/D-AMPS network equipment in Samara region. This review was based on the VimpelCom’s expected usage levels of the AMPS/D-AMPS network subsequent to 100% acquisition.

VimpelCom has recorded an impairment charge of US$7,354 during the quarter ended June 30, 2004, related to the aforementioned impairment review. This charge represents the excess of the carrying amount of assets over their fair value. Fair value of the assets was determined as the present value of estimated future cash flows expected to result from the use of the assets.

11.	GUARANTEES OF OBLIGATIONS OF CONSOLIDATED SUBSIDIARIES

VimpelCom irrevocably and unconditionally guaranteed VimpelCom-Region’s obligations under the loan from Sberbank for the total amount of US$50,000. Under the terms of the guarantee VimpelCom should pay any arrears of VimpelCom-Region within five days after Sberbank’s notification. VimpelCom’s guarantee is valid until VimpelCom-Region fulfils all its obligations under the loan agreement with Sberbank. As of September 30, 2004, the carrying amount of the loan principal of US$70,000 was included in the accompanying unaudited condensed consolidated balance sheet.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

VimpelCom irrevocably, fully and unconditionally guaranteed KBI’s payment obligations under equipment financing agreements with Alcatel for the total amount of US$46,810. VimpelCom will be liable to Alcatel if KBI fails to pay under any of the Alcatel equipment financing agreements. VimpelCom’s guarantee is valid until KBI fulfils all of its payment obligations under equipment financing agreements. KBI is a subsidiary of VimpelCom.

VimpelCom-Region irrevocably, fully and unconditionally guaranteed VimpelCom Finance’s obligations under rouble denominated bonds. Under the terms of the guarantee VimpelCom-Region should pay any arrears of VimpelCom Finance under the rouble denominated bonds up to a maximum of 3,000,000 thousand roubles, which equalled the aggregate principal amount of the bonds at issuance. VimpelCom-Region’s guarantee is valid until VimpelCom Finance fulfils all its obligations under rouble denominated bonds. As of September 30, 2004, the carrying amount of the rouble denominated bonds of US$99,652 was included in the accompanying unaudited condensed consolidated balance sheet.

VimpelCom Finance B.V. irrevocably, fully and unconditionally guaranteed KaR-Tel’s payment obligations under the loan from Kazkommertzbank for the total amount of US$35,000. Under the terms of the guarantee VimpelCom Finance B.V. will be liable to Kazkommertzbank if KaR-Tel breaches its obligations under the loan agreement. VimpelCom Finance’s B.V. guarantee is valid until KaR-Tel fulfils all of its payment obligations under the loan.

12.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Nine months ended September 30,
	2004		2003
	(In thousands of US dollars, except per share amounts)
Numerator:
Net income	US$	269,271	US$	166,224
Denominator:
Denominator for basic earnings per share – weighted average shares		40,176		38,079
Effect of dilutive securities:
Convertible preferred stock		6,427		6,427
Employee stock options		50		33
Senior convertible notes		—		—

Denominator for diluted earnings per share – assumed conversions		46,653		44,539

Basic net income per common share	US$	6.70	US$	4.37

Diluted net income per common share	US$	5.77	US$	3.73

Senior convertible notes were not included in the computation of earnings per share assuming dilution for the nine-month period ended September 30, 2003 because they would not have a dilutive effect for the these period.

13.	SEGMENT INFORMATION

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, requires companies to provide certain information about their operating segments. In the past quarters VimpelCom had two reportable segments: the Moscow license area and the regions outside of the Moscow license area (the “Regions”). As of September 30, 2004, new reportable segment, the CIS, was identified due to the acquisition of KaR-Tel (Note 3). The Moscow license area includes the city of Moscow and the Moscow region. The Regions include all other regions of the Russian Federation. The CIS reportable segment includes states within Commonwealth of Independent States.

Management decided to organize the enterprise based on geographical areas. Management analyses the reportable segments separately because of different economic environments and stages of development of markets of wireless telecommunications services in different geographical areas, requiring different

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

investment and marketing strategies. The Moscow license area represents a more developed market for VimpelCom’s services compared to the Regions and CIS.

The Board of Directors and management utilize more than one measurement and multiple views of data to measure segment performance. However, the dominant measurements are consistent with VimpelCom’s consolidated financial statements and, accordingly, are reported on the same basis herein. Management evaluates the performance of its segments primarily based on revenue, operating income, income before income taxes and net income along with cash flows and overall economic returns. Intersegment revenues are eliminated in consolidation. Intersegment revenues may be accounted for at amounts different from sales to unaffiliated companies. The accounting policies of the segments are the same as those of VimpelCom.

Financial information by reportable segment for the nine-month periods ended September 30, 2004 and 2003 is presented in the following tables.

Nine months ended September 30, 2004:

	Moscow License Area		Regions		CIS		Total
Total operating revenues from external customers	US$	859,202	US$	640,997	US$	10,759	US$	1,510,958
Total intersegment revenues		77,354		63,776		—		141,130
Operating income		291,042		218,234		1,412		510,688
Income before income taxes and minority interest		263,490		199,630		2,138		465,258
Net income		184,770		144,920		2,284		331,974

Nine months ended September 30, 2003:

	Moscow License Area		Regions		Total
Total operating revenues from external customers	US$	655,746	US$	272,112	US$	927,858
Total intersegment revenues		40,544		27,797		68,341
Operating income		235,013		57,915		292,928
Income before income taxes and minority interest		205,520		42,366		247,886
Net income		148,573		26,961		175,534

Information about total assets of each reportable segment as of September 30, 2004 and December 31, 2003 follows:

	September 30, 2004		December 31, 2003
Moscow License Area	US$	2,669,331	US$	1,717,716
Regions		1,758,339		1,021,674
CIS		572,120		—

Total	US$	4,999,790	US$	2,739,390

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

A reconciliation of VimpelCom’s total segment financial information to the corresponding consolidated amounts follows:

	Nine months ended September 30,
	2004		2003
Income before income taxes and minority interest
Total income before income taxes and minority interest for reportable segments	US$	465,258	US$	247,886
Elimination of intersegment loss before income taxes and minority interest		1,259		(273)

Total consolidated income before income taxes and minority interest	US$	466,517	US$	247,613

	Nine months ended September 30,
	2004		2003
Net income
Total net income for reportable segments	US$	331,974	US$	175,534
Minority interest in net (income) loss of subsidiaries		(62,346)		(9,889)
Elimination of intersegment net income		(357)		579

Net income	US$	269,271	US$	166,224

	September 30, 2004		December 31, 2003
Assets
Total assets for reportable segments	US$	4,999,790	US$	2,739,390
Elimination of intercompany receivables		(1,392,775)		(437,158)

Total consolidated assets	US$	3,607,015	US$	2,302,232

14.	CONTINGENCIES AND UNCERTAINTIES

The Russian economy while deemed to be of market status beginning in 2002, continues to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls, which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be significantly impacted by the government’s continued actions with regard to supervisory, legal, and economic reforms.

On January 1, 2004, a new law on telecommunications came into effect in Russia. The law sets the legal basis for the telecommunications business in Russia and defines the status that state bodies have in the telecommunications sector. VimpelCom cannot predict with any certainty how the new law will affect VimpelCom. The new law was designed to create a new interconnect and federal telephone line capacity pricing regimes in 2004 that should be more transparent and unified, if fairly implemented. However, as of September 30, 2004, these regimes have not been implemented. The new law also creates a universal service charge calculated as a percentage of revenue which will be introduced from 2005. The new law may increase the regulation of the VimpelCom’s operations and until such time as appropriate regulations consistent with the new law are promulgated, there will be a period of confusion and ambiguity as regulators interpret the legislation.

The taxation system in Russia is evolving as the central government transforms itself from a command to a market oriented economy. There were many Russian Federation tax laws and related regulations introduced in the second quarter 2004 and previous periods which were not always clearly written and their interpretation is subject to the opinions of the local tax inspectors, Central Bank officials and the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and between the Central Bank and the Ministry of Finance are not unusual. Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, VimpelCom has accrued tax liabilities based on management’s best estimate.

As of September 30, 2004, VimpelCom does not believe that any material matters exist relating to the developing markets and evolving fiscal and regulatory environment in Russia, including current pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be misleading.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In the ordinary course of business, VimpelCom may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which VimpelCom operates. In the opinion of management, VimpelCom’s liability, if any, in all pending litigation, other legal proceeding or other matters other than what is discussed herein will not have a material effect upon the financial condition, results of operations or liquidity of VimpelCom.

VimpelCom’s operations and financial position will continue to be affected by Russian political developments including the application of existing and future legislation and tax regulations. The likelihood of such occurrences and their effect on VimpelCom could have a significant impact on VimpelCom’s ability to continue operations. VimpelCom does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in Russia.

VimpelCom’s ability to generate revenues in Moscow and the Moscow region is dependent upon the operation of the wireless telecommunications networks under its licenses. VimpelCom’s AMPS/D-AMPS license to operate in the Moscow license area expires in November 2007, while the GSM license for the Moscow license area expires in April 2008. Various regional GSM 900/1800 licenses belonging to VimpelCom-Region and its subsidiaries, Orensot, Extel, StavTeleSot, Vostok-Zapad Telecom, DalTelecom International and KarTel, expire between August 2006 and March 1, 2014. Article 39 of the new Federal Law on Communications, which became effective on January 1, 2004, defines the circumstances under which a license may be revoked. However, there is no precedent as to the practical application of this new law as it applies to actual license terminations.

VimpelCom is dependent upon a small number of suppliers, principally Alcatel and Ericsson, for purchases of wireless telecommunications equipment. Similarly, there is only a small number of telephone line capacity suppliers in Moscow.

VimpelCom’s AMPS licenses to operate wireless networks in the regions (not including Moscow and the Moscow region) include a condition to make non-returnable contributions to the development of the public switched telecommunications network of the Russian Federation. The amount of contribution is unspecified and will be agreed with or determined by the respective local administrations. VimpelCom has made no significant payments and it is not possible to determine the amount that will eventually become payable.

Moscow GSM License

On December 30, 2003, Gossvyaznadzor, an official body responsible for compliance with the legislation and regulations in telecommunications industry, issued Notices to each of VimpelCom and KBI ordering them to cure alleged violations of several government regulations, the Federal Law on Telecommunications, two provisions of the Civil Code of the Russian Federation (in the case of KBI) and license provisions. KBI is a wholly-owned subsidiary of VimpelCom which holds the GSM-900/1800 license for the Moscow license area. Revenues related to this license were US$823,699 and US$621,221 for the nine-month periods ended September 30, 2004 and 2003, respectively.

The Notices provided specific cure periods for many of the stated violations and required VimpelCom and KBI to notify Gossvyaznadzor of compliance with them. The Notices did not, however, specify the actions that VimpelCom and KBI must take to cure the stated violations. In management’s opinion, with the exception of the stated violation that KBI is disputing and as discussed below, VimpelCom and KBI have implemented measures to comply with the Notices within the stipulated cure periods that have passed to date and have notified Gossvyaznadzor of that fact. Acting in accordance with the Notices, KBI sent to a number of local operators certain amendments to interconnect agreements with such operators. All operators, excluding the one, signed amendments, which were suggested by KBI in order to meet the Notices.

On January 22, 2004, Moscow Arbitration Court accepted the motion submitted by KBI on January 14, 2004, to partially invalidate the Notice to KBI, in particular, to invalidate the Clause 5 of the Notice (“Clause 5”). KBI is disputing Clause 5, which alleges first that KBI does not have agreements for provision of telecommunications services with the subscribers of its network and thereby violates clause 1, article 779 of the Civil Code of the Russian Federation and second, that the agency agreement between VimpelCom and KBI does not specifically provide that VimpelCom shall sign agreements on provision of GSM cellular radiotelephony services on behalf of KBI and thereby violates clause 1, article 184 of the Civil Code of the

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Russian Federation. On January 22, 2004, the Moscow Arbitration Court issued a ruling satisfying KBI’s motion for injunctive measures by suspending Clause 5. On March 18, 2004, the Moscow Arbitration Court ruled in favour of KBI and invalidated the relevant provision of the December 30, 2003 Notice. In late April 2004, VimpelCom had been informed that Gossvyaznadzor filed an appeal and the Appellate Panel of the Moscow Arbitration Court issued a decision on June 1, 2004, confirming the lower court’s ruling in favor of KBI. On July 22, 2004, Gossvyaznadzor again appealed and on August 27, 2004, the Federal Arbitration Court of the Moscow district again found in favour of KBI, affirming the lower courts’ decisions of March 18, 2004 and of June 1, 2004, and thus rejected the Gossvyaznadzor motion. Gossvyaznadzor has the right to appeal this decision to the Higher Arbitration Court until December 3, 2004.

VimpelCom’s management is unable to predict at this time the final outcome of this matter or whether the resolution of this matter could materially affect VimpelCom’s results of operations, cash flows or financial position.

15.	SUBSEQUENT EVENTS

On October 1, 2004 VimpelCom-Region sold the remaining part of the Russian rouble-denominated bonds (Note 7) with a principal amount of 88,166 thousand roubles on the Russian secondary market. As of the date hereof, all of the bonds acquired by VimpelCom-Region in connection with the May 18, 2004 redemption have been resold in the Russian secondary market

On October 22, 2004, the offering of 8.375 % Loan Participation Notes (“Notes”) issued by, but without recourse to UBS (Luxembourg) S.A., for the sole purpose of funding a US$300,000 loan to VimpelCom was completed. The loan will mature on October 22, 2011. VimpelCom is to pay cash interest on the loan at the rate of 8.375% per annum from October 22, 2004, payable semi-annually on October 22 and April 22 of each year. Such interest payments will commence on April 22, 2005.

On November 26, 2004, VimpelCom received an act from the Russian tax inspectorate with preliminary conclusions of the tax review of VimpelCom’s 2001 tax filing. The act stated that VimpelCom owed an additional 2,525,012 thousand rubles (US$90,996 at exchange rate as of December 31, 2004) in various taxes plus 1,887,059 thousand rubles (US$68,005 at exchange rate as of December 31, 2004) in fines and penalties. On December 30, 2004, VimpelCom received the final decision of the tax review of VimpelCom’s 2001 tax filing by the tax inspectorate, stating that VimpelCom owed only an additional of 284,936 thousand rubles (US$10,300 at exchange rate as of December 31, 2004) in tax plus 205,026 thousand rubles (US$7,389 at exchange rate as of December 31, 2004) in fines and penalties. Management’s estimate of the amount of potential effect on VimpelCom’s consolidated net income could be up to approximately US$8,700. In accordance with the final decision, during the fourth quarter of 2004, VimpelCom recorded US$7,389, US$979 and US$365 of additional fines and penalties, various taxes and additional income tax, respectively.

On December 10 and 17, 2004, individual purchasers of VimpelCom securities filed lawsuits in the United States District Court for the Southern District of New York against VimpelCom and VimpelCom’s Chief Executive Officer and our Chief Financial Officer. In substantially similar complaints, the two plaintiffs allege violations under Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder on behalf of themselves and on behalf of all persons or entities who purchased VimpelCom’s securities between March 25, 2004 and December 7, 2004. The principal allegations in the complaints relate to the act with preliminary conclusions of the review of VimpelCom’s 2001 tax filing by the Russian tax inspectorate, which VimpelCom disclosed in a December 8, 2004 press release. Management is currently unable to estimate the effect that any ultimate resolution of these matters might have on its consolidated financial statements.

On December 28, 2004, VimpelCom received an act from the Russian tax inspectorate with preliminary conclusions of the tax review of VimpelCom’s 2002 tax filings. The act states that VimpelCom owes an additional 408,534 thousand rubles (US$14,723 at exchange rate as of December 31, 2004) in tax plus 172,065 thousand rubles (US$6,201 at exchange rate as of December 31, 2004) in fines and penalties. The 2002 act is a preliminary notice and is not a final tax claim or demand by the tax inspectorate. VimpelCom has already filed objections to the preliminary conclusions in the 2002 act and observed that many of the assertions made by the tax inspector in the preliminary act are unrelated in nature to the subject matters settled in relation to the 2001 tax year. Management is currently unable to estimate the effect that any ultimate resolution of these matters might have on its consolidated financial statements.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

On January 10, 2005, KaR-Tel received an “order to pay” issued by the Savings Deposit Insurance Fund (the “Fund”) in the amount of approximately US$5,500,000 (stated as approximately Turkish Lira 7.55 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). The order does not provide any information regarding the nature of or basis for, the asserted debt, other than to state that it is a debt to the Treasury and the term for payment is May 6, 2004. On January 17, 2005, KaR-Tel delivered to the Turkish consulate in Almaty a petition to the Turkish court objecting to the propriety of the order. That same day, KaR-Tel also delivered a similar petition to the Ministry of Justice of the Republic of Kazakhstan for forwarding to the Ministry of Justice of the Republic of Turkey. Although VimpelCom believes that the order to pay is without merit and that any attempted enforcement of the order to pay outside of Turkey is subject to procedural and substantive hurdles, there can be no assurance that KaR-Tel will prevail with respect to the objections filed (either on substantive or procedural grounds, including that the above-mentioned petitions were filed in a valid and otherwise timely manner in accordance with applicable legal requirements), that claims will not be brought by the Fund directly against VimpelCom or its other subsidiaries or that KaR-Tel and/or VimpelCom or its other subsidiaries will not be required to pay amounts owed in connection with the order or on the basis of other claims made by the Fund. The adverse resolution of this matter, and any others that may arise in connection therewith, could have a material adverse effect on VimpelCom’s business, financial condition and results of operations, including an event of default under some or all of our outstanding indebtedness. This “order to pay” amount is not reflected as a liability in KaR-Tel’s balance sheet as of the date of acquisition, and management is currently unable to estimate the effect that any ultimate resolution of these matters might have on its consolidated financial statements.